

Snail
Born to dream



2025
ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File Number 001-41556

SNAIL, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	88-4146991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12049 Jefferson Blvd Culver City, CA	90230
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: +1 (310) 988-0643

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SNAL	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer		☐
Non-accelerated filer	☒	Smaller reporting company		☒
Emerging growth company	☒			

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

As of June 30, 2025, the last business day of the Registrant's most recently completed second quarter, there was no public market for the Registrant's class B common stock.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant for the Class A common stock, based on $1.37 per share, which was the closing price of a share of the Registrant's Class A common stock on June 30, 2025 (the last business day of the Registrant's mostly recently completed second fiscal quarter) as reported by the Nasdaq Capital Market on such date was approximately $11,877,245. This calculation is based on 8,669,522 shares of our outstanding Class A common stock held by non-affiliates as of June 30, 2025 and a price of $1.37 per share and does not reflect a determination that certain persons are affiliates of the Registrant for any other purpose.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class of Common Stock	Outstanding Shares as of March 16, 2026
Class A Common Stock, par value $0.0001 per share	9,032,061
Class B Common Stock, par value $0.0001 per share	28,748,580

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates certain information by reference from the definitive proxy statement for the Registrant's 2026 Annual Meeting of Stockholders to be filed within 120 days of the Registrant's fiscal year ended December 31, 2025 (the "Proxy Statement"). Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

SNAIL, INC. AND SUBSIDIARIES
Form 10-K
For the Year Ended December 31, 2025

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report") contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "may," "predict," "continue," "estimate" and "potential," or the negative of these terms or other similar expressions.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified described in "Part I, Item 1A.—Risk Factors," of this Annual Report. The statements we make regarding the following matters are forward-looking by their nature:

- our ability to re-establish profitable operations, raise additional capital or renegotiate our debt arrangements;

- our growth prospects and strategies;

- launching new games and additional functionality to games that are commercially successful;

- our expectations regarding significant drivers of our future growth;

- our ability to retain and increase our player base and develop new video games and enhance our existing games;

- competition from companies in a number of industries, including other casual game developers and publishers and both large and small, public and private multimedia companies;

- our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

- our relationships with third-party platforms such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, the Apple App Store, the Google Play Store, My Nintendo Store and the Amazon Appstore;

- our ability to successfully enter new markets and manage our international expansion;

- protecting and developing our brand and intellectual property portfolio;

- costs associated with defending intellectual property infringement and other claims;

- our future business development, results of operations and financial condition;

- rulings by courts or other governmental authorities;

- our failure to meet the continued listing requirements of the Nasdaq Capital Market could result in a de-listing of our common stock;

- our Share Repurchase Program (as defined below), including expectations regarding the timing and manner of repurchases made under the Share Repurchase Program;

- our plans to pursue and successfully integrate strategic acquisitions;

- other risks and uncertainties described in this Annual Report, including those described in Item 1A of Part I, "Risk Factors"; and

- assumptions underlying any of the foregoing.

Further information on risks, uncertainties and other factors that could affect our financial results are included in our filings with the United States Securities and Exchange Commission (the "SEC") from time to time, including in Item 1A of Part I, "Risk Factors," of this Annual Report and other periodic reports on Form 10-K and 10-Q filed or to be filed with the SEC. You should not rely on these forward-looking statements, as actual outcomes and results may differ materially from those expressed or implied in the forward-looking statements as a result of such risks and uncertainties. All forward-looking statements in this Annual Report are based on management's beliefs and assumptions and on information currently available to us as of the date of this filing, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

PART I

Item 1. Business.

Overview

Our mission is to provide high-quality entertainment experiences to audiences around the world. We are a leading, global independent developer and publisher of interactive digital entertainment for consumers around the world. We have built a premier portfolio of premium games designed for use on a variety of platforms, including consoles, PCs, and mobile devices. *ARK: Survival Ascended* was ranked in top 100 on Steam in 2025, a year in which we launched the *ARK: Lost Colony* downloadable content (" DLC"). Our expertise in technology, in-game ecosystems and monetization of online multiplayer games has enabled us to assemble a broad portfolio of intellectual property across multiple media formats and technology platforms. Our flagship franchise from which we generate the substantial majority of our revenues, *ARK*, is a leader within the sandbox survival genre with over 108.6 million console and PC installs through December 31, 2025. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations— Key Performance Metrics." In the year ended December 31, 2025, *ARK: Survival Evolved* and *ARK: Survival Ascended* combined for an average total of 224,000 daily active users ("DAUs") on the Steam and Epic platforms. We define "daily active users" as the number of unique users who play any given game on any given day. For the years ended December 31, 2025 and 2024, we generated 89.4% and 85.1%, respectively, of our revenues from the *ARK* franchise.

Our roots trace back to the beginnings of the massively multiplayer online role-playing games ("MMORPG"), with early titles including *Age of Wushu*. Our long history provides us with substantial experience that we leverage to identify and invest in promising game development studios and to manage the growth of our games into AAA titles. We collaborate with talented development teams, providing our expertise, capital, technological resources, customer service, marketing strategy and other services to achieve a successful outcome.

We optimize our development pipeline and target specific market segments by publishing games under several specialized brands through our three publishing labels, Snail Games USA, Wandering Wizard and Interactive Films. Our distribution strategy utilizes Steam's early access feature ("Early Access"), which allows us to publish a title while it is still in development, to achieve faster go-to-market times. We utilize proprietary technology, including a versatile game engine and advanced server technology, to heighten artistic detail and increase player engagement.

We attribute our continued success to several differentiating elements.

Perseverance: We are called Snail because we admire a snail's perseverance in achieving its goals. We maintain a disciplined approach to our game development, financial management and strategic acquisitions as we seek to deliver long-term value.

Innovation: We believe innovation is at the core of a highly engaging entertainment experience. Our titles span from indie games to our AAA franchise *ARK: Survival Ascended*. We created the Wandering Wizard label to allow us to invest and grow indie titles built by bright, passionate teams.

Technology: We utilize advanced and proprietary technologies to drive demand and optimize costs. The Company is strategically integrating artificial intelligence technology into our game development process. We will transform our art pipeline with an innovative text to 3D model and pioneer the generation of resources and biomes on a planetary scale. Our proprietary micro-influencer platform, *NOIZ*, operated by our subsidiary Eminence Corp, enables us to substantially broaden our influencer base at an advantaged cost, and our game and server technology provide a highly customizable development infrastructure.

Collaboration: We partner with talented independent studios for game development. Development teams, some of which are our wholly owned subsidiaries, are provided capital and other critical resources and are afforded a high degree of autonomy. We believe this model best preserves the culture and creativity of the development team and encourages the development of successful games.

Developers: We believe in the importance of maintaining a broad developer network to ensure the simultaneous development of high-quality games. We have seven internal development studios and we partner with two related-party development studios from AAA to indie located in the United States and internationally.

Experience: Our management team has deep knowledge of the gaming landscape based on more than two decades of experience in the gaming industry. Our Founder, Chief Executive Officer, Chief Strategy Officer, and Chairman Mr. Hai Shi, was a pioneer in sandbox and MMORPG games, and our Vice President and Director of Business Development and Operations, Peter Kang, has a deep understanding of game development and publishing. Our industry experience is foundational to our success in development and publishing and helps us to quickly identify attractive acquisition and partnership opportunities.

Our dedication to providing audiences with high-quality entertainment experiences utilizing the latest gaming technology has produced strong user engagement, continued revenue growth, and increased cash flows. Through December 31, 2025, our *ARK* series games have been played for 4.3 billion hours with an average playing time per user of 161.4 hours and with the top 21.5% of all players spending over 100 hours in the game, according to data from the Steam platform. For the years ended December 31, 2025 and 2024, our net revenue was $81.2 million and $84.5 million, respectively. We have maintained a diversified revenue base across platforms. During fiscal year 2025, approximately 38.4% of our revenue came from consoles, 50.0% from PC and 9.6% from mobile platforms; as compared to 42.4% from consoles, 48.1% from PC and 5.5% from mobile platforms during the year ended December 31, 2024. We had a net loss of $27.2 million for the year ended December 31, 2025 as compared to a net income of $1.8 million for the year ended December 31, 2024.

Recent Developments

In 2025, we accelerated the expansion and monetization of our core franchises across console, PC, and mobile platforms. We released multiple high-impact *ARK* franchise DLC expansions, including *ARK: Astraeos*, *ARK: Aquatica*, and launched the highly anticipated *ARK: Lost Colony* in December 2025. The pre-sale performance of *ARK: Lost Colony* from June through November 2025 exceeded expectations with over 372K units sold. *ARK: Survival Ascended*, the base game, continued to deliver robust results in 2025. The inclusion of *ARK: Survival Ascended* on PlayStation Plus in May 2025 generated over 8 million downloads and expanded the franchise's console footprint, with a corresponding uplift in DLC sales. Live-ops execution further strengthened engagement, as *Bellwright*'s two major content updates drove increased engagement among our fans. On mobile, *ARK: Ultimate Mobile Edition* surpassed 10 million downloads in 2025, reinforcing our multi-platform strategy. We also broadened our gaming portfolio with three game acquisitions, six indie releases, and new in-house IP announcements, underscoring our commitment to sustained franchise growth and diversified content development.

Beyond gaming, we advanced our Film and TV, and Digital Asset initiatives to diversify revenue streams and strengthen our ecosystem. Our short-form mobile app, *SaltyTV*, released 100+ short film dramas as of December 31, 2025, and continues to scale production under a strategic Memorandum of Understanding with Mega Matrix Inc. focused on joint development and global distribution. We also expanded into interactive full-motion video games with *The Fame Game: Welcome to Hollywood*, deepening user engagement through narrative-driven experiences. In parallel, we announced a strategic digital asset initiative to evaluate the launch of a proprietary stablecoin designed to enable secured digital payments across our entertainment ecosystem. At our December 2025 Investor Day event, we unveiled the stablecoin's official branding and symbolically minted the first coin, marking a significant milestone in positioning the Company at the forefront of digital innovation within the interactive entertainment space.

Market Opportunity

We serve a large addressable market in a dynamic industry with strong growth tailwinds. Video games are rapidly growing as an entertainment platform on a global scale given the proliferation of mobile devices and numerous vectors of gaming experience. We are well-positioned to capitalize on economic trends in our markets as we own and/or maintain exclusive license rights to valuable intellectual property ("IP") that can be monetized through various channels across gaming and digital entertainment. We believe that our current market leadership in video games and growing presence in influencer platform through *NOIZ* is just our beginning.

We have developed and invested in various successful sandbox survival titles since 2015. Our video game production quality, our history of franchise success, and our technological leadership have contributed to a deeply engaged, global player community, many members of which continue to purchase DLCs for our existing games and related games published under our brand or co-brands. We also offer the advantage of providing equal accessibility to gamers of all experience levels and demographics for our sandbox survival games, allowing us to maximize audience reach. Furthermore, depending on players' experience and intensity, our platform gives players the flexibility to play on our servers, user-created servers, or private servers, which allows us to target a wider range of gamers and lower operating expenses.

Our Value Proposition

Value proposition for gamers: We aim to provide high-quality entertainment experience to end users. We strive to create the best game play experience for gamers by offering frequent new content and endless game play possibility as key value propositions to our players.

New Content: We continuously incorporate feedback from players to improve existing games and build expansion packs, which are released periodically. DLCs offer gamers a familiar game play in a new virtual world with a different fantasy twist from dinosaurs to Sci-Fi.

Endless Possibility: Our games provide hours of entertainment with features that permit dynamic environmental changes of the virtual world, user-directed conquests, and cooperative or competitive gameplay with other users. Our sandbox games provide players with freedom, without the rules found in other genres such as racing games.

Value proposition for developers: Our business model is dependent on partnerships with developers, and we offer key value propositions of collaborative partnership, culture of innovation and technology to our developers.

Value proposition for creators: In the first quarter of 2024, we launched our premium modding program through *ARK: Survival Ascended* which will allow publishing of modified content to the PC, Xbox and PlayStation platforms. This is revolutionary as these platforms were previously locked for modified content. Our proprietary technology will allow capable developers familiar with the cutting-edge Unreal Engine 5 to publish their creations onto console platforms with the click of a button. The premium mods program for *ARK: Survival Ascended* represents a forward-thinking approach to community engagement and rewards creators with an industry leading 50% of the revenue generated.

Collaborative Partnership: We provide capital, technological resources, customer service, marketing strategy and other services to our video game development partners. We strategize with developers to customize marketing campaigns tailored to target markets. Our founder also provides developers with creative and other advice based on his deep expertise in the industry.

Culture of Innovation: We believe high-quality experiences result from a combination of forward thinking and fearless creativity. We encourage our development teams to experiment with emerging technologies and unique fantasy twists.

Technology: Our developers have access to our advanced development infrastructure as well as our proprietary technology including our micro-influencer technology, *NOIZ*, which helps brands engage with previously untapped small- to mid-sized influencers.

Our Platform

Our strategic flywheel is anchored by our dedication to delivering high-quality, compelling entertainment experiences and is driven by our capabilities in publishing, developing and creating proprietary technology. Growth in the number of published titles allows us to invest in new development teams and proprietary technology, which expand the number of titles we publish in a self-reinforcing loop. As the quality of our games increases, we are well-positioned to attract more users and more influencers. With increased influencers through our propriety micro-influencer platform, *NOIZ,* we are able to reach a broader audience and increase user engagement within our games. This drives additional revenue, which we use to increase our developer network and to build proprietary technology. Our technology, along with our collaborative, innovative culture attracts talented developers, which in turn result in an increased number of high-quality games.


Publishing
Drives capital for studio partnerships and game development
Publishing
Snail
Technology
Development
Technology
Provides high-quality virtual world experiences to users
Development
Enables focused execution on designing next-gen games

Publishing: We derive the majority of our revenue from titles we offer through licensing and publishing agreements. Our *ARK* franchise is led by our strategic partnership with Studio Wildcard. Our typical publishing cycle includes annual DLC releases for our major franchises, after which we repeat the same publishing cycle to attract new players and continue to entertain our existing players. We seek to bring new fantasy twists and genres to our players with innovative, creative content cultivated from strong partnerships with independent developers and published through our Interactive Films and Wandering Wizard labels.

Development: We also develop titles using a partnership approach in which we acquire ownership stakes in independent development teams. We preserve a development team's culture by allowing a high degree of autonomy in its operations, which we believe allows development teams to retain their creative license, while also extracting synergies by utilizing our shared resources including customer service and backend functions. Furthermore, we foster a culture of communication where employees at all levels at our partner studios are able to receive direct feedback from our CEO. We partnered with Donkey Crew to produce *Last Oasis*, a nomadic survival massively multiplayer online game ("MMO") with melee combat conquests, and *Bellwright*, an open-world survival game set in medieval times and includes town building, resource management and combat strategy.

Technology: We are early adopters of the latest technology in our games and develop proprietary technology when necessary to address market opportunities. We maintain a flexible infrastructure to efficiently develop virtual worlds with advanced rendering and atmospheric effects across a wide array of video game types. We developed a proprietary micro-influencer marketing platform, *NOIZ*, to help game streamers and game companies reach a wider audience and diversify marketing spend. We work with our developers to create custom campaigns to optimize reach.

Our Key Strengths

Top-ranked category defining franchise with a track record of growth: Our dedication to our customers and innovative game development has resulted in our position as a top-ranked, category-defining franchise with a track record of growth. Our flagship franchise, *ARK*, is a leader within the sandbox survival genre with over 108.6 million console and PC installs through December 31, 2025. *ARK* has consistently ranked among the top-grossing titles on Steam. As of December 31, 2025, *ARK* has been played for 4.3 billion hours since its release on the Steam platform.

Proven expertise in creating successful gaming franchises: We have proven expertise in creating successful gaming franchises. We are a multi-platform publisher with over 16 years of experience in creating culturally influential game titles, while demonstrating financial growth. As of December 31, 2025, we had 37 game titles. By recognizing the lucrative potential of the sandbox survival category at its nascent stages, we became a first mover in the category, and we now license and publish leading IP, including the global franchise *ARK: Survival Evolved*, *ARK: Survival Ascended, Bellwright, Atlas* and *Last Oasis*. Our approach to the industry is to create a one-size-fits-all game to draw people into the overall sandbox survival genre. In order to retain players, we invest in game quality to generate additional interest, in addition to spending on advertising. Our collaborative relationships with video game development studios, industry leaders, technology providers and distribution platforms allow us to invest in promising video game projects and manage their growth into AAA video games and entertainment franchises. Our approach creates a continuous cycle of monetization opportunities across our gaming portfolio.

IP portfolio spanning across multiple media formats and technology platforms to captivate end user: We license and own an IP portfolio spanning across multiple media formats and technology platforms to captivate end users. Our primary use of IP is to generate successful video games within and beyond the sandbox survival genre. Currently, our games are available on Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, the Apple App Store, the Google Play Store, My Nintendo Store and the Amazon Appstore, as well as through traditional retail channels. However, our vision for our valuable IP rights extend far beyond just gaming: our vision extends into media formats such as animation, TV, movies, eSports, and reality TV and interactive media, which we believe has tremendous potential. We have high aspirations across digital media and we have entered the animation and television industry with *ARK, the Animated Series* in 2024.

Collaborative development process between developers and management: We continue to evolve with the industry with our deep pipeline of leading video game franchises such as *ARK: Survival Evolved*, *ARK: Survival Ascended, Atlas*, *Survivor Mercs, Last Oasis* and *Bellwright*. Our success in game development and in keeping up with industry trends is partially attributed to our collaborative relationships with video game development studios, industry leaders, technology providers and distribution platforms. Our cooperative development process provides for a proprietary scalable model to publish multiple AAA video games based on current trends. We are proud of our collaborative relationship with our developers, as we believe it is truly unique in our industry and one of our main differentiators. We offer developers an ecosystem that aligns incentives and creates an environment for creativity to thrive. In addition to wonderful ideas for games, we value partners who share our vision and culture. After a partnership is formed, we offer developers a direct line of communication to Mr. Shi, our Founder, Chief Executive Officer, Chief Strategy Officer and Chairman, who is viewed as a pioneer in the video game industry and business world. We offer developers freedom by giving them access to the wide breadth of the Snail platform and resources so they can do what they do best: create.

Innovative use and creation of next-gen technologies and platforms: We use innovative technology to serve our customers, allowing us to provide high-quality user experiences and services. Our proprietary video game technology includes a versatile development pipeline tools, advanced rendering technology and advanced server and network operations, in addition to our use of currently accepted standard industry technologies. Additionally, our customizable development infrastructure provides a framework for efficiently developing all types of video game projects using advanced rendering technologies for realistic lighting, weather and atmospheric effects, for creating new types of virtual assets and for other effects that heighten artistic detail and increase player engagement. Our *ARK: Survival Ascended* premium mod program unlocks the power of Unreal Engine 5 for our player base to create limitless content and rewards their creativity through the most competitive revenue sharing models in the industry. Modders will be able to amplify their reach through this technology by publishing their mods across multiple platforms. Our micro-influencer business, *NOIZ*, strives to build an influencer marketing platform for brands to directly engage with small to-midsized influencers, through which influencers can reach millions of video game consumers and generate additional revenue at a cost advantage.

Visionary management team well versed in industry and business: We attribute much of our success to our visionary senior management and business development teams, which have a deep understanding of games and global video markets and aim to build innovative products for gamers. Our Founder, Chief Executive Officer, Chief Strategy Officer and Chairman, Mr. Shi, is also the founder and Chief Executive Officer of Suzhou Snail Digital Technology Co., Ltd. ("Suzhou Snail"), a related party, and is a pioneer in the video game industry and the sandbox survival genre. Mr. Shi is responsible for our overall vision, which has included adapting our business model for the global markets, focusing on premium games and investing in video game development and publishing in North America and Europe. Our founder and other members of our management and business development teams are seasoned gamers, who lead and provide insight into gaming development from a first-hand user's perspective. We operate in an ecosystem in which our leaders employ a hands-on approach, as each developer is able to get direct contact with our founder and receive one-on-one feedback and mentorship.

Our Growth Strategy

Continue to grow our successful **ARK** *franchise*: As one of the most creative and innovative companies in our industry, our primary strategy is to capitalize on our franchise and focus on delivering unique games and content, offering services that extend and enhance the experience, and connecting more players across more platforms. We believe the breadth and depth of our multi-platform, services offerings, and our use of multiple business models and distribution channels provide us with strategic advantages. We have established ourselves as a market leader based on our continued ability to release titles which rank in the top 100 of Steam sales and will continue to enhance our market-leading gaming franchises including *ARK: Survival Evolved*, *ARK: Survival Ascended, ARK: Ultimate Mobile Edition, Voyage*, *Bellwright, West Hunt* and *PixArk*. We focus on publishing high-quality content, regularly updating our games after launch to encourage social interactions, adding new content and features, and improving monetization. For example, we have released five paid DLCs since the original release of *ARK: Survival Evolved* to support further growth in our *ARK* franchise. Furthermore, we have released *ARK: Survival Ascended* to revolutionize the *ARK* experience for our players through leveraging the Unreal Engine 5 and have implemented thorough quality of life revamps in all aspects of the game. We continue to release new DLCs such as *Bob's Tall Tales, Fantastic Tames*, *Astraeos, Lost Colony*, etc. to further enhance the player experience and growth of the ARK franchise. We will also continue to support the modding community through the premium mod program.

Continue to build a strong pipeline of new content via Snail Games USA and our independent label, Wandering Wizard: Building on our strong established franchises and creating new franchises through compelling new content is at the core of our business. We are always seeking ways to expand our portfolio of franchises, launching new intellectual property or rolling out innovative platforms for gamers to remain engaged and have a unique experience. We endeavor to reach as many consumers as possible by offering our content on multiple platforms and delivering compelling experiences across multiple business models. Currently, we have seven console and PC games under development that are expected to be released in the next five years. Our independent label, Wandering Wizard, allows us to publish independent games of different graphical quality and different genres at a lower acquisition cost while utilizing our proven development and distribution strategies. Titles published under Wandering Wizard include *West Hunt*, *Expedition Agartha, Survivor Mercs,* and *Zombie Within*, and more recently, *Zombie Rollerz and Rebel Engine*. In addition to spending on advertising, we invest in the research and development of new games as a form of marketing to increase our exposure. We believe that utilizing resources in this manner allows us to better leverage our areas of developmental expertise before launching a title. Each new game serves as an opportunity to market ourselves, expose audiences to the sandbox survival genre, engage with existing players, and monetize our platform's full breadth of opportunities.

Continue to expand **NOIZ,** *our micro-influencer marketing business, and use the platform to bolster our marketing initiatives and eCommerce revenue*: We are focused on reaching more players whenever and wherever they want to play. We believe that we can add value to our network by utilizing content creators and micro-influencers to connect to a world of play by offering an interactive platform for players to engage in. We created our proprietary, full-service marketing platform, *NOIZ*, where we have direct relationships with influencers and save on third-party costs. *NOIZ* helps aspiring game streamers and game companies reach a wider audience, diversify marketing spend and income streams, and build their own brands easily and professionally at a large scale. *NOIZ* provides speed and payment to influencers, in addition to speed in the execution of marketing campaigns since no large scale agencies are involved. *NOIZ* benefits all of our marketing and promotional initiatives and serves as a source of eCommerce revenue. *NOIZ* is designed so that clients can choose to work on campaigns on their own or directly with our creative campaign managers in an end-to-end managed campaign process, with 24/7 support, by paying a fee. The management team at *NOIZ* is comprised of eSports and gaming industry veterans and has worked with clients such as Square Enix, Sega, Stunlock Studios, Facebook, Sansar, TikTok, Bose, Softgiving, and Omaze. *NOIZ* directly contributes to our video game growth because each influencer's stream of our games to their followers is a sales opportunity. Micro- and macro-influencers have taken advantage of *NOIZ*'s unique program, through which they receive a portion of the revenue from the video games they help sell. Through *NOIZ*, we can also collect data used to analyze new trends and self-market our products.

Continue investing in new technologies and platforms to efficiently capitalize on emerging trends: We provide a variety of digitally delivered products and games that are played online and on mobile platforms, such as tablets and smartphones; as such, there are various opportunities for us to grow and enhance profitability. We will continue investing in new distribution channels such as streaming media, animation, television and eSports as opportunities in platform distribution as well as DLCs arise to expand our reach and grow our business. We invest in the development of interactive entertainment products for new distribution channels, which incorporate a new technology or business model that enables us to compete more effectively against our peers. For our future games, we ultimately aim to build a metaverse in which users can create their own gameplay content and interact in a virtual world with other players over a secured network. We intend to hold competitions where players can submit created content and receive rewards, with the potential of incorporation into a new map as DLC with the assistance of our development team. We continuously evaluate and integrate AI advancements into our development pipeline, leveraging emerging technologies to enhance efficiency, creativity, and overall productivity. As AI evolves, we are strategically adopting tools that optimize workflows and expand creative possibilities, including AI-driven image and video generation, AI-assisted photogrammetry for 3D models, AI-enhanced textures for realistic lighting, and AI-powered coding with large language models. These innovations are already driving significant productivity gains across all aspects of game development, allowing us to invest in the future while maintaining the handcrafted quality that defines our products.

Scale our operations through international market expansion and strategic acquisitions: In line with our growth strategy, we plan to complete acquisitions to expand our gaming offerings, obtain talent, and expand into new markets. We continue to evaluate strategic acquisition opportunities in areas such as studios, publishers, and agencies. We may also pursue joint ventures or establish subsidiaries with strategic partners as well as make investments in interactive gaming and entertainment business as part of our long-term business strategy. The global market for interactive entertainment continues to grow, and we seek to increase our presence internationally, particularly in South America, where video game demand is expected to increase as the region advances in technology. We have existing relationships and customers in South America which we hope will continue to grow. We retain licensing rights to our intellectual properties in certain regions and intend to build on our existing licensing relationships and also continue to expand on license distribution strategies to grow our international business. As a result, we are actively exploring international strategic opportunities that fit our needs and culture. We are currently iterating on an updated interface and product model for NOIZ which we will be terming NOIZ 3.0. This will update our interface with our current base and provide our clients with a more versatile way to issue campaigns to NOIZ's userbase. We also seek to expand our licensing opportunities to new platforms and other geographies. We are continuing to execute on our growth initiatives, where our strategy is to broaden the distribution of our licensing opportunities. We intend to continue to build on our licensing relationships and also continue to expand on distribution strategies to grow our business. Furthermore, the growth and development of electronic commerce will enable us to explore more licensing opportunities across various geographic regions.

Our Games

ARK: Survival Evolved: is an action-adventure survival sandbox game set in an open-world environment with a dynamic day-night cycle. Players must survive being stranded on an island filled with roaming dinosaurs and other prehistoric animals, natural hazards, and potentially hostile human players. The game released to Early Access in June 2015 and to retail in August 2017. The game was ranked #1 by market share within the sandbox survival genre, based on Steam sales, within one year of its release to Early Access. The game supports consoles (PS4, PS5, Xbox One, Xbox Series X/S, and Nintendo Switch), PCs and mobile (Android, iOS). We developed *ARK* in partnership with Studio Wildcard, and have released five expansion packs, or DLCs.

- *Scorched Earth*. A desert map with minimum water and extreme weathers. The DLC was released on September 2016.

- *Aberration*. A radiation style expansion pack to explore the mysterious underground world. The DLC was released on December 2017.

- *Extinction*. A mechanical style expansion pack themed to fight against giant titans and save the post-apocalyptic earth. The DLC was released on November 2018.

- *Genesis 1 & 2*. A mission-based gameplay DLC with the ability to explore new worlds and mysterious stories. The DLCs were released in February 2020 and in June 2021, respectively.

ARK: Survival Ascended: Uses the latest in videogame technology, Unreal Engine 5 ("UE5"), to deliver the next evolution of the *ARK* franchise. *ARK: Survival Ascended* is reimagined from the ground up with updated artwork, high end graphics, new physics systems and quality of life revamps in every area of the game. *ARK: Survival Ascended* also includes cross-platform multiplayer and modding capabilities. Players who purchase the game can currently access the island, *Scorched Earth, Aberration, and Extinction,* and will have access to *ARK Genesis Parts 1 and 2* and more. The game currently supports consoles and PCs and was developed in partnership with Studio Wildcard and Grove Street Games.

- *Lost Colony*. A map that sets in a brutal, post-Cataclysmic era where the Earth's southern pole has been plunged into eternal night. The DLC was released in December 2025.

ARK Ultimate Mobile Edition: A complete dinosaur survival experience tailored for iOS and Android mobile devices. This new free adaptation includes the massive content from PC and console versions of ARK: Survival Evolved and its acclaimed Expansion Packs—Scorched Earth, Aberration, Extinction, Genesis Parts 1 & 2, and fan-favorite maps like Ragnarok. With its debut, players can explore massive worlds, tame and train over 150 dinosaurs, and build and craft in an expansive multiplayer environment.

Bellwright: Developed in connection with our wholly owned subsidiary, Donkey Crew, Bellwright is an open-world strategy survival game based in the medieval period. The game offers a compelling blend of survival, strategy, combat, and town building in a richly imagined world. Players are challenged to build, sustain, and defend their town against the elements and adversaries all while building a rebellion force to take on the crown. Bellwright to launched in Early Access in the second quarter of 2024. Two large content updates have been added since Early Access release in April 2025 (Anniversary Update) and December 2025 (Maiden Voyage Update).

PixARK: An open-world, voxel type, survival sandbox game. To survive in the *PixARK* world players must tame creatures, craft high tech and magical tools and build their bases using cubes. The game has a robust character creator, an infinite number of voxel-based maps and procedurally generated quests making every *PixARK* adventure unique to the player. Players can play on their own or band together to form tribes. The game was released by Early Access on Microsoft Windows and Xbox One, then in 2019 the full version was launched on Steam, PlayStation 4 and Nintendo Switch.

Voyage Century Online: A free-to-play MMORPG set in the Age of Sail. Launched in 2007, the game focuses on maritime exploration, trading, naval battles, and empire-building. Players can choose different professions such as merchants, explorers, or naval warriors, and engage in real-time ship combat, city sieges, and treasure hunting. The game features an open world based on real historical locations, with a strong emphasis on upgrading ships, crafting, and economic systems.

West Hunt: Launched in Early Access in June 2022 and v1.0 in March 2023, West Hunt is a multiplayer social deduction game set in the Wild West. Developed by NewGen, it features 1v1 or team-based gameplay where one player takes on the role of an outlaw blending in with NPCs, while the other plays as a sheriff trying to identify and eliminate the criminal before time runs out. The outlaw must complete secret objectives without raising suspicion, while the sheriff uses clues and deduction to track them down.

Our Technology

We employ industry standard game engines for the majority of our games, which allows flexibility and accelerated game development. Our proprietary code modifies the game engines to fit the needs and features of our games as necessary, and for franchises like *ARK*, we are able to leverage that proprietary code in the development of new DLCs for existing games and development of entirely new games. We retain ownership of all code developed for our proprietary engine, Flexi, which is currently being used to develop certain games in our pipeline with the expectation of launching to external developers in the near future.

We offer an industry-leading micro-influencer platform, *NOIZ,* through which influencers can connect with brands in need. We continue to make technological enhancements to *NOIZ*, with a focus on streamlining the process to connect brands with influencers, and facilitating and simplifying the agreements that need to be executed between the two parties.

Our Competition

The interactive entertainment market is highly competitive and evolves rapidly as new games, content and features are introduced. We compete with other interactive entertainment companies such as Activision Blizzard, Inc., Electronic Arts Inc., Take-Two Interactive, Zynga, Ubisoft, Epic Games, Tencent, Netmarble, Sony, Microsoft and Nintendo primarily for game development on consoles, PCs and mobile devices. Across the sandbox survival game genre, we primarily compete with Embracer Group, Saber Group, Enand Global 7, FunCom, Axolot Games, and Facepunch Studios. We also face competition from other independent developer studios. Important factors in the video game development and publishing industries include innovation, creative and technical talent, game quality, brand recognition, platform compatibility, pricing, accessibility to distribution channels and customer service.

Our broader competitors include other providers of digital entertainment, such as film, television, social networking, streaming and music.

Regulatory Matters

We are subject to various federal, state and international laws and regulations that affect companies conducting business on the Internet and mobile platforms, including those relating to privacy, use and protection of player and employee personal information and data (including the collection of data from minors), the Internet, behavioral tracking, mobile application, content, advertising and marketing activities (including sweepstakes, contests and giveaways) and anti-corruption. These laws, including the General Data Protection Regulation and the California Consumer Privacy Act, which may restrict our ability to gather and use data about our users, or could harm our business by limiting the products and services we can offer consumers or the manner in which we advertise or offer them. Data privacy, data protection, localization, security and consumer-protection laws are evolving, and the interpretation and application of these laws in the United States (including compliance with the California Consumer Privacy Act), Europe (including compliance with the General Data Protection Regulation), and elsewhere often are uncertain, contradictory and changing. It is possible that these laws may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices, which could result in litigation, regulatory investigations and potential legal liability or require us to change our practices in a manner adverse to our business. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both gamers and revenue. Additionally, emerging regulations addressing artificial intelligence that may be incorporated into our games could impose new compliance obligations and restrict certain product features. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our players and deliver products and services, which significantly increase our compliance costs. As our business expands to include new uses or collection of data that are subject to privacy or security regulations and our operations continue to expand across the globe, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny.

For more information regarding risks relating to data privacy and security, see Item 1A of Part I, "Risk Factors — Risks Related to Legal or Regulatory Compliance — Changing data privacy and security laws and regulations in the jurisdictions in which we or our consumers do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our platform and service providers' actual or perceived failure to comply with these laws and regulations could harm our business, financial condition and results of operations."

Intellectual Property

Similar to other interactive entertainment companies, our business is significantly dependent on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is in the form of software code, other technology, and trade secrets that we use to run our games. Other intellectual property includes copyrighted audio-visual elements that consumers can see, hear, and interact with when they are playing our games. Most of the intellectual property we use is licensed to us by third-party game developers. We obtain such intellectual property rights through licenses and service agreements, and such licenses may limit our use of such intellectual property to specific uses and for specific time periods. We seek to advance and maintain our business through both a combination of licensed and owned intellectual property.

As of December 31, 2025, we owned the following trademarks related to the business: 15 registered trademarks in the United States, 2 registered trademarks in non-U.S. jurisdictions, 11 registered United States copyrights and 1 pending U.S. design patent application through one of our subsidiaries, which is scheduled to expire in 2033, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. As of December 31, 2024, we did not have any pending trademark registration applications and we did not have any issued U.S. design patents. Additionally, we have registered domain names for websites that we use in our business, such as *snailgamesusa.com* and *playark.com.*

A majority of our revenue is derived from licensed intellectual property, such as our *ARK* franchise. We license the intellectual property underlying our *ARK* franchise from SDE Inc. ("SDE"), the parent company of Studio Wildcard. SDE is controlled by the spouse of Mr. Shi, our Founder, Chief Executive Officer, Chief Strategy Officer and Chairman. We entered into an original exclusive software license agreement with SDE in November 2015, for the rights to *ARK: Survival Evolved*, which was amended and restated on January 1, 2022, and subsequently, amended in December 2022, March 2023, and October 2023 (as amended and restated, and as further amended to date, the "ARK1 License Agreement). The license fee has been restructured so that we will pay 40% of total revenue of *ARK I* as a royalty instead of the $1.5 million monthly fee plus 25% of the total *ARK I* revenue once the sequel, *ARK II*, is publicly released. The ARK1 License Agreement expires in 2035, with provisions for automatic renewal for three-year terms unless either party elects not to renew. The ARK1 License Agreement may also be terminated early for material breach or insolvency by either party.

In March 2023, we amended the ARK1 License Agreement with SDE to include DLC prepayments. The Company will prepay a maximum of $5.0 million for each DLC, in whole or in part, in advance of a DLC release. No payment with respect to any DLC will exceed $5.0 million. The October 2023 amendment to the ARK1 License Agreement clarified the delineation of the *ARK I*, *ARK II*, and *ARK: Survival Ascended* monthly license fees, royalty percentages for each, and applicability of the $5.0 million DLC payments. Following the launch date of *ARK: Survival Ascended* we will pay a monthly license fee of $2.0 million, which will be terminated upon the public release of *ARK II*. The $2.0 million monthly license fee replaces the $1.5 million monthly license fee we were previously paying for *ARK: Survival Evolved*. Additionally, following the launch of *ARK: Survival Ascended,* we will pay 25% of the total *ARK: Survival Ascended* revenues as a monthly royalty and 40% of the total *ARK: Survival Evolved* revenue as a monthly royalty. The previously released 5 DLCs, mini-packs or add-ons to the 5 DLCs and any non-canonical maps on *ARK: Survival Ascended* are not subject to DLC payments required under the existing agreement. In 2025 and 2024, we incurred $24.0 million and $24.0 million, respectively, in license costs and $18.6 million and $19.7 million, respectively, in royalty costs pursuant to the ARK License Agreements.

In addition to our primary licenses for the *ARK* franchise, we are also party to other licensing agreements with Suzhou Snail, relating to the intellectual property for our current mobile and upcoming PC games. Under these license agreements, we receive an exclusive, sublicensable license to use, publish, distribute, market, operate and service games from third parties. The license agreements call for the developers to develop a certain number of titles for us, while we are responsible for the operation and launch of such games including the marketing, strategy, billing, and server maintenance for such games. In these agreements, payment terms will frequently include royalty payments to developers in the low to mid double-digit percentages range and will occasionally include up-front licensing payments and development payments based on scheduled deliverable milestones. Under these agreements, the developer will often own all of the intellectual property, and the agreements can be terminated for breach with a period to cure, for insolvency, or for our nonpayment. In 2025 and 2024, we accrued $0.7 million and $0.7 million, respectively, in license, royalty and development costs, which we record under accounts payable - related parties.

Further, our products that play on consoles and mobile platforms include technology that is owned by the platform provider and is licensed non-exclusively to us for use in the relevant product. We also license technology from providers other than console manufacturers in developing our content and services. While we may have renewal rights for some licenses, our business is dependent on our ability to continue to obtain the intellectual property rights from the owners of these rights on reasonable terms and at reasonable rates.

We are actively engaged in enforcement of our copyright, trademark, and trade secret rights against potential infringers of those rights along with other protective activities, including monitoring online channels for distribution of pirated copies and participating in various enforcement initiatives, education programs, and legislative activity around the world. For our PC products, we use technological protection measures to prevent piracy and the use of unauthorized copies of our products. For other platforms, the platform providers typically incorporate technological protections and other security measures in their platforms to prevent the use of unlicensed products on those platforms.

For more information regarding risks relating to intellectual property, see Item 1A of Part I, "Risk Factors — Risks Related to Intellectual Property."

Facilities

Our principal executive office, which we own, is located at 12049 Jefferson Boulevard, Culver City, California 90230. Certain debt agreements are secured by our principal executive offices. We also lease additional facilities to support our operations. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and expand into new locations. We believe suitable additional space will be available as needed to accommodate our needs.

Human Capital Resources

As of December 31, 2025, we had 166 full-time employees worldwide, of whom approximately 74% are based in North America and approximately 26% are based in Europe, the Middle East and Africa ("EMEA") region. We have approximately 72% of our employees dedicated to technology and content development, 7% to marketing and 21% to general administration. As of December 31, 2025, we do not have any part-time employees, nor do we have any unions or collective bargaining agreements with any of our employees. We work to identify, attract and retain employees who are aligned with and will help us progress towards our mission, and we seek to provide competitive cash and equity compensation.

Corporate Information

Snail Games USA, Inc. ("Snail Games USA") was incorporated in the State of California on September 22, 2009. Snail, Inc. ("Snail") was incorporated in the State of Delaware on January 11, 2022. Concurrently with our initial public offering in November 2022, Snail and Snail Games USA consummated transactions, as a result of which, (i) Snail became a holding company, with its principal asset consisting of all of the shares of common stock of Snail Games USA and (ii) Snail controls the business and affairs of Snail Games USA and its subsidiaries.

Our principal executive office is located at 12049 Jefferson Boulevard, Culver City, California 90230. Our telephone number at this address is (310) 988-0643. Our main website is *https://investor.snail.com/*. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this Annual Report.

We have proprietary rights to trademarks, trade names and service marks appearing in this Annual Report that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this Annual Report without the ® and ™ symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners.

We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, available free of charge at our website as soon as reasonably practicable after they have been filed with the SEC.

Item 1A. Risk Factors.

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, as well as the other information in this Annual Report, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These disclosures reflect the Company's beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. The occurrence of any of the events or developments described below, or of additional risks and uncertainties not presently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations, financial condition and growth prospects. In such an event, the market price of our common stock could decline, and you could lose all or part of your investment.

Our business is subject to numerous risks and uncertainties, including those highlighted in this section titled Item 1A. "Risk Factors," that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in this section titled Item 1A. "Risk Factors," alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. Such risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

- We are dependent on the future success of our ARK franchise, and we must continue to publish "hit" titles or sequels to such "hit" titles in order to compete successfully in our industry.

- If we do not consistently deliver popular, high-quality content in a timely manner, if we are not successful in meaningfully expanding our existing franchise, or if consumers prefer products from our competitors, our business may be negatively impacted.

- We rely on license agreements to publish certain games, including games in our ARK franchise. Failure to renew our existing content licenses on favorable terms or at all or to obtain additional licenses would impair our ability to introduce new games, improvements or enhancements or to continue to offer our current games, which would materially harm our business, results of operations, financial condition and prospects.

- We depend on our key management and product development personnel.

- Our management team has limited experience managing a public company.

- Our business is subject to the risks of earthquakes, fire, floods, public health crises and other natural catastrophes and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or other incidents, war or terrorism.

- Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business may be negatively impacted.

- We rely on third-party platforms, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, My Nintendo Store, the Apple App Store, the Google Play Store, and the Amazon Appstore, to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.

- We depend on servers and networks to operate our games with online features. If we were to lose functionality in any of these areas for any reason, our business may be negatively impacted.

- We may be unable to effectively manage the continued growth and the scope and complexity of our business, including our expansion into new business models that are untested and into adjacent business opportunities with large, established competitors.

- Our online games are vulnerable to the risk of service disruptions due to large-scale distributed denial-of-service (DDoS) attacks.

- The interactive entertainment software industry is highly competitive.

- We are subject to product development risks, which could result in delays and additional costs, and often times we must adapt to changes in software technologies.

- Our business is subject to our ability to develop commercially successful products for the current video game platforms, which may not generate immediate or near-term revenues, and as a result, our business and operating results may be more volatile and difficult to predict during console transitions than during other times.

- Our results of operations or reputation may be harmed as a result of objectionable consumer, or other third party-created content, or if our distributors, retailers, development, and licensing partners, or other third parties with whom we are affiliated, act in ways that put our brand at risk.

- The products or services we release may contain defects, bugs or errors.

- External game developers may not meet product development schedules or otherwise fulfill their contractual obligations.

- If we do not successfully invest in, establish and maintain awareness of our brand and games or if we incur excessive expenses promoting and maintaining our brand or our games, our business, financial condition, results of operations or reputation could be harmed.

- Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

- We have experienced rapid growth and expect to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, then our business, operating results and financial condition would be adversely affected.

- User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results

- Expansion of the Company's operations into new products, services and technologies, including content categories, is inherently risky and may subject it to additional business, legal, financial and competitive risks.

- We utilize artificial intelligence ("AI"), which could expose us to liability or adversely affect our business.

Risks Related to Intellectual Property

- If we are unable to protect the intellectual property relating to our material software, the commercial value of our products will be adversely affected, and our competitive position could be harmed.

- If we infringe, misappropriate, or otherwise violate or are alleged to infringe, misappropriate or otherwise violate the intellectual property rights of third parties, our business could be adversely affected.

Risks Related to Legal or Regulatory Compliance

- Any cybersecurity-related attack, significant data breach, or disruption of the information technology systems or networks on which we rely could negatively impact our business.

Risks Related to Our Corporate Structure

- We are a "controlled company" under the corporate governance rules of Nasdaq and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. Since we elected to rely on the exemptions available to a "controlled company," you do not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

- Mr. Shi, our Founder, Chief Executive Officer, Chief Strategy Officer and Chairman, controls us, and his ownership of our common stock prevents you and other stockholders from influencing significant decisions.

Financial and Economic Risks

- If general economic conditions decline, demand for our games could decline. In addition, our business is vulnerable to changing economic conditions and to other factors that adversely affect the gaming industry, which could negatively impact our business.

- General economic factors, domestically and internationally, may adversely affect our business, financial condition, and results of operations.

- We have debt obligations with short term durations that are coming due within one year.

- We have recorded a full valuation allowance against our deferred tax assets, and there can be no assurance that any portion of these assets will be realized.

General Risk Factors

- We cannot guarantee that our Share Repurchase Program will be fully implemented, nor that it will enhance stockholder value, and share repurchases could affect the price of our Class A common stock.

Risks Related to Our Business and Industry

We are dependent on the future success of our ARK franchise, and we must continue to publish "hit" titles or sequels to such "hit" titles in order to compete successfully in our industry.

ARK is a "hit" product and has historically accounted for a substantial portion of our revenue. The *ARK* franchise contributed 89.4% of our net revenue for the year ended December 31, 2025, and our five best-selling franchises (including *ARK*), which may change year over year, in the aggregate accounted for 96.6% of our net revenue for the year ended December 31, 2025. If we fail to continue to develop and sell new commercially successful "hit" titles or sequels to such "hit" titles or experience any delays in product releases or disruptions following the commercial release of our "hit" titles or their sequels, our revenue and profits may decrease substantially, and we may incur losses. In addition, competition in our industry is intense and a relatively small number of hit titles account for a large portion of total revenue in our industry. Hit products offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products to fall below our expectations. If our competitors develop more successful products or services at lower price points or based on payment models perceived as offering better value, or if we do not continue to develop consistently high-quality and well-received products and services, our revenue and profitability may decline.

If we do not consistently deliver popular, high-quality content in a timely manner, if we are not successful in meaningfully expanding our existing franchise, or if consumers prefer products from our competitors, our business may be negatively impacted.

Consumer preferences for games are usually cyclical and difficult to predict. Even the most successful games can lose consumer audiences over time, and remaining popular is increasingly dependent on the games being refreshed with new content or other enhancements. In order to remain competitive and maximize the chances that consumers select our products as opposed to the various entertainment options available to them and with which we compete, we must continuously develop new products or new content for, or other enhancements to, our existing products. These products or enhancements may not be well-received by consumers, even if well-reviewed and of high quality. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have and many smaller competitors, particularly on the mobile platform. Our larger competitors may be able to leverage their greater financial, technical, personnel and other resources to provide larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties, as well as adopt more aggressive pricing policies to develop more commercially successful video game products than we do. Further, competitors may develop content that imitates or competes with our best-selling games, potentially reducing our sales or our ability to charge the same prices we have historically charged for our products. These competing products may take a larger share of consumer spending than anticipated, which could cause product sales to fall below expectations. If we do not continue to develop consistently high-quality and well-received games or enhancements to those games, if our marketing fails to resonate with our consumers, if we are not successful in meaningfully expanding our franchises further on the mobile platform or if consumers lose interest in a genre of games we produce, our revenues and profit margins could decline. In addition, our own best-selling products could compete with our other games, reducing sales for those other games. Further, a failure by us to develop a high-quality product, or our development of a product that is otherwise not well-received, could potentially result in additional expenditures to respond to consumer demands, harm our reputation, and increase the likelihood that our future products will not be well-received. The increased importance of DLC to our business amplifies these risks, as DLC for poorly-received games typically generates lower-than-expected sales. The increased demand for consistent enhancements to our products also requires a greater allocation of financial resources to those products.

Additionally, consumer expectations regarding the quality, performance and integrity of our products and services are high. Consumers may be critical of our brands, games, services and/or business practices for a wide variety of reasons, and such negative reactions may not be foreseeable or within our control to manage effectively. For example, if our games or services, such as our proprietary online gaming service, do not function as consumers expect, whether because they fail to function as advertised or otherwise, our sales may suffer. The risk that this may occur is particularly pronounced with respect to our games with online features because they involve ongoing consumer expectations, which we may not be able to consistently satisfy. Our games with online features are also frequently updated, increasing the risk that a game may contain significant errors, or "bugs." If any of these issues occur, consumers may stop playing the game and may be less likely to return to the game as often in the future, which may negatively impact our business.

Further, delays in product releases or disruptions following the commercial release of one or more new products could negatively impact our business and reputation and could cause our results of operations to be materially different from expectations. If we fail to release our products in a timely manner, or if we are unable to continue to extend the life of existing games by adding features and functionality that will encourage continued engagement with the game, our business may be negatively impacted.

Additionally, the amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If our future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial up-front development and marketing costs associated with those products.

We rely on license agreements to publish certain games, including games in our ARK franchise. Failure to renew our existing content licenses on favorable terms or at all or to obtain additional licenses would impair our ability to introduce new games, improvements or enhancements or to continue to offer our current games, which would materially harm our business, results of operations, financial condition and prospects.

We license certain intellectual property rights from third parties, including related parties, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology. In particular, we license intellectual property rights related to our *ARK* franchise from SDE, the parent company of Studio Wildcard, which is also an entity that is owned and controlled by the spouse of our Founder, Chief Executive Officer, Chief Strategy Officer and Chairman, Mr. Shi. We entered into an original exclusive software license agreement with SDE in November 2015, for the rights to *ARK: Survival Evolved*, which ARK1 License Agreement was subsequently amended and restated ARK1 License Agreement in December 2022 and further amended in October 2023. As amended, the ARK1 License Agreement expires in 2035, with provisions for automatic renewal for three-year terms unless either party elects not to renew. The ARK1 License Agreement may also be terminated early for material breach or insolvency by either party. The terms of our license agreements with SDE may differ from those terms which would be negotiated with independent parties. In addition, we may have disputes with SDE that may impact our business, results of operations, financial condition and/or prospects. The *ARK* franchise contributed 89.4% of our net revenue for the year ended December 31, 2025. Even if our games that are dependent on third-party license agreements remain popular, any of our licensors could decide not to renew our existing license agreements or not to license additional intellectual property rights to us and instead license to our competitors or develop and publish its own games or other applications, competing with us in the marketplace. Moreover, many of our licensors develop games for other platforms and may have significant experience and development resources available to them should they decide to compete with us rather than license to us. For additional information concerning our license arrangements, including licensing agreements with affiliated third parties, see Item 1 of Part I, "Business—Intellectual Property," included in this Annual Report for the fiscal year ended December 31, 2025.

Failure to maintain or renew our existing material licenses or to obtain additional licenses could impair our ability to introduce new games and new content or to continue to offer our current games, which could materially harm our business, results of operations and financial condition. If we breach our obligations under existing or future licenses, we may be required to pay damages and our licensors may have the right to terminate the license or change an exclusive license to a non-exclusive license. Termination of our license agreements by a material licensor, such as SDE, would cause us to lose valuable rights, such as the rights to our *ARK* franchise, and would inhibit our ability to commercialize future games, which would harm our business, results of operations and financial condition. In addition, certain intellectual property rights may be licensed to us on a non-exclusive basis. The owners of nonexclusively licensed intellectual property rights would be free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property rights that have not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. In addition, the agreements under which we license intellectual property rights or technology from third parties and related parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We depend on our key management and product development personnel.

Our continued success will depend to a significant extent on our senior management team and maintaining positive relationships with our games' developers, including Studio Wildcard, and the product development personnel responsible for content creation and development of our *ARK* franchise.

We appointed Hai Shi, our founder, Chairman of the Board of Directors and Chief Strategy Officer, to serve as our sole Chief Executive Officer effective October 1, 2025.

The loss of the services of any or all of our executive officers, or certain key product development personnel, including those employed by studio partners, such as Studio Wildcard, could significantly harm our business. In addition, if one or more key employees were to join a competitor or form a competing company, we may lose additional personnel, experience material interruptions in product development, delays in bringing products to market and difficulties in our relationships with licensors, suppliers and customers, which would significantly harm our business. Failure to continue to attract and retain qualified management and creative personnel could adversely affect our business and prospects.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and regulators and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely impact our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, floods, public health crises and other natural catastrophes and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or other incidents, war or terrorism.

Our corporate headquarters is located in Culver City, California. Additionally, we rely on third-party infrastructure, enterprise applications and internal technology systems for our development, marketing, operational support and sales activities. The West Coast of the United States, where our corporate headquarters are located, contains active earthquake zones and has been subject to numerous devastating wildfires and associated electrical blackouts. In the event of a catastrophic event, including a natural disaster such as an earthquake, hurricane, fire, flood, tsunami or tornado, or other catastrophic event such as power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack or incident of mass violence in the Los Angeles area or elsewhere where our operations are located or where certain other systems and applications that we rely on are hosted, we may be unable to continue our operations and may endure significant system interruptions, reputational harm, delays in our application development, lengthy interruptions in our platform, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. In addition, natural disasters, cyber-attacks, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine or Israel and Hamas, acts of terrorism, public health crises, such as pandemics and epidemics, or other catastrophic events could cause disruptions in our or our customers' businesses, national economies or the world economy as a whole.

Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business may be negatively impacted.

Technology changes rapidly in the interactive entertainment industry. We must continually anticipate and adapt to emerging technologies, such as cloud-based game streaming, and business models, such as free-to-play and subscription-based access to a portfolio of interactive content, to stay competitive. Forecasting the financial impact of these rapidly changing technologies and business models is inherently uncertain and volatile. Supporting a new technology or business model may require partnering with a new platform, business, or technology partner, which may be on terms that are less favorable to us than those for more traditional technologies or business models. If we invest in the development of interactive entertainment products for distribution channels that incorporate a new technology or business model that does not achieve significant commercial success, whether because of competition or otherwise, we may not recover the often substantial up-front costs of developing and marketing those products, or recover the opportunity cost of diverting management and financial resources away from other products or opportunities. Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both.

If, on the other hand, we elect not to pursue the development of products incorporating a new technology, or otherwise elect not to pursue new business models that achieve significant commercial success, it may have adverse consequences. It may take significant time and expenditures to shift product development resources to that technology or business model, and it may be more difficult to compete against existing products incorporating that technology or using that business model.

In addition, the pace of change in product offerings and consumer tastes in the electronics and digital gaming areas is great and this pace of change is expected to accelerate as artificial intelligence is further incorporated into the development of games. If a digital game fails to gain consumer acceptance early in its life cycle, there are limited opportunities to gain such acceptance through secondary launches or distribution through alternative platforms. This pace of change or lack of consumer acceptance means that the window in which a digital gaming product can achieve and maintain consumer interest may be even shorter than traditional toys and games.

We rely on third-party platforms, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, My Nintendo Store, the Apple App Store, the Google Play Store, and the Amazon Appstore, to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.

Our games are primarily purchased, accessed and operated through Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, My Nintendo Store, and in the case of our mobile games, the Apple App Store, the Google Play Store and the Amazon Appstore. Substantially all of the games, DLC and in-game virtual items that we sell are purchased using the payment processing systems of these platforms and, for the year ended December 31, 2025, 95.1% of our revenues were generated through Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, My Nintendo Store, the Apple App Store, the Google Play Store, and the Amazon Appstore. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any other emerging platform providers that are widely adopted by our target players. In addition, having such a large portion of our total net revenues concentrated in a few counterparties reduces our negotiating leverage. We are subject to the standard terms and conditions that these platform providers have for game developers, which govern the content, promotion, distribution, operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms, and which the platform providers can change unilaterally on short notice or without notice. As such, our business would be harmed if:

- the platform providers discontinue or limit our access to their platforms;

- governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges or restrict or prohibit access to those platforms;

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- the platforms increase the fees they charge us;

- the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies;

- the platforms decline in popularity;

- the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;

- the platforms elect or are required to change how they label free-to-play games or take payment for in-game purchases;

- the platforms block or limit access to the genres of games that we provide in any jurisdiction;

- the platform experiences a bankruptcy or other form of insolvency event; or

- we are unable to comply with the platform providers' terms of service.

Moreover, if our platform providers do not perform their obligations in accordance with our platform agreements or otherwise meet our business requirements, we could be adversely impacted. For example, in the past, some of these platform providers have experienced outages for short periods of time, unexpectedly changed their terms or conditions, or experienced issues with their features that permit our players to purchase games or in-game virtual items. In addition, if we do not adhere to the terms and conditions of our platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or we may be exposed to liability or litigation. For example, in August 2020, Epic Games, Inc. ("Epic Games"), attempted to bypass Apple and Google's payment systems for in-game purchases with an update that allowed users to make purchases directly through Epic Games in its game, Fortnite. Apple and Google promptly removed Fortnite from their respective app stores, and Apple filed a lawsuit seeking injunctive relief to block the use of Epic Games' payment system and sought monetary damages to recover funds made while the updated version of Fortnite was active.

If any such events described above occur on a short-term or long-term basis, or if these third-party platforms and online payment service providers otherwise experience issues that impact the ability of players to download or access our games, access social features, or make in-game purchases, it would have a material adverse effect on our brands and reputation, as well as our business, financial condition and results of operations.

We depend on servers and networks to operate our games with online features. If we were to lose functionality in any of these areas for any reason, our business may be negatively impacted.

Our business relies on the continuous operation of servers, the vast majority of which are owned and operated by third parties. Although we strive to maintain more than sufficient server capacity, and provide for active redundancy in the event of limited hardware failure, any broad-based catastrophic server malfunction, a significant service-disrupting attack or intrusion by hackers that circumvents security measures, a failure of disaster recovery service or the failure of a company on which we are relying for server capacity to provide that capacity for whatever reason would likely degrade or interrupt the functionality of our games with online features, and could prevent the operation of such games altogether, any of which could result in the loss of sales for, or in, such games. The risk is particularly pronounced with respect to our multiplayer game services, which rely on systems hosted in a hybrid of data centers across the world as well as cloud providers. Further, insufficient server capacity, in particular during times of peak player activity corresponding with the release of new games or DLC, could affect our ability to provide game services, which could negatively impact our business. Conversely, if we overestimate the amount of server capacity required by our business, we may incur additional operating costs.

We also rely on platforms and networks operated by third parties, such as Xbox Live and Game Pass, PlayStation Network, Steam, My Nintendo Store and Epic Games Store for the sale and digital delivery of downloadable console and PC game content, the functionality of our games with online features. Similarly, we rely on those platforms and networks, as well as the continued operation of the Apple App Store, the Google Play Store and the Amazon Appstore for our free-to-play games. An extended interruption to any of these services could adversely affect our ability to sell and distribute our digital products and operate our games with online features, which could result in a loss of revenue and otherwise negatively impact our business.

Our online games are vulnerable to the risk of Service Disruptions Due to Large-Scale Distributed Denial-of-Service (DDoS) Attacks

Our online game servers are vulnerable to Distributed Denial-of-Service ("DDoS) attacks, we are increasingly targeted by large-scale DDoS attacks, which have, at times, overwhelmed our game servers despite our implementation of advanced DDoS protection measures, it can disrupt gameplay, impact players experience, and harm our reputation. Recently, we have experienced waves of exceptionally large DDoS attacks that exceeded our mitigation capacity, causing prolonged server outages and disrupting player access to our games.

If we are unable to effectively prevent or mitigate future DDoS attacks, our services may experience repeated disruptions, negatively impacting the player experience, damaging our reputation, and leading to decreased user engagement and retention. Additionally, prolonged downtime could result in lost revenue, increased customer support costs, and potential refunds. Furthermore, as cyber threats continue to evolve in complexity and scale, strengthening our defenses may require significant additional investment in infrastructure, third-party security services, or other protective measures. If such attacks persist or escalate, they could materially and adversely affect our business, financial condition, and results of operations.

We may be unable to effectively manage the continued growth and the scope and complexity of our business, including our expansion into new business models that are untested and into adjacent business opportunities with large, established competitors.

In recent years, we have experienced significant growth in the scope and complexity of our business. From time to time we seek to establish and implement new business models, including eSports offerings, our *NOIZ* influencer platform and animation ventures. Forecasting the success of any new business model is inherently uncertain and depends on a number of factors both within and outside of our control. Our actual revenue and profit for these businesses may be significantly greater or less than our forecasts. In addition, these new business models could fail, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, as well as the opportunity cost of diverting management and financial resources away from more successful and established businesses. While we anticipate growth in these areas of our business, consumer demand is difficult to predict as a result of a number of factors, including satisfaction with our products and services, our ability to provide engaging products and services, reliability of our infrastructure and the infrastructure of our partners, pricing, the actual or perceived security of our and our partners' information technology systems and reductions in consumer spending levels.

We do not know to what extent these and any future expansions into new business models will be successful. Further, even if successful, our aspirations for growth in our core businesses and these adjacent businesses could create significant challenges for our management, operational, and financial resources. If not managed effectively, this growth could result in the over-extension of our operating infrastructure, and our management systems, information technology systems, and internal controls and procedures may not be adequate to support this growth. Failure by these new businesses or failure to adequately manage our growth in any of these ways may damage our brand or otherwise negatively impact our core business. Further, the success of these new businesses is largely contingent on the success of our underlying franchises and as such, a decline in the popularity of a franchise may impact the success of the new businesses adjacent to that franchise.

The interactive entertainment software industry is highly competitive.

We compete for the sale of interactive entertainment software with Sony and Microsoft, each of which is a large developer and marketer of software for its own platforms. We also compete with game publishers, such as Activision Blizzard, Inc., Electronic Arts Inc., Take-Two Interactive, Ubisoft, Epic Games, Tencent, Zynga, Netmarble, Sony, Microsoft and Nintendo primarily for game development on consoles, PCs and mobile devices. Across the sandbox survival game genre, we primarily compete with Embracer Group, Saber Group, Enand Global 7, FunCom, Axolot Games and Facepunch Studios. As our business is dependent upon our ability to develop hit titles, which require increasing budgets for development and marketing, the availability of significant financial resources has become a major competitive factor in developing and marketing software games. Some of our competitors have greater financial, technical, personnel and other resources than we do and are able to finance larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties. Our titles also compete with other forms of entertainment, such as social media and casual games, in addition to film, television and audio and video products featuring similar themes, online computer programs and other entertainment, which may be less expensive or provide other advantages to consumers.

A number of software publishers who compete with us have developed and commercialized or are currently developing online games. As technological advances significantly increase the availability of online games and as consumer acceptance of online gaming grows substantially, it could result in a decline in our platform-based software sales and negatively affect sales of such products.

Additionally, we compete with other forms of entertainment and leisure activities. While we monitor general market conditions, significant shifts in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities are difficult to predict. Failure to adequately identify and adapt to these competitive pressures could have a negative impact on our business.

We are subject to product development risks, which could result in delays and additional costs, and often times we must adapt to changes in software technologies.

We depend on our internal development studios and related-party developers to develop new interactive entertainment software within anticipated release schedules and cost projections. Our development costs can be substantial. If we or our related-party developers experience unanticipated development delays, financial difficulties or additional costs, for example, as a result of the increasing costs due to inflation or the ongoing geopolitical conflicts, we may not be able to release titles according to our schedule and at budgeted costs. There can be no assurance that our products will be sufficiently successful so that we can recoup these costs or make a profit on these products.

Additionally, in order to stay competitive, our internal development studios must anticipate and adapt to rapid technological changes affecting software development, such as cloud-based game streaming. Any inability to respond to technological advances and implement new technologies could render our products obsolete or less marketable. Further, the failure to pursue the development of new technology, platforms, or business models that obtain meaningful commercial success in a timely manner may negatively affect our business, resulting in increased production or development costs and more strenuous competition.

Our business is subject to our ability to develop commercially successful products for the current video game platforms, which may not generate immediate or near-term revenues, and as a result, our business and operating results may be more volatile and difficult to predict during console transitions than during other times.

We derive most of our revenue from publishing video games on third-party platform providers, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, the Apple App Store, the Google Play Store, My Nintendo Store and the Amazon Appstore, which, in the aggregate, comprised 95.1% of our net revenue by product platform for the year ended December 31, 2025. The success of our business is subject to the continued popularity of these platforms and our ability to develop commercially successful products for these platforms.

Historically, when next generation consoles are announced or introduced into the market, consumers have typically reduced their purchases of products for prior-generation consoles in anticipation of purchasing a next-generation console and products for that console. During these periods, sales of the products we publish may decline until new platforms achieve wide consumer acceptance. Console transitions may have a comparable impact on sales of DLC, amplifying the impact on our revenues. This decline may not be offset by increased sales of products for the next-generation consoles. Moreover, it typically takes time before we have products available on next generation consoles. In addition, as console hardware moves through its life cycle, hardware manufacturers typically enact price reductions, and decreasing prices may put downward pressure on software prices. During console transitions, we may simultaneously incur costs both in continuing to develop and market new titles for prior-generation video game platforms, which may not sell at premium prices, and also in developing products for next-generation platforms, which may not generate immediate or near-term revenues. As a result, our business and operating results may be more volatile and difficult to predict during console transitions than during other times.

Our results of operations or reputation may be harmed as a result of objectionable consumer, or other third party-created content, or if our distributors, retailers, development and licensing partners, or other third parties with whom we are affiliated, act in ways that put our brand at risk.

Certain of our games support collaborative online features that allow consumers to communicate with one another and post narrative comments, in real time, that are visible to other consumers. Additionally, certain of our games allow consumers to create and share "user-generated content" that is visible to other consumers. From time to time, objectionable and offensive consumer content may be distributed within our games and on our broadcasts through these features or to gaming websites or other sites or forums with online chat features or that otherwise allow consumers to post comments. We may be subject to lawsuits, governmental regulation or restrictions, and consumer backlash (including decreased sales and harmed reputation), as a result of consumers posting offensive content.

In many cases, our business partners and other third party affiliates are given access to sensitive and proprietary information or control over our intellectual property to provide services and support to our team. These third parties may misappropriate or misuse our information or intellectual property and engage in unauthorized use of it. Further, the failure of these third parties to provide adequate services and technologies or to adequately maintain or update their services and technologies could result in a disruption to our business operations or an adverse effect on our reputation and may negatively impact our business. At the same time, if the media, consumers or employees raise any concerns about our actions vis-à-vis third parties, including consumers who play our games, this could also harm our business, results of operations or our reputation.

The products or services we release may contain defects, bugs or errors.

Our products and services contain or rely upon extremely complex software programs and are difficult to develop and distribute. We have quality controls in place to detect defects, bugs or other errors in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding and resource or technical constraints. In addition, the effectiveness of our quality controls and preventative measures may be negatively affected by the distribution of our workforce resulting from, among other things, the COVID-19 pandemic. As such, these quality controls and preventative measures may not be effective in detecting all defects, bugs or errors in our products and services before they have been released into the marketplace. In such an event, the technological reliability and stability of our products and services could be below our standards and the standards of our players, and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect, bug or error each of which could significantly harm our business and operating results.

External game developers may not meet product development schedules or otherwise fulfill their contractual obligations.

We are heavily reliant upon contracts with external game developers to develop our games or distribute our games. While we maintain contractual protections, we have less control over the product development schedules of games developed by external developers. We depend on their ability to meet product development schedules which could be negatively affected by, among other things, the distributed workforce model resulting from the COVID-19 pandemic or the loss of key development personnel. In addition, disputes occasionally arise with external developers, including with respect to game content, launch timing, achievement of certain milestones, the game development timeline, marketing campaigns, contractual terms and interpretation of such terms. If we have disputes with external developers or they cannot meet product development schedules, acquire certain approvals or are otherwise unable or unwilling to fulfill their contractual obligations to us, we may delay or cancel previously announced games, alter our launch schedule or experience increased costs and expenses, which could result in a delay or significant shortfall in anticipated revenue, harm our profitability and reputation and cause our financial results to be materially affected.

If we do not successfully invest in, establish and maintain awareness of our brand and games or if we incur excessive expenses promoting and maintaining our brand or our games, our business, financial condition, results of operations or reputation could be harmed.

We believe that establishing and maintaining our brand is critical to maintaining and creating favorable relationships with players, platform providers, advertisers and content licensors, as well as competing for key talent. Increasing awareness of our brand and recognition of our games is particularly important in connection with our strategic focus on in-licensing games successfully cross-promoting such games. In addition, globalizing and extending our brand and recognition of our games requires significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brand or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenues could be limited, our costs could increase and our business, financial condition, results of operations or reputation could suffer.

In addition, if a game contains objectionable content or the messaging functionality of our games is abused, we could experience damage to our reputation and brand. Despite reasonable precautions, some consumers may be offended by certain game content, including user-generated content, the third-party advertisements displayed in our mobile games, or by treatment of other users. If consumers believe that a game we published or third-party advertisement displayed in a game contains objectionable content, it could harm our brand and consumers could refuse to play it and could pressure the platform providers to remove the game from their platforms. For example, we rely on third-party advertising partners to display advertisements within our mobile games, and may experience in the future instances where offensive or objectionable content has been displayed in our games through our advertising partners. While this may violate the terms of our agreements with these advertising partners, our reputation and player experience may suffer. Furthermore, steps that we may take in response to such instances, such as temporarily or permanently shutting off access of such advertising partner to our network, may negatively impact our revenue in such period.

Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results and subjects us to a number of uncertainties, including our ability to plan for and anticipate future growth. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:

● our ability to maintain and grow our player base;

● our ability to retain and increase revenue from existing customers;

● our ability to introduce new features and functionalities and enhance existing features and functionalities;

● our ability to respond to competitive developments, including pricing changes and the introduction of new products and features by our competitors, or the emergence of new competitors;

● seasonal purchasing patterns of our consumers;

● impact of downtime or defects in our game and reputational harm;

● changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results, including changes in accounting rules governing recognition of revenue;

● general economic and political conditions and government regulations in the countries where we currently operate or plan to expand;

● decisions by us to incur additional expenses, such as increases in sales and marketing or research and development; and

● potential costs to attract, onboard, retain and motivate qualified personnel.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. The variability and unpredictability of our operating results could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, then the trading price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We have experienced rapid growth and expect to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, then our business, operating results and financial condition would be adversely affected.

We have experienced rapid growth in recent periods, and we expect to continue to invest broadly across our organization to support our growth. Although we have experienced rapid growth historically, we may not sustain our current growth rates, nor can we assure you that our investments to support our growth will be successful. The growth and expansion of our business will require us to invest significant financial and operational resources and the continuous dedication of our management team.

Failure to manage growth effectively could result in difficulty or delays in attracting new players, declines in quality or player satisfaction and demand for our games, increases in costs, difficulties in introducing new products and features or enhancing our offerings, loss of customers or consumers, difficulties in attracting or retaining talent or other operational difficulties, any of which could adversely affect our business, operating results and financial condition. Effectively managing our growth may also be more difficult to accomplish the longer that our employees, our customers and the overall economy is impacted by rising interest rates, inflation, uncertainties related to government fiscal and tax policies, including changes in tax rates, duties, tariffs, or other restrictions, sovereign debt crises, and other economic factors and the ongoing conflicts in Ukraine and Gaza.

User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

We intend to regularly review our engagement metrics, including the number of our active users, paying users, and other measures to evaluate growth trends, performance and to make informed strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring, thus metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. In addition, we may implement new methodologies for calculating these metrics, which may result in the metrics changing or decreasing from prior periods or not being comparable to prior periods.

Expansion of the Company's operations into new products, services and technologies, including content categories, is inherently risky and may subject it to additional business, legal, financial and competitive risks.

Expansion of the Company's operations and its marketplace into additional products and services, such as short film drama involve numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spent to achieve customer awareness of these new products and services. Growth into additional content, product and service areas may require changes to the Company's existing business model and cost structure and modifications to its infrastructure and may expose the Company to new regulatory and legal risks, any of which may require expertise in areas in which the Company has little or no experience. There is no guarantee that the Company will be able to generate sufficient revenue from sales of such products and services to offset the costs of developing, acquiring, managing and monetizing such products and services and the Company's business may be adversely affected.

If our efforts to attract and retain users are not successful, our business will be adversely affected.

Our short film revenue is derived from in-app currency spend. We must continually add users and convert them to paying users. The video streaming business is new to us and our ability to penetrate and grow our user base may fluctuate. Our ability to attract and retain users and convert them to paying users will depend in part on our ability to consistently provide our users in countries around the globe with compelling content choices that keep our users engaged with our service, effectively drive conversation around our content and service, as well as provide quality experience for choosing and enjoying our short film dramas. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact on our ability to attract and retain users. Competitors include other entertainment video providers, such as linear television, and streaming entertainment providers.

Paying user growth is also impacted by adverse macroeconomic conditions, including inflation, may also adversely impact our ability to attract and retain paying users our business will be adversely affected.

If we do not continuously provide value to our users, including making improvements to our service in a manner that is favorably received by them, our revenue, results of operations and business will be adversely affected.

If consumers do not perceive our service offering to be of value, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain paying users, and accordingly, our revenue, including revenue per paying user, and results of operations may be adversely affected.

We may, from time to time, adjust our in-app pricing, or our pricing model itself. Any adjustments we make may not be well received by our users and could negatively impact our ability to attract and retain paying users, and as a result, our ability to grow our business will be adversely affected.

If we fail to grow and maintain our active user base, our business, financial condition and operating results may be materially and adversely affected.

The size of our active user base with our products is critical to our success. We are new to the short film drama business. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. In addition, we may fail to maintain or increase our user base or our users' engagement if, among other things:

- we fail to innovate or develop new products and services that provide relevant content and satisfactory experience;

- we fail to produce new dramas that are attractive to our users;

- we fail to respond to or adopt evolving technologies for product development on a timely and cost-effective basis;

- we fail to successfully market and monetize our existing and new mobile applications throughout their life cycles;

- we fail to maintain or improve our technology infrastructure and security measures designed to protect our users' personal privacy and cyber security;

- we lose users to competing products and services or due to concerns related to personal privacy and cyber security or other reasons;

- we fail to successfully implement our strategies related to the continued expansion of our global user base; or

- we are required by existing or new laws, regulations or government policies to implement changes to our products or services that are adverse to our business.

We utilize artificial intelligence ("AI"), which could expose us to liability or adversely affect our business.

We have integrated, or are in the process of integrating, artificial intelligence ("AI") into various aspects of our business operations. These include, but are not limited to, customer service automation, data analytics, game development, and generation of resources. We evaluate and adapt our AI strategies to optimize operational efficiency and enhance customer experiences. We have made and expect to continue to make investments in AI, including software acquisitions, development of proprietary algorithms, and talent recruitment. These investments are expected to drive innovation, improve operational efficiencies, and contribute to long-term growth. While AI presents substantial opportunities, it also poses certain risks. These include reliance on complex algorithms, potential biases in AI decision-making, cybersecurity threats, and regulatory changes. If the AI tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. Improper use of AI development tools could also result in a loss of our ability to protect our own IP assets. We seek to mitigate these risks through regular audits, risk assessments, review of privacy standards, security protocols, monitoring, and adaptive AI models. The integration of AI technologies has also led to changes in workforce requirements. We invest in employee training and development to adapt to AI-driven changes. While AI automates certain tasks, it also creates new roles and opportunities within our organization. We anticipate that AI will play an increasingly significant role in our operations and strategy. Ongoing investments and research in AI are expected to yield new capabilities and efficiencies, aligning with our long-term vision for innovation and growth.

In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering general legal frameworks for AI. For example, the EU's Artificial Intelligence Act establishes a comprehensive regulatory framework that may impose significant compliance obligations on companies using AI within the EU, including requirements related to transparency, risk assessment, and human oversight. Certain uses of AI, such as personalized content recommendations or behavioral analytics, could be classified under risk-based regulatory frameworks and be subject to heightened scrutiny or restrictions. We may also face requirements to disclose when content in our games is AI-generated, which could affect player perception and competitive positioning. Additionally, proposed regulations concerning the use of copyrighted materials to train AI models could affect the availability, cost, or functionality of AI tools we rely upon, or expose us to liability if our AI vendors have not obtained appropriate rights to their training data. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

Failure to meet Nasdaq's continued listing requirements could result in the delisting of our Class A common stock, negatively impact the price of our Class A common stock and negatively impact our ability to raise additional capital.

Our Class A common stock is listed on the Nasdaq Stock Market ("Nasdaq"). If we fail to satisfy the continued listing requirements of The Nasdaq Capital Market such as the corporate governance requirements, the stockholder's equity requirement or the minimum closing bid price requirement, The Nasdaq Capital Market may take steps to de-list our Class A common stock.

On December 30, 2025, we received a deficiency letter from the Listing Qualifications Department (the "Staff") of the Nasdaq Stock Market ("Nasdaq") notifying us that, for thirty (30) consecutive business days from November 11, 2025 through December 29, 2025, the bid price for our Class A common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule"). In accordance with Nasdaq rules, we have a compliance period of 180 calendar days, or until June 29, 2026 (the "Compliance Date"), to regain compliance with the Bid Price Rule. The Staff informed us that if, at any time before the Compliance Date, the bid price for our Class A common stock closed at $1.00 or more for a minimum of ten (10) consecutive business days (or such additional number of days as Nasdaq may require), the Staff would provide written notification to us that it complied with the Bid Price Rule and the matter will be closed.

We intend to actively monitor the closing bid price of the Class A common stock and, as appropriate, will consider available options to regain compliance with the Minimum Bid Price Requirement, including seeking to effect a reverse stock split, if necessary. While we plan to review all available options, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement during the 180-calendar day compliance period or any subsequent extension period. If at any time we do not satisfy the continued listing requirements of the Nasdaq, including compliance with the Bid Price Rule, within the time frame granted by Nasdaq, our Class A common stock will be delisted from the Nasdaq. Any perception that we may not regain compliance or a delisting of our Class A common stock by Nasdaq could adversely affect our ability to attract new investors, decrease the liquidity of the outstanding shares of our Class A common stock, reduce the price at which such shares trade and increase the transaction costs inherent in trading such shares with overall negative effects for our stockholder. In addition, delisting of our Class A common stock from Nasdaq could deter broker-dealers from making a market in or otherwise seeking or generating interest in our Class A common stock, and might deter certain institutions and persons from investing in our Class A common stock. In addition, if our Class A common stock was delisted, our Class A common stock would be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Class A common stock. This would adversely affect the ability of investors to trade our Class A common stock and would adversely affect the value of our Class A common stock. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our Class A common stock.

Nasdaq has recently proposed a new rule change to (i) adopt Listing Rules 5450(a)(3) and 5550(a)(6) to require issuers listed on the Nasdaq Global and Capital Markets, respectively, to maintain a minimum Market Value of Listed Securities (as defined in Nasdaq Listing Rule 5005(a)(23)) of at least $5 million for a period of thirty (30) consecutive business days, and (ii) amend Rule5810 to suspend trading and immediately delist from Nasdaq securities of issuers that do not satisfy the proposed new requirements, and Rule 5815 to set forth the procedures for requesting a hearing before a Hearings Panel and the scope of the Panel's discretion (collectively, the "Proposed $5 Million MVLS Rule"*). As of the date of the filing of this Annual Report the market value of our listed securities is less than $5 million.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Because our Class A common stock is listed on Nasdaq, our shares of Class A common stock are "covered securities". Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were to be delisted from Nasdaq, our shares of Class A common stock would cease to be recognized as covered securities and we would be subject to regulation in each state in which we offer our securities.

As mentioned above, in the event of a delisting, we would take actions to restore our compliance with the Nasdaq listing requirements, but we can provide no assurance that any such action taken by us would allow our Class A common stock to become listed again, stabilize the market price or improve the liquidity of our Class A common stock or prevent our Class A common stock from meeting the mandatory Nasdaq listing requirements.

Risks Related to Intellectual Property

If we are unable to protect the intellectual property relating to our material software, the commercial value of our products will be adversely affected, and our competitive position could be harmed.

We are highly reliant upon in-licensed intellectual property and developing proprietary software, where we have obtained the rights to publish and distribute software developed by third parties and related parties. We and our licensors attempt to protect our software and production techniques under patent, copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Nonetheless, our software is susceptible to piracy and unauthorized copying, and third parties may potentially exploit, misappropriate or otherwise violate our intellectual property and proprietary information, causing significant reputational damage. Unauthorized third parties, for example, may be able to copy or to reverse engineer our software to obtain and use programming or production techniques that we regard as proprietary. Well-organized piracy operations have also proliferated in recent years, resulting in the ability to download pirated copies of our software over the Internet. Although we attempt to incorporate protective measures into our software, piracy of our products could negatively affect our future profitability. In addition, "cheating" programs or other unauthorized software tools and modifications that enable consumers to cheat in games harm the experience of players who play fairly and could negatively impact the volume of microtransactions or purchases of DLC. Also, vulnerabilities in the design of our applications and of the platforms upon which they run could be discovered after their release. This may lead to lost revenues from paying consumers or increased cost of developing technological measures to respond to these vulnerabilities, either of which could negatively affect our business.

If we infringe, misappropriate, or otherwise violate or are alleged to infringe, misappropriate or otherwise violate the intellectual property rights of third parties, our business could be adversely affected.

As our industry grows, we may be subject to an increasing amount of litigation that is common in the software industry based on allegations of infringement or other alleged violations of patent, copyright, or trademarks. In addition, we believe that interactive entertainment software will increasingly become the subject of claims that such software infringes on the intellectual property rights of others with both the growth of online functionality and advances in technology, game content and software graphics as games become more realistic. From time to time, we may receive notices from third parties or be named in lawsuits by third parties alleging infringement of their proprietary rights. Although we believe that our software and technologies and the software and technologies of third-party developers and publishers with whom we have contractual relations do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others may occur. Any claims of infringement, with or without merit, could be time-consuming, costly and difficult to defend. Moreover, intellectual property litigation or claims could require us to discontinue the distribution of products, obtain a license or redesign our products, which could result in additional substantial costs and material delays.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on trade secrets and proprietary knowledge to protect our unpatented know-how, expertise, technology and other proprietary information and to maintain our competitive position. We enter into nondisclosure and confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information in order to limit access to, and disclosure and use of, our trade secrets and proprietary information. Nevertheless, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary information. Furthermore, trade secrets are difficult to protect. We cannot assure you that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored. Any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our material trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. In general, any loss of trade secret protection or other unpatented proprietary rights could harm our business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Many of them executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment or engagement. Although we try to ensure that our employees, consultants, and advisors do not use the intellectual property rights, proprietary information know-how or trade secrets of others in their work for us, we may be subject to claims that we or they have, inadvertently or otherwise, used, infringed, misappropriated or otherwise violated intellectual property rights, or disclosed the alleged trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. Any litigation or the threat of litigation may adversely affect our ability to hire employees or engage consultants and contractors. A loss of key personnel or their work product could hamper or prevent us from developing and commercializing products and product candidates, which could harm our business. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives, develops and/or reduces to practice intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Accordingly, if we fail in prosecuting or defending any such claims, we may be required to pay monetary damages, and we may also lose valuable intellectual property rights or personnel, which could harm our competitive position and prospects. Such intellectual property rights could be awarded to a third-party, and we could be required to obtain a license from such third-party to commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our owned and licensed trademarks, trade secrets or other intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult, time-consuming and costly. The steps we have taken to protect our proprietary rights may not be adequate to enforce our rights against infringement, misappropriation or other violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our games.

In the future, we may make claims of infringement or misappropriation against third parties, or make claims that third-party intellectual property rights are invalid or unenforceable. These claims could:

● cause us to incur greater costs and expenses in the protection of our intellectual property;

● potentially negatively impact our intellectual property rights, for example, by causing one or more of our intellectual property rights to be ruled or rendered unenforceable or invalid; or

● divert our technical personnel's or management's attention and our resources. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question, are not valid, or otherwise not enforceable against such other party. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuit is unpredictable.

Litigation or other legal proceedings relating to intellectual property claims, even if resolved in our favor, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock or cause reputational harm. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects. For more information, see Item 3 of Part I, "Legal Proceedings."

We or our licensors may not be able to enforce our intellectual property rights throughout the world.

We or our licensors may be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we or our licensors may not pursue in every location due to costs, complexities or other reasons. Filing, prosecuting, maintaining, defending, and enforcing our owned or in-licensed intellectual property rights in all jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some jurisdictions outside the United States may be less extensive than those in the United States. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property protection to develop their own games and, further, may export otherwise infringing, misappropriating, or otherwise violating games to territories where we have intellectual property protection, but enforcement is not as strong as that in the United States. These games may compete with our games, and our intellectual property rights may not be effective or sufficient to prevent such competition. In addition, the laws of some foreign jurisdictions do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some jurisdictions, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we or our licensors may choose not to seek protection in certain jurisdictions, and we will not have the benefit of protection in such jurisdictions. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our or our licensors' efforts to protect our intellectual property rights in such jurisdictions may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign jurisdictions may affect our ability to obtain adequate protection for our games and other technologies and the enforcement of intellectual property rights. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other trademarks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our owned or licensed trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If such third parties succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our games. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered owned or licensed trademarks or trade names. If we are unable to establish or protect our trademarks and trade names, or if we are unable to build name recognition based on our owned or licensed trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

We use open source software in connection with certain of our games and services, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

We use open source software in connection with some of the games and services we offer and may continue to use open source software in the future. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games or products, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our game development efforts, any of which could negatively impact our business.

Risks Related to Legal or Regulatory Compliance

Any cybersecurity-related attack, significant data breach or disruption of the information technology systems or networks on which we rely could negatively impact our business.

In the course of our day-to-day business, we and third parties operating on our behalf and from which we license certain intellectual property create, store, and/or use commercially sensitive information, such as the source code and game assets for our interactive entertainment software products and sensitive and confidential information with respect to our customers, consumers, and employees. Our ability to effectively manage our business and coordinate the manufacturing, sourcing, distribution and sale of our interactive entertainment software products depends significantly on the reliability and capacity of these systems. We are critically dependent on the integrity, security and consistent operations of these systems. A malicious cybersecurity-related attack, intrusion or disruption by hackers (including through spyware, ransomware, viruses, phishing, denial of service and similar attacks) or other breach of the systems on which such source code and assets, account information (including personal information) and other sensitive data is stored could lead to piracy of our software, fraudulent activity, disclosure or misappropriation of, or access to, our customers', consumers' or employees' personal information, or our own business data. Such incidents could also lead to product code-base and game distribution platform exploitation, should undetected viruses, spyware, or other malware be inserted into our products, services, or networks, or systems used by our consumers. We have implemented cybersecurity programs and the tools, technologies, processes, and procedures intended to protect our data and systems against unauthorized access to, or loss of, our data, or the data of our customers, consumers or employees. However, because these cyberattacks may remain undetected for prolonged periods of time and the techniques used by criminal hackers and other third parties to breach systems are constantly evolving, we may be unable to anticipate these techniques or implement adequate preventative measures. A data intrusion into a server for a game with online features or for our proprietary online gaming service could also disrupt the operation of such game or platform. If we are subject to cybersecurity breaches, or a security-related incident that materially disrupts the availability of our products and services, we may have a loss in sales or subscriptions or be forced to pay damages or incur other costs, including from the implementation of additional cyber and physical security measures, or suffer reputational damage. If there were a public perception that our data protection measures are inadequate, whether or not the case, it could result in reputational damage and potential harm to our business relationships or the public perception of our business model. In addition, such cybersecurity breaches may subject us to legal claims or proceedings, like individual claims and regulatory investigations and actions, including fines, especially if there is loss, disclosure, or misappropriation of, or access to, our customers' personal information or other sensitive information, or there is otherwise an intrusion into our customers' privacy

Changing data privacy and security laws and regulations in the jurisdictions in which we or our consumers do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our platform and service providers' actual or perceived failure to comply with these laws and regulations could harm our business financial condition and results of operations.

We collect, process, store, use and share data in our operations. While our business receives limited, if any, personal information of our end users from our platform providers, we may elect to collect such information in the future. Our business and the business of our platform providers are therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes and guidelines may be inconsistent across jurisdictions or conflict with other rules. As our business expands to include new uses or collection of data that are subject to privacy or security regulations, our compliance requirements and costs will increase, and we may be subject to increased regulatory scrutiny. The online gaming industry in particular has attracted regulatory attention regarding issues such as in-game purchases, age verification, and the protection of younger players, and additional regulation in these areas could impact our business practices or product offerings.

The legislative and regulatory landscapes for data privacy and security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business. In the United States, such privacy and data security laws and regulations include federal laws and regulations like the Federal Trade Commission Act, the Do-Not-Call Implementation Act, and rules and regulations promulgated under the authority of the Federal Trade Commission and state laws like the California Consumer Privacy Act ("CCPA") and the varying data breach notification laws that have been enacted in all 50 U.S. states and the District of Columbia. The CCPA, as amended, and related regulations provides additional individual privacy rights for California residents and places increased data privacy and security obligations on entities handling certain personal information of California residents and households. Among other things, the CCPA expands rights related to such individual's personal information, including the right to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared by covered business. A number of other U.S. states have adopted privacy laws that are similar to the CCPA. Failure to comply with the CCPA or similar state laws could result in substantial liability as a result of regulatory enforcement and private litigation. The effects of the CCPA and similar state laws are significant and have required, and could continue to require, us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. There currently are a number of additional proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, including in a number of U.S. states considering comprehensive consumer protection laws. These laws may restrict our ability to gather and use data about our users, and could harm our business by limiting the products and services we can offer consumers or the manner in which we advertise and offer them. Such legislation may add complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Many of the other jurisdictions where we or our customers do business, including the EU, also have restrictive laws and regulations dealing with the processing of personal information. In addition to regulating the processing of personal information within the relevant jurisdictions, these legal requirements often also apply to the processing of personal information outside these jurisdictions, where there is some specified link to the relevant jurisdiction. For example, the European Union's Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (the "General Data Protection Regulation" or "GDPR") became effective in May 2018, imposes strict requirements on controllers and processors of personal data in the European Economic Area ("EEA"), including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, greater control for data subjects (including the "right to be forgotten" and data portability) and shortened timelines for data breach notifications. The GDPR created new compliance obligations applicable to our business and our platform and service providers, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws. Failure to comply with the requirements of GDPR may result in significant fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. The United Kingdom operates a separate but similar regime to the European Union with which we will have to comply and that allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turn over of the preceding financial year. Further, beginning January 1, 2021, we have been required to comply with the GDPR and also the United Kingdom GDPR ("UK GDPR"), which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in United Kingdom national law. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how the United Kingdom's data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

Recent legal developments also have created compliance uncertainty regarding the transfer of personal information from the U.K. and EEA to certain locations outside of the U.K. and EEA where we or our clients operate or conduct business. In July 2020, the Court of Justice of the European Union ("CJEU") ruled the EU-US Privacy Shield Framework, one of the primary safeguards that allowed U.S. companies to import personal data from the EU to the U.S., was invalid. The CJEU's decision also raised questions about whether the most commonly used mechanism for cross-border transfers of personal data out of the EEA, namely, the European Commission's Standard Contractual Clauses, can lawfully be used for personal data transfers from the EU to the U.S. or other third countries the European Commission has determined do not provide adequate data protections under their laws. On June 4, 2021, the European Commission published new Standard Contractual Clauses (which became effective on June 27, 2021), which impose on companies additional obligations relating to data transfers, including in the transfer, to implement additional security measures and update internal privacy practices. If we elect to rely on the new Standard Contractual Clauses for applicable data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. If we are unable to implement a valid mechanism for personal data transfers from the EEA, we could face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EEA. As discussed above, these same considerations must currently be taken into account with regard to the UK GDPR as well. Additionally, other countries outside of the EU, such as China, have enacted or are considering enacting similar cross order data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in the EU and U.K. will likely also arise in other jurisdictions that adopt regulatory frameworks of equivalent complexity. Accordingly, any actual or perceived failure to comply with these laws and regulations could harm our business, financial condition and results of operations.

Our business and products are subject to potential legislation and other governmental restrictions. The adoption of such proposed legislation and restrictions could limit the retail market for our products.

Several proposals have been made for federal legislation to regulate our industry. Such proposals seek to prohibit the sale of products containing certain content included in some of our games. If any such proposals are enacted into law, it may limit the potential market for some of our games in the United States, and adversely affect our business, financial condition and operating results. Other countries have adopted laws regulating content both in packaged games and those transmitted over the Internet that are stricter than current U.S. law. While no such laws are currently in place in the United States, the adoption into law of such legislation in jurisdictions in which we do significant business could severely limit the retail market for some of our games.

On August 30, 2021, China's National Press and Publication Administration announced a regulation that required online gaming companies limit their services provided to minors to one hour per day on Fridays, Saturdays, Sundays and public holidays. We continue to assess the impact this regulation may have on our results of operations however, at this time, the impact of this regulation remains uncertain.

Changes in government regulations relating to the Internet could have a negative impact on our business.

We rely on our consumers' access to significant levels of Internet bandwidth for the sale and digital delivery of our content and the functionality of our games with online features. Changes in laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws affecting "net neutrality" or measures enacted in certain jurisdictions as a result of the COVID-19 pandemic, could decrease the demand for our products and services or increase our cost of doing business.

Although certain jurisdictions have implemented laws and regulations intended to prevent Internet service providers from discriminating against particular types of legal traffic on their networks, other jurisdictions may lack such laws and regulations or repeal existing laws or regulations. For example, on December 14, 2017, the Federal Communications Commission voted to repeal net neutrality regulations in the United States, and, following that decision, several states enacted net neutrality regulations. Given the uncertainty around these rules, including changing interpretations, amendments or repeal, coupled with the potentially significant political and economic power of local Internet service providers and the relatively significant level of Internet bandwidth access our products and services require, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expenses, or otherwise negatively affect our business.

We may be involved in legal proceedings that have a negative impact on our business.

From time to time, we have been, and in the future may be, involved in claims, suits, investigations, audits and proceedings arising in the ordinary course of our business, including with respect to labor and employment, intellectual property, competition and antitrust, regulatory, tax, privacy and/or commercial matters. In addition, negative consumer sentiment about our business practices may result in inquiries or investigations from regulatory agencies and consumer groups, as well as litigation.

Claims, suits, investigations, audits and proceedings are inherently difficult to predict, and their results are subject to significant uncertainties, many of which are outside of our control. Regardless of the outcome, such legal proceedings can have a negative impact on us due to reputational harm, legal costs, diversion of management resources and other factors. It is also possible that a resolution of one or more such proceedings could result in substantial settlements, judgments, fines or penalties, injunctions, criminal sanctions, consent decrees or orders preventing us from offering certain features, functionalities, products or services, requiring us to change our development process or other business practices.

There is also inherent uncertainty in determining reserves for these matters. Significant judgment is required in the analysis of these matters, including assessing the probability of potential outcomes and determining whether a potential exposure can be reasonably estimated. In making these determinations, we, in consultation with outside counsel, examine the relevant facts and circumstances on a quarterly basis assuming, as applicable, a combination of settlement and litigated outcomes and strategies. Further, it may take time to develop factors on which reasonable judgments and estimates can be based.

We regard our software as proprietary and rely on a variety of methods, including a combination of copyright, patent, trademark and trade secret laws, and employee and third-party non-disclosure and invention assignment agreements, to protect our proprietary rights. We own or license various copyrights, patents, trademarks and trade secrets. The process of registering and protecting these rights in various jurisdictions is expensive and time-consuming. Further, we are aware that some unauthorized copying and piracy occurs, and if a significantly greater amount of unauthorized copying or piracy of our software products were to occur, it could negatively impact our business. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies or that we will be able to effectively protect our intellectual property through litigation and other means.

Financial and Economic Risks

If general economic conditions decline, demand for our games could decline. In addition, our business is vulnerable to changing economic conditions and to other factors that adversely affect the gaming industry, which could negatively impact our business.

In-game purchases involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of games and services like ours, during periods in which favorable economic conditions prevail. As a result, our games may be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our marketing and promotional expenses, in an effort to offset that reduction, and could negatively impact our business. Discretionary spending on entertainment activities could further decline for reasons beyond our control, such as natural disasters, acts of war, pandemics, terrorism, transportation disruptions or the results of adverse weather conditions. Additionally, disposable income available for discretionary spending may be reduced by unemployment, higher housing, energy, interest or other costs, or where the actual or perceived wealth of customers has decreased because of circumstances such as lower residential real estate values, increased foreclosure rates, inflation, increased tax rates or other economic disruptions. Any prolonged or significant decrease in consumer spending on entertainment activities could result in reduced play levels and decreased spending on our games, and could adversely impact our results of operations, cash flows and financial condition.

General economic factors, domestically and internationally, may adversely affect our business, financial condition, and results of operations.

Higher energy and gasoline costs, inflation, levels of unemployment, healthcare costs, consumer debt levels, foreign-currency exchange rates, unsettled financial markets, weaknesses in housing and real estate markets, reduced consumer confidence, changes and uncertainties related to government fiscal and tax policies including changes in tax rates, duties, tariffs, or other restrictions, sovereign debt crises, and other economic factors could adversely affect demand for our products, require a change in product mix, or impact the cost of or ability to purchase inventory. Additionally, actions in various countries, particularly China and the United States, have created uncertainty with respect to tariff impacts on the costs of some of our merchandise. The degree of our exposure is dependent on (among other things) the type of goods, rates imposed, and timing of the tariffs. The impact to our business, including net sales and gross margin, will be influenced in part by merchandising and pricing strategies in response to potential cost increases by us and our competitors. While these potential impacts are uncertain, they could have an adverse affect on our business, financial condition and results of operations.

Prices of certain commodities, including gasoline and consumable goods used in manufacturing and our warehouse retail operations, are historically volatile and are subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations, taxes and periodic delays in delivery. Rapid and significant changes in commodity prices and our ability and desire to pass them through to our customers may affect our sales and profit margins. These factors could also increase our merchandise costs and selling, general and administrative expenses, and otherwise adversely affect our operations and financial results. General economic conditions can also be affected by changes to the U.S.'s participation in, withdrawal out of, renegotiation of certain international trade agreements or other major trade related issues, including the non-renewal of expiring favorable tariffs granted to developing countries, tariff quotas and retaliatory tariffs, trade sanctions, new or onerous trade restrictions, embargoes and other stringent government controls.

Tariffs may cause cost increases and disruptions in technical R&D operations.

We rely substantially on third-party providers located in China and Europe to support our technical research and development initiatives. As a result, a significant portion of our R&D functions, including critical technical development and software engineering, are outsourced internationally. Recent and potential future trade policy changes, including the imposition or extension of tariffs on imported goods and services from China and Europe pose a material risk to our cost structure. Such tariffs may increase the costs of components, services, and skilled labor sourced from these regions, potentially resulting in higher operating expenses and reduced profit margins. In addition, tariff-induced supply chain disruptions could delay project timelines and necessitate a re-evaluation of our global outsourcing strategy, thereby adversely affecting our competitive position and financial performance.

Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial condition and results of operations.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits that we intend to eventually take advantage of could be undermined due to changing tax laws, both in the United States and in other applicable jurisdictions. In addition, the taxing authorities in the United States and other jurisdictions where we do business regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.

Tax law or tax rate changes could affect our effective tax rate and future profitability.

Our effective tax rate was (64.6)% for the year ended December 31, 2025 and 25.7% for the year ended December 31, 2024. In general, changes in applicable U.S. federal and state and foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our tax expense. In addition, taxing authorities in many jurisdictions in which we operate may propose changes to their tax laws and regulations. These potential changes could have a material impact on our effective tax rate, long-term tax planning and financial results.

We are exposed to exchange rate fluctuations in the international markets in which we operate.

There are instances in which our costs and revenues related to international operations are not able to be exactly matched with respect to currency denomination. Currency fluctuations cause the U.S. dollar value of our international results of operations and net assets to vary with exchange rate fluctuations. A decrease in the value of any of these currencies relative to the U.S. dollar could have a negative impact on our business, results of operations and financial condition. We may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. In the future, we may utilize derivative instruments to manage the risk of fluctuations in foreign currency exchange rates that could potentially impact our future earnings and forecasted cash flows. However, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against some or all of these risks and/or increase our cost of conversion of local currency to U.S. dollar.

Our reported financial results could be significantly impacted by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported financial results are impacted by the accounting policies promulgated by the SEC and national accounting standards bodies and the methods, estimates and judgments that we use in applying our accounting policies. Policies affecting revenue recognition have affected, and could further significantly affect, the way we report revenues related to our products and services. We recognize a majority of the revenues from video games that include an online service on a deferred basis over an estimated service period for such games. In addition, we defer the cost of revenues of those products. Further, as we increase our DLC and add new features to our online services, our estimate of the service period may change, and we could be required to recognize revenues, and defer related costs, over a shorter or longer period of time. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenues and income taxes, could have a significant impact on our reported net revenues, net income and earnings per share under generally accepted accounting principles in the United States in any given period.

We have debt obligations with short term durations that are coming due within one year.

We have significant debt obligations coming due within one year. As of December 31, 2025, our revolving loan had a balance of $5.0 million and a repayment date of June 30, 2026. Subsequent to December 31, 2025, we received an extension of our revolving loan to March 31, 2030. While we have successfully extended this obligation, there can be no assurance that we will be able to obtain further extensions or alternative financing. Other debt obligations, including the October 2025 Convertible Note and the November 2025 Convertible Note, have repayment dates during the year ending December 31, 2026. No assurance can be given as to our ability to procure additional financing, if required, and on terms deemed favorable to us. To the extent additional capital is required and cannot be raised successfully, we may then have to limit our then current operations and/or may have to curtail certain, if not all, of our business objectives and plans. See Note 12 - *Revolving Loan, Short Term Notes and Long-Term Debt* to our audited consolidated financial statements included in this Annual Report.

We are subject to restrictive covenants as a result of our outstanding debt obligations. If we were to default in our obligation to repay any outstanding debt or otherwise violate the terms of the applicable note or loan agreement, the lenders thereunder could foreclose on our assets.

The 2021 Revolving Loan, 2021 Term Loan, and the 2025 Term Loan require us to maintain a minimum debt service coverage ratio of 1.5 to 1.0. Additionally, the 2021 Revolving Loan requires us to maintain an outstanding principal balance of no more than $2.5 million for 30 consecutive days during any twelve-month period. For the trailing twelve months ended December 31, 2025, we have met the minimum debt service coverage ratio required by such debt covenants, and it is reasonably possible that we will stay in compliance with these covenants for the twelve months thereafter. Continuing to meet these debt covenants is contingent upon the estimates and judgements of our future income. Future noncompliance with the covenants, unless waived, could lead to the acceleration of payments due under the debt facilities with the lender, cause the lender to cease making advances under the revolving agreement, or allow the lender to take possession of collateral. The Term Loan is secured by a lien on our headquarters. The revolving loan is secured by a substantial portion of our other assets. There is no guarantee we will receive a waiver from any lender if the covenants of the applicable loans are breached in the future. In the event of a future breach of debt covenants the lender may have the right to declare all or any part of the debt as due immediately and cease making any advances or extend any further credit to us.

In addition, the 2025 Convertible Notes are ranked as senior unsecured obligations with priority over all existing and future unsecured indebtedness. This may make it more difficult to procure additional debt if needed.

Risks Related to Our Corporate Structure

We are a "controlled company" under the corporate governance rules of Nasdaq and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. Since we elected to rely on the exemptions available to a "controlled company," you do not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Our controlling stockholder, Founder, Chief Executive Officer, Chief Strategy Officer and Chairman, Mr. Shi, controls a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

● requirement that a majority of its board of directors consist of independent directors;

● the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and

● the requirement that it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We elected to rely on these exemptions. As a result, our board of directors does not have a majority of independent directors, our compensation committee does not consist entirely of independent directors and our directors are not nominated or selected by independent directors. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq rules.

Mr. Shi, our Founder, Chief Executive Officer, Chief Strategy Officer and Chairman, controls us, and his ownership of our common stock prevents you and other stockholders from influencing significant decisions.

Mr. Shi controls shares representing a majority of our combined voting power. As long as Mr. Shi continues to control shares representing a majority of our voting power, he will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors (unless supermajority approval of such matter is required by applicable law and our amended and restated certificate of incorporation). In the ordinary course of his business activities, Mr. Shi may engage in activities where his interests may not be the same as, or may conflict with, the interests of our other stockholders. Even if Mr. Shi were to control less than a majority of our voting power, he may be able to influence the outcome of corporate actions so long as he controls a significant portion of our voting power.

Our stockholders are not able to affect the outcome of any stockholder vote while Mr. Shi controls the majority of our voting power (or, in the case of removal of directors, two-thirds of our voting power). Due to his ownership and rights under our amended and restated certificate of incorporation and our amended and restated bylaws, Mr. Shi controls, subject to applicable law, the composition of our board of directors, which in turn controls all matters affecting us, including, among other things:

- any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our board of directors, additional or replacement directors;
- any determinations with respect to mergers, business combinations or dispositions of assets;
- determination of our management policies;
- determination of the composition of the committees on our board of directors;
- our financing policy;
- our compensation and benefit programs and other human resources policy decisions;
- changes to any other agreements that may adversely affect us;
- the payment of dividends on our common stock; and
- determinations with respect to our tax returns.

In addition, the concentration of Mr. Shi's ownership could also discourage others from making tender offers, which could prevent holders from receiving a premium for their common stock. Because Mr. Shi's interests may differ from ours or from those of our other stockholders, actions that he takes with respect to us, as our controlling stockholder, may not be favorable to us or to you or our other stockholders.

Mr. Shi, our Founder, Chief Executive Officer, Chief Strategy Officer and Chairman, is a Chinese national. For so long as a Chinese individual continues to exercise majority voting control over us, changes in U.S. and Chinese laws in the future may make it more difficult for us to operate as a publicly traded company in the United States.

Future developments in U.S. and Chinese laws may restrict our ability or willingness to operate as a publicly traded company in the United States for so long as Mr. Shi, who is a Chinese national, or other Chinese investors, continue to beneficially own a significant percentage of our outstanding shares of common stock. The relations between the United States and China are constantly changing. During his administration, President Donald J. Trump issued a memorandum directing the President's Working Group on Financial Markets to convene to discuss the risks faced by U.S. investors in Chinese companies and issued several executive orders restricting the operations of Chinese companies, such as the company that owns TikTok, in the United States. Additionally, the federal government has recently proposed legislation intended to protect American investments in Chinese companies. In addition, various equity-based research organizations have published reports on Chinese companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. While we are not a Chinese company, any similar scrutiny of us, regardless of its merit, could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. Additionally, should we be the subject of or indirectly covered by new legislation or executive orders addressed at protecting American investments in Chinese or Chinese-owned companies, our revenues and profitability would be materially reduced, and our business and results of operations would be seriously harmed.

The Committee on Foreign Investment in the United States may modify, delay or prevent our future acquisition or investment activities.

For so long as Mr. Shi retains a material ownership interest in us, we will be deemed a "foreign person" under the regulations relating to the Committee on Foreign Investment in the United States ("CFIUS"). As such, acquisitions of or investments in U.S. businesses or foreign businesses with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 ("FIRRMA") to include certain non-passive, non-controlling investments (including certain investments in entities that hold or process personal information about U.S. nationals), certain acquisitions of real estate even with no underlying U.S. business, transactions designed or intended to evade or circumvent CFIUS jurisdiction and any transaction resulting in a "change in the rights" of a foreign person in a U.S. business if that change could result in either control of the business or a covered non-controlling investment. FIRRMA also subjects certain categories of investments to mandatory filings. If a particular proposed acquisition or investment in a U.S. business falls within CFIUS's jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay an acquisition or investment by us, impose conditions with respect to such acquisition or investment or order us to divest all or a portion of a U.S. business that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of or prevent us from pursuing certain acquisitions or investments that we believe would otherwise be beneficial to us and our stockholders. Our inability to complete acquisitions and integrate those businesses successfully could limit our growth or disrupt our plans and operations. In addition, among other things, FIRRMA authorizes CFIUS to prescribe regulations defining "foreign person" differently in different contexts, which could result in less favorable treatment for investments and acquisitions by companies from countries of "special concern." If CFIUS were to promulgate regulations imposing additional burdens on acquisition and investment activities involving China or Chinese investor-controlled entities, our ability to consummate transactions falling within CFIUS's jurisdiction that might otherwise be beneficial to us and our stockholders would be hindered.

Our Chief Executive Officer and Chairman is a Chinese national, and should he choose to reside in China you may not be able to bring suit against him, or enforce a judgment obtained against him in the United States.

Mr. Shi, our Founder, Chief Executive Officer, Chief Strategy Officer and Chairman, is a Chinese national. As a result, should he choose to reside in China, it may be more difficult for investors to effect service of process upon him, or to enforce both in the United States and outside the United States judgments against him in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

General Risk Factors

We are subject to risks related to corporate and social responsibility and reputation.

Many factors influence our reputation including the perception held by our customers, business partners and other key stakeholders. Our business faces increasing scrutiny related to environmental, social and governance activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, supply chain management, climate change, workplace conduct, human rights and philanthropy. Any harm to our reputation could impact employee engagement and retention and the willingness of customers and our partners to do business with us, which could have a material adverse effect on our business, results of operations and cash flows.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and Standard & Poor's announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not be investing in our stock. Because of our dual class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

Our stock price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our Class A common stock price and trading volume could decline.

The trading market for our Class A common stock is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. We may be slow to attract research coverage and the analysts who publish information about our Class A common stock may have relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Even if our Class A common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

We cannot guarantee that our share repurchase program will be fully implemented or it will enhance stockholder value, and share repurchases could affect the price of our Class A common stock.

In November 2022, our board of directors authorized a share repurchase program of up to $5 million of our outstanding Class A common stock (the "Share Repurchase Program"), which does not have a fixed expiration date. Share repurchases under the program may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors, at the discretion of management and in accordance with applicable federal securities laws and other applicable legal requirements and Nasdaq listing rules. The timing, pricing, and size of share repurchases will depend on a number of factors, including, but not limited to, price, corporate and regulatory requirements, and general market and economic conditions. As of December 31, 2025, approximately $1.3 million of the Share Repurchase Program remains available for future repurchases. The Share Repurchase Program does not obligate us to repurchase any dollar amount or number of shares, and the program may be suspended or discontinued at any time, which may result in a decrease in the price of our Class A common stock.

Repurchases under our Share Repurchase Program will decrease the number of outstanding shares of our Class A common stock and therefore could affect the price of our Class A common stock and increase its volatility. The existence of our Share Repurchase Program could also cause the price of our Class A common stock to be higher than it would be in the absence of such a program and could reduce the market liquidity for our Class A common stock. Additionally, repurchases under our Share Repurchase Program will diminish our cash reserves, which could impact our ability to further develop our business and service our indebtedness. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our Class A common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase shares after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our Class A common stock price. Although our Share Repurchase Program is intended to enhance long-term stockholder value, short-term price fluctuations could reduce the program's effectiveness.

Provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by our credit facilities or any future debt or preferred securities or future debt agreements we may enter into. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future. See Part II, Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy" for a more detailed description of our dividend policy.

If we default on our credit obligations, our operations may be interrupted, and our business could be seriously harmed.

In addition to our outstanding convertible notes, we also have a credit facility that we may draw on to finance our operations and other corporate purposes. If we default on these credit obligations, our lenders may accelerate the debt and/or foreclose on property securing the debt.

If any of these events occur, our operations may be interrupted and our ability to fund our operations or obligations, as well as our business, could be seriously harmed. In addition, our credit facility contains operating covenants, including maintenance of certain financial ratios. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants have in the past, and could in the future, result in a default under the credit facility and any future financial agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facility and any future financing agreements that we may enter into to become immediately due and payable. For more information on our credit facility, see Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by our credit facilities or any future debt or preferred securities or future debt agreements we may enter into. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future.

If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to develop and refine our internal control over financial reporting. Some members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and we have limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. We have limited experience with implementing the systems and controls that are necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in the accuracy and completeness of our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the Annual Report on Form 10-K for the first year we no longer qualify as an emerging growth company and are deemed an accelerated filer under SEC rules. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our Class A common stock. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. These events could have a material and adverse effect on our business, results of operations, financial condition and prospects.

We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we do not effectively remediate the material weaknesses or if we otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management previously identified a material weakness in our internal control over financial reporting involving the failure to properly determine the fair value of warrants related to the convertible notes and equity line of credit in accordance with applicable accounting guidance. See Part II, Item 9A, "Controls and Procedures," in this Annual Report for additional information regarding the material weakness and the remediation actions undertaken by management. Although this material weakness has been remediated, there is no assurance that we will not identify additional material weaknesses in the future, which could impact our ability to accurately and timely report financial results.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the U.S. District Court for the District of Delaware) is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act of 1933, as amended (the "Securities Act"). We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

We are an "emerging growth company" and a "smaller reporting company," and we cannot be certain if the reduced SEC reporting and disclosure requirements applicable to emerging growth companies or smaller reporting companies will make our securities less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes–Oxley Act, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements. We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our Consolidated Financial Statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of: (a)(i) the last day of the fiscal year following the fifth anniversary of the closing of our initial public offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; or (iii) the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year and (b) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a "smaller reporting company" as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

It is unclear whether investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our Class A common stock and the trading price of our Class A common stock may be more volatile.

Risks Related to Convertible Notes Offerings, Equity Line Credit Financing and our At the Market Offering Program

Investors who buy shares in the convertible notes, equity line credit financing offering and in the "at the market offering program" at different times will likely pay different prices.

Investors who purchase shares of common stock at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results. In connection with the Equity Line of Credit Financing, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares of common stock sold to the Equity Line Investor. Similarly, the Equity Line Investor may sell such shares of common stock at different times and at different prices. Investors may experience a decline in the value of the shares they purchase from the Equity Line Investor because of sales made by us in future transactions to the Equity Line Investor at prices lower than the prices they paid. Sales to the Equity Line Investor by us could result in substantial dilution to the interests of other holders of our Class A common stock. Additionally, the sale of a substantial number of shares of our Class A common stock to the Equity Line Investor, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales, which could have a materially adverse effect on our business and operations.

In addition, investors who purchase shares in our "at the market offering program" will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold, and there is no minimum or maximum sales price. Investors may experience declines in the value of their shares as a result of share sales made at prices lower than the prices they paid.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of common stock to the Equity Line Investor and the ATM Offering, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion with respect to the use of proceeds from the sale of any shares of our common stock to the Equity Line Investor and shares sold in the ATM Offering (as defined below). You will be relying on the judgment of our management regarding the application of the proceeds from the sale of any shares of our common stock to the Equity Line Investor and our shares sold in the ATM Offering. The results and effectiveness of the use of proceeds are uncertain, and we could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could harm our business, delay the development of our pipeline product candidates and cause the price of our common stock to decline.

We may require additional financing to sustain our operations, without which we may not be able to continue operations, and the terms of subsequent financings may adversely impact our stockholders.

We may direct our Equity Line Investor to purchase up to $5.0 million worth of shares of our Class A common stock under the Equity Line Purchase Agreement until December 31, 2025, in amounts up to $1.0 million in shares of our Class A common stock depending on market prices. In addition, we have issued convertible notes to certain investors in the aggregate principal amount of $6.6 million, and we may seek to issue an additional $4.4 million in convertible notes to such investors in the future. Lastly, on August 7, 2025, we entered into an At The Market Offering Agreement (the "ATM Sales Agreement") with H.C. Wainwright & Co. as sales agent to sell shares of our Class A Common Stock from time to time in an at the market offering ("the ATM Offering"). Pursuant to a prospectus supplement, dated August 7, 2025, and accompanying base prospectus, we may offer and sell shares of our Class A Common Stock from time to time under the Sales Agreement having an aggregate offering price of up to $4,500,000 in the ATM Offering.

Notwithstanding the foregoing, our ability to obtain these additional funds contains certain restrictions, such as selling shares to the Equity Line Investor and obtaining funds under the Equity Line Purchase Agreement is limited by the terms and conditions in the Equity Line Purchase Agreement, including restrictions on the amounts we may sell to the Equity Line Investor at any one time, and a limitation on our ability to sell shares to the Equity Line Investor to the extent that it would cause the Equity Line Investor to beneficially own more than 9.99% of our outstanding shares of Class A common stock. Additionally, we will only be able to sell or issue to the Equity Line Investor (subject to certain reductions and other adjustments pursuant to the Equity Line Purchase Agreement, (i.e., the Exchange Cap) in total under the Equity Line Purchase Agreement, which is equal to 19.99% of the aggregate number of shares of Class A common stock outstanding prior to execution of the Equity Line Purchase Agreement, unless stockholder approval is obtained to issue in excess of such amount. Therefore, we may not in the future have access to (i) the full amount available to us under the Equity Line Purchase Agreement due to the price of our Class A common stock and (ii) proceeds from the sale of additional convertible notes. In addition, any amounts we may obtain from these financing sources may not satisfy all of our funding needs, even if we are able and choose to sell and issue all of our Class A common stock currently registered.

The extent we rely on the Equity Line Investor as a source of funding will depend on a number of factors including the prevailing market price of our Class A common stock and the extent to which we are able to secure working capital from other sources, such as from the sale of convertible notes. If obtaining sufficient funding from the Equity Line Investor were to prove unavailable or prohibitively dilutive, we would need to secure a third source of funding in order to satisfy our working capital needs. Even if we sell all $5.0 million in shares of our Class A common stock under the Equity Line Purchase Agreement to the Equity Line Investor and issue an additional $5.5 million in convertible notes, we may still need additional capital to finance our future plans and working capital needs, and we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, stockholders' rights and the value of their investment in our Class A common stock could be reduced. A financing could involve one or more types of securities including Class A common stock, convertible debt, or warrants to acquire Class A common stock. These securities could be issued at or below the then prevailing market price for our Class A common stock. If the issuance of new securities results in diminished rights to holders of our Class A common stock, the market price of our Class A common stock could be negatively impacted.

Subject to certain limitations in the sales agreement and compliance with applicable law, we have the discretion to deliver placement notices to the Sales Agent in the ATM Offering at any time throughout the term of the sales agreement. The number of shares of Class A Common Stock that are sold by the Sales Agent as our Sales Agent after we deliver a placement notice will fluctuate based on the market price of the Class A Common Stock and the trading volume of our Class A Common Stock during the sales period and limits we set with the Sales Agent. In addition, we may issue and sell shares of our Class A Common Stock having aggregate gross proceeds of up to $4,500,000 from time to time in the ATM Offering. Because there is no minimum offering amount required as a condition of the ATM Offering, the actual total offering amount in such offering, commissions and proceeds to us, if any, are not determinable at this time. The amount of proceeds from the ATM Offering will depend upon the number of shares of our Class A Common Stock sold and the market price at which they are sold. There can be no assurance that we will be able to sell any shares of our Class A Common Stock under or fully utilize the Sales Agreement with the Sales Agent as a source of financing.

Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition, and prospects.

The issuance of Class A common stock to the holders of the 2025 Convertible Notes may cause substantial dilution to our existing stockholders, and the sale of such shares acquired by the holders of our 2025 Convertible Note could cause the price of our Class A common stock to decline.

We have registered for resale up to an aggregate of 5,414,991 shares of Class A common stock issuable upon the conversion of the currently outstanding 2025 Convertible Notes. However, because the conversion price applicable to the 2025 Convertible Notes can vary, the number of shares of Class A common stock that may be issued could be greater than the number of shares currently so registered. The number of shares so registered is a significant number of compared to the current number of shares of Class A common stock in the public market. Sales of substantial amounts of Class A common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our Class A common stock. We cannot predict if and when the holders of the 2025 Convertible Notes may sell any conversion shares in the public markets. Furthermore, in the future, we may issue additional Class A common stock or other equity or debt securities exercisable or convertible into Class A common stock. Any such issuance could result in substantial dilution to our existing shareholders and could cause the market price of our securities to decline.

Risks Relating to Stablecoins

We may require additional capital to support our strategic digital asset initiative, and implementing such initiative may subject us to various licensing requirements and significant compliance costs.

We recently announced our intention to explore a strategic digital asset initiative that includes the evaluation and feasibility of our own proprietary stablecoin backed by U.S. dollars.

The regulatory environment for stablecoins and digital assets is rapidly evolving in the United States and globally. There is a significant uncertainty regarding how federal and state regulators will apply existing laws, implement Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (GENIUS Act of 2025) or adopt new regulations with respect to stablecoin issuances. Changes in laws, regulations, or interpretations could require us to modify or cease our strategic digital asset or stablecoin initiative, subject us to possible enforcement actions, or result in significant compliance costs.

We may be required to seek additional capital to implement our strategic digital asset and stablecoin initiative as we may be required to be licensed as a money transmitter, payment services provider, bank, financial institution, custodian, broker-dealer, exchange, or otherwise in the United States or other jurisdictions which could result in significant costs and have a negative impact on our business, operational result and financial condition.

Any negative publicity regarding stablecoins or the broader digital asset industry may have an outsized negative effect on consumer confidence in our proposed proprietary stablecoins.

As in the case with other novel technology, compared to more established and well-known industries, any negative publicity regarding blockchain technology and digital assets companies could have an outsized negative effect on confidence in blockchain technology in general and our proposed proprietary stablecoins in particular. For example, since the inception of blockchain technology, there have been incidents of smart contract developers acting maliciously and misappropriating funds, and numerous digital assets businesses and platforms have been sued, investigated, or shut down due to fraud, illegal activities, the sale or issuance of unregistered securities, manipulative practices, business failure, and cyberattacks or security breaches. In addition, the energy usage and environmental impact of certain blockchains have attracted considerable attention, which could potentially create a negative consumer sentiment and perception of digital assets and delay a wider acceptance and use of our proposed proprietary stablecoins, whether or not our proposed stablecoins are available on those blockchains.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity Risk Management, Strategy and Governance.

Cybersecurity Risk Management

Due to the nature of our business, we face a variety of potential cybersecurity risks that are ever evolving and include unauthorized access to our systems and data, disruption of our online game services, theft of intellectual property, and third-party risks as a result of our use of various third party service providers and cloud service providers. The Company's risks related to our end user data is borne by our platform partners as we do not maintain any sensitive information of our players within our infrastructure. There have been no cybersecurity threat events identified during the year ended December 31, 2025, that have resulted in a material incident, or are reasonably likely to result in a material impact on our business strategy, results of operations or financial condition. For more information regarding risks relating to intellectual property and cybersecurity related attacks, see Item 1A of Part I, "Risk Factors — Risks Related to Intellectual Property" and "Risk Factors — Risks Related to Our Business and Industry" of this Annual Report.

Cybersecurity Strategy

We are working towards the implementation of relevant controls within the National Institute of Standards and Technology ("NIST") Cybersecurity Framework to better address cybersecurity threats and we actively maintain a risk management plan that outlines the processes and procedures we use to identify, assess, mitigate and respond to cybersecurity risks. The plan is designed to protect the Company's assets and safeguard the confidentiality, integrity and availability of its data and operations. Our cybersecurity risk management plan is integrated into the Company's overall risk management process and establishes a clear framework with roles and responsibilities for managing cybersecurity risks. The Company currently uses a variety of security controls, including but not limited to firewalls, intrusion detection systems, data encryption in transit and at rest, and multi-factor authentication. We provide regular training to our employees and educate them on cybersecurity risks and best practices to mitigate these risks. The Company also maintains a comprehensive incident response plan to detect, respond to, assess the materiality of, and recover from cybersecurity incidents effectively.

Cybersecurity Governance

The Company's executive management considers cybersecurity risk and other information technology risk as part of its risk oversight and has the ultimate responsibility for overseeing our cybersecurity strategy. Furthermore, one member of our Board of Directors has an extensive history in cybersecurity and a deep understanding of cybersecurity threats which may have a material impact on our business and the video game industry as a whole. Our Director of IT holds operational responsibility for cybersecurity and maintains a suite of industry-standard tools to maintain consistent confidentiality, integrity and availability of Company systems and data. Suspicious activity within Company networks and systems are investigated and assessed by the Director of IT and then reported to the executive management team. Verified incidents are also communicated to the Board of Directors. On a quarterly basis, the Director of IT reports cybersecurity monitoring updates to the CEO, coordinates with the aforementioned Board Member to implement our information technology and cybersecurity programs, as well as with our HR Manager to ensure that the Company's employees have the adequate training on cybersecurity best practices.

Item 2. Properties.

As of December 31, 2025, we lease approximately 10,100 square feet of office space located in Beverly Hills, California under an operating lease that expires on January 31, 2033. We also own a two-story office building consisting of approximately 5,910 square feet of office space on 7,163 square feet of land in Culver City, California. We believe that these facilities are sufficient to meet our current and anticipated needs in the near term and that additional space can be obtained on commercially reasonable terms as needed.

Item 3. Legal Proceedings.

See Item 8 of Part II, "Consolidated Financial Statements—Note 18—Commitments and Contingencies-Litigation."

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Class A Common Stock

Our Class A common stock is listed on the Nasdaq Capital Market and trades under the symbol "SNAL". Public trading of our stock began on November 10, 2022. Prior to that, there was no public market for our Class A common stock. The closing price of our Class A common stock on the Nasdaq Capital Market on March 16, 2026, was $0.563.

Holders of Record

The approximate number of record holders of our Class A common stock as of March 16, 2026 was three, including Equiniti Trust Company, LLC, which holds shares of our Class A common stock on behalf of an indeterminate number of beneficial owners. The number of record holders of our Class B common stock as of March 20, 2026 was two.

Dividend Policy

We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Except for a one-time special dividend in connection with our distribution of the Shareholder Loan (as defined herein), we have not paid any cash dividends. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of our credit facilities. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC.

Stock Performance Graph

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide this information.

Unregistered Sales of Equity Securities and Use of Proceeds

Except as previously disclosed in our filings with the SEC, we did not issue any securities that were not registered under the Securities Act during the year ended December 31, 2025.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
		In thousands, except per share amounts		
Period				
January 2025	—	—	—	—
February 2025	—	—	—	—
March 2025	—	—	—	—
April 2025	—	—	—	—
May 2025	—	—	—	—
June 2025	—	—	—	—
July 2025	—	—	—	—
August 2025	—	—	—	—
September 2025	—	—	—	—
October 2025	—	—	—	—
November 2025	—	—	—	—
December 2025	—	—	—	—
Total	—	$ —	—	$ —

On November 10, 2022, our board of directors authorized a Share Repurchase Program under which we may repurchase up to $5 million in outstanding shares of our Class A common stock, subject to ongoing compliance with Nasdaq listing rules. The program does not have a fixed expiration date. The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. All share repurchases settled in the fiscal years ended December 31, 2025 and 2024 were open market transactions. As of December 31, 2025, 1,350,275 shares of Class A common stock were repurchased pursuant to the Share Repurchase Program for an aggregate purchase price of approximately $3.7 million. The average price paid per share was $2.72 and approximately $1.3 million aggregate amount of shares of Class A common stock remain available for repurchase under the Share Repurchase Program. For more information regarding the Share Repurchase Program refer to Note 2—*Summary of Significant Accounting Policies* to our consolidated financial statements included in this Annual Report.

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K (the "Annual Report"). This discussion and analysis contains forward-looking statements that involve certain risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly under "Risk Factors," in Part I, Item 1A of this Annual Report, and the "Cautionary Statement Regarding Forward-Looking Statements" section of this Annual Report.

Overview

Our mission is to provide high-quality entertainment experiences to audiences around the world. We are a leading, global independent developer and publisher of interactive digital entertainment for consumers around the world. We have built a premier portfolio of premium games designed for use on a variety of platforms, including consoles, PCs, and mobile devices, highlighted by *ARK: Survival Evolved,* which has consistently ranked among top-grossing titles on Steam. Our expertise in technology, in-game ecosystems and monetization of online multiplayer games has enabled us to assemble a broad portfolio of intellectual property across multiple media formats and technology platforms. Our flagship franchise from which we generate the substantial majority of our revenues, *ARK*, is a leader within the sandbox survival genre with 108.7 million console and PC installs through December 31, 2025 and repeated releases within the top-grossing games on the Steam platform. See below for discussion of key performance metrics and non-GAAP measures. During the fiscal year ended December 31, 2025, *ARK: Survival Evolved* and *ARK: Survival Ascended* combined for an average total of 224,000 daily active users ("DAUs") on the Steam and Epic platforms, as compared to 213,000 in the fiscal year ended December 31, 2024. We define "daily active users" as the number of unique users who play any given game on any given day. For the years ended December 31, 2025 and 2024, we generated 89.4% and 85.1%, respectively, of our revenues from the *ARK* franchise.

Our dedication to providing audiences with high-quality entertainment experiences utilizing the latest gaming technology has produced strong user engagement, continued revenue growth, and increased cash flows. Through December 31, 2025, our *ARK* franchise game has been played for 4.3 billion hours with an average playing time per user of 161.4 hours and with the top 21.5% of all players spending over 100 hours in the game, according to data from the Steam platform. For the years ended December 31, 2025 and 2024, our net revenue was $81.2 million and $84.5 million, respectively. During the year ended December 31, 2025, approximately 38.4% of our revenue came from consoles, 49.7% from PC and 9.6% from mobile platforms as compared to 42.4% from consoles, 48.1% from PC and 5.5% from mobile platforms during the year ended December 31, 2024. For the year ended December 31, 2025, we had a net loss of $27.2 million, as compared to net income of $1.8 million for the year ended December 31, 2024.

Key Factors Affecting Our Business

There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:

Investments in our content strategy

We continuously evaluate and invest in content strategy to improve and innovate our games and features and to develop current technological platforms. We are currently actively investing in expanding our gaming pipeline as well as developing media and eSports content related to our gaming intellectual property. We also continue to invest to grow our micro-influencer platform, *NOIZ*, by attracting new influencers and brand customers. We have established a new division internally under the Interactive Films brand. This division will focus on creating content in the vertical short film segment of the digital entertainment market. As of December 31, 2025, we have released 140 short film dramas including licensed films from external organizations and expect a consistent roll out of new short film dramas.

Growth of user base

We have experienced significant growth in our number of downloads over the last several years. We have sold 56.2 million units between January 1, 2016 and December 31, 2025. During the year ended December 31, 2025, we sold 6.3 million units compared to 4.7 million in the year ended December 31, 2024. Our video games provide highly engaging, differentiated entertainment experiences where the combination of challenge and progress drives player engagement, high average player times, and long-term franchise value. The success of our franchise hinges on our ability to keep our current players engaged while also growing our user base by innovating our platform and monetizing new offerings. The degree to which gamers are willing to engage with our platform is driven by our ability to create interactive and unique content that will enhance the game-play experience. We sell DLCs which are supplementary to our master games and expand the gaming universe to continuously evolve the game and retain players. Our master games are the base versions of a specific title, for example, *ARK: Survival Evolved* is our master game and *ARK: Genesis* is a DLC.

While we believe we have a significant opportunity to grow our installed base, we anticipate that our overall user growth rate will fluctuate over time as we continue to release new master games and companion DLCs. Download rates and user engagement may increase or decrease based on other factors such as growth in console, PC and mobile games, ability to release content, market effectively and distribute to users.

Investments in our technology platform

We are focused on innovation and technology leadership in order to maintain our competitive advantage. We spend a portion of our capital on our research and development platform to continuously improve our technological offerings and gaming platform. Our proprietary video game technology includes a versatile game engine, development pipeline tools, advanced rendering technology and advanced server and network operations. Continued investment in improving the technology behind our existing gaming platforms as well as developing new software tools for new product offerings is important to maintaining our strategic goals, developer and creator talent, and financial objectives. For us to continue providing cutting-edge technology to our users and bringing digital interactive entertainment to market, we must also continue to invest in developmental and creative resources. For our users, we regularly invest in user-friendly features and enhance user experience in our games and platforms. As our industry moves towards increased use of cloud gaming and gaming as a service technology, our ability to bring interactive technologies to market will be an increasingly important part of our business. Furthermore, to accompany our entry into the vertical short film market, we have developed a distribution platform, the *SaltyTV* mobile application that allows users to access the content on demand.

Ability to release content, market effectively through cross media and expand the gaming group

Establishing and maintaining a loyal network of players for our premium games is vital for our business and drives revenue growth. To grow and maintain our player base, we invest in developing new games to attract and engage players, and in providing existing audiences with proven content in the form of new DLCs. In the near-term, we may increase spending on original content creation with new studios, and on sales and marketing as a percentage of revenue to grow our player network. The scale of our player base is determined by a number of factors, including our ability to strengthen player engagement by producing content that players play regularly and our effectiveness in attracting new players, both of which may in turn affect our financial performance.

Strategic relationship with developers, Studio Wildcard & Suzhou Snail

We have grown and expect to continue to grow our business by collaborating with game studios that we believe can benefit from our team's decades of experience developing successful games. We have strategic relationships with many developer studios that create original content for us. The relationships allow for valuable knowledge sharing between Suzhou Snail, a related party, and the developer studios. We enjoy a long-term relationship with Studio Wildcard, a related party, which develops our *ARK* franchise. We have an exclusive license with Studio Wildcard for rights to *ARK*, and we work with them and our other studio developer partners to provide ongoing support across numerous aspects of game development. Our financial results may be affected by our relationship with game studios, including Studio Wildcard, and our ability to create self-developed titles.

Relationship with third party distribution platforms

We derive nearly all of our revenue from third-party distribution platforms, these include but are not limited to, Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, the Apple App Store, the Google Play Store and My Nintendo Store. These digital distribution platforms have policies that may impact our reachability to our potential audience, including the discretion to amend their terms of service, which could affect our current operations and our financial performance. As we expand to new markets, we anticipate similar relationships with additional distribution partners that could similarly impact our performance.

Seasonality

We experience fluctuations in quarterly and annual operating results as a result of the timing of the introduction of new titles, variations in sales of titles developed for particular platforms, market acceptance of our titles, development and promotional activities relating to the introduction of new titles, releases of expansion packs and DLCs, and to coincide with the global holiday season in the fourth and first quarters of each year. Seasonality in our revenue also tends to coincide with promotional cycles on platforms, typically on a quarterly basis.

Recent Developments

In 2025, we accelerated the expansion and monetization of our core franchises across console, PC, and mobile platforms. We released multiple high-impact *ARK* franchise DLC expansions, including *ARK: Astraeos*, *ARK: Aquatica*, and launched the highly anticipated *ARK: Lost Colony* in December 2025. The pre-sale performance of *ARK: Lost Colony* from June through November 2025 exceeded expectations with over 372K units sold. *ARK: Survival Ascended*, the base game, continued to deliver robust results in 2025. The inclusion of *ARK: Survival Ascended* on PlayStation Plus in May 2025 generated over 8 million downloads and expanded the franchise's console footprint, with a corresponding uplift in DLC sales. Live-ops execution further strengthened engagement, as *Bellwright*'s two major content updates drove increased engagement among our fans. On mobile, *ARK: Ultimate Mobile Edition* surpassed 10 million downloads in 2025, reinforcing our multi-platform strategy. We also broadened our gaming portfolio with three game acquisitions, six indie releases, and new in-house IP announcements, underscoring our commitment to sustained franchise growth and diversified content development.

Beyond gaming, we advanced our Film and TV, and Digital Asset initiatives to diversify revenue streams and strengthen our ecosystem. Our short-form mobile app, *SaltyTV*, released 140 short film dramas as of December 31, 2025, and continues to scale production under a strategic Memorandum of Understanding with Mega Matrix Inc. focused on joint development and global distribution. We also expanded into interactive full-motion video games with *The Fame Game: Welcome to Hollywood*, deepening user engagement through narrative-driven experiences. In parallel, we announced a strategic digital asset initiative to evaluate the launch of a proprietary stablecoin designed to enable secured digital payments across our entertainment ecosystem. At our December 2025 Investor Day event, we unveiled the stablecoin's official branding and symbolically minted the first coin, marking a significant milestone in positioning the Company at the forefront of digital innovation within the interactive entertainment space.

<u>*Gaming*</u>

In February 2025, we released a brand new DLC map for *ARK: Survival Ascended, ARK: Astraeos*. This expansive Greek mythology map offers over 264-square kilometers of playable area, filled with stunning scenery, ancient ruins, sacred temples, and powerful new bosses. Since release, we sold 671,000 units across Steam, PlayStation, and Xbox. We have also completed two new game acquisitions through our gaming network and partners as part of the larger effort to expand our games portfolio.

At the Game Developers Conference (GDC) in March 2025, we officially announced the 10-year celebration of *ARK: Survival Evolved* with a brand new DLC, *ARK: Aquatica*, released in July 2025. The new non-canonical expansion map features an ambitious underwater setting where 95% of gameplay will take place beneath the surface. For *ARK: Survival Ascended*, we announced a new full-size canonical DLC expansion, *ARK: Lost Colony*, that sets in a frozen world where players follow legendary survivor Mei Yin on a perilous quest to uncover *ARK's* buried secrets. *ARK: Lost Colony*'s presale launched in June 2025 and the DLC released to the public in December 2025. We have also debut teaser trailers for two in-house developed projects, *Nine Yin Sutra: Wushu* and *Nine Yin Sutra: Immortal*. These two original titles invite players into vast, immersive worlds shaped by martial arts mastery and cultivation.

Shortly after GDC, on April 23, 2025, we released a major content update to *Bellwright* in the way of celebrating its one-year anniversary. Content update includes 200+ enhancements across visual, audio & gameplay quality-of-life. In the subsequent month, we saw 1.5x units sold compared to one month prior. In keeping up with the momentum of the *ARK: Lost Colony* announcement, *ARK: Survival Ascended ("ASA")* was added to the PlayStation Plus subscription program and made available free of charge to any PlayStation Plus subscribers. The inclusion proved a major success, driving a surge in downloads with over 8 million installs and significantly expanding the player base, further cementing *ARK's* presence on console. During the inclusion month, we also saw a healthy uplift in *ASA* DLC sales on PlayStation.

On June 18, 2025, *ARK: Lost Colony Expansion Pass* pre-sale went live across Steam, PlayStation, and Xbox. To deepen our commitment to our *ARK* fans, we have included a brand-new *ARK: Fantastic Tames – Drakelings* as part of the pre-sale expansion pass. On October 7, 2025, we further enhanced the value of *ARK: Lost Colony Expansion Pass* by adding a completely new *ARK: Fantastic Tames – Elderclaw* to the bundle. The pre-sale exceeded our expectations, selling over 372,000 units through November 30, 2025. Furthermore, to broaden our portfolio offerings beyond the sandbox survival genre, we have released six indies games that cater to a broader set of audience throughout 2025.

On December 9, 2025, we released the "*Maiden Voyage*" content update for *Bellwright*, representing a meaningful live-ops milestone designed to expand gameplay depth, enhance player progress systems, and introduce new in-game content to support long-term engagement. *Bellwright* units sold in December 2025 were 10.7x the monthly average units in the prior six months, a reflection of the success of the content update.

On December 19, 2025, *ARK: Lost Colony Expansion Pass* released across Steam, PlayStation, and Xbox platforms. The DLC bridges the gap between *ARK: Extinction* expansion and *ARK 2*, delivering what management believes is one of the most ambitious narrative experience in the franchise's history to date. In December, unit sales of the DLC were approximately 2.0x the average monthly volume in the preceding six months. On the mobile platform, *ARK: Ultimate Mobile Edition*, which launched in December of the prior year, surpassed 10 million downloads during 2025. The continued success of the DLC release and mobile content supports our broader objective of extending the lifecycle of the *ARK* ecosystem on multi-platforms while continuing to provide players with the immersive engagement experience associated with the franchise.

Film and TV

Our short film mobile application, *SaltyTV*, continues to bring exclusive original content spanning genres from high-intensity thrillers to romance-driven dramas. As of December 31, 2025, we released 140 short film dramas on the platform, reflecting our ongoing investment in premium vertical storytelling. We expect to maintain a consistent cadence of new releases throughout 2026 and beyond while further advancing the Memorandum of Understanding entered into by our subsidiary, Interactive Films, with Mega Matrix Inc., which focuses on the joint development, production, and global distribution of short film dramas. In addition, we expanded the platform's content ecosystem through the release of a full-motion video (FMV) title, *The Fame Game: Welcome to Hollywood*, an interactive narrative experience following an emerging actor navigating romance, ambition, and the complexities behind the spotlight.

Digital Asset

On July 15, 2025, the Company announced its intention to explore a strategic digital asset initiative, including evaluating the feasibility of introducing a proprietary stablecoin. This initiative remains subject to various considerations, including regulatory approvals, market conditions, technical feasibility, cybersecurity safeguards, financial controls, and internal governance. Management believes that building a stablecoin infrastructure may position the Company as an early innovator within the digital entertainment industry. At the Company's 2025 Investor Day held on December 16, 2025, management revealed the official branding of the stablecoin and symbolically minted the first official coin live on stage, representing a significant milestone in advancing its strategy to integrate secure, utility focused digital payments across its ecosystem.

Components of Results of Operations

Revenues

We primarily derive revenue from the sale of our games through various gaming platforms. Through these platforms, users can download our games and, for certain games, purchase virtual items to enhance their game-playing experience. We offer certain software products through third-party digital storefronts, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, the Apple App Store, the Google Play Store and My Nintendo Store, and certain retail distributors.

We record deferred revenue when payments are due or received in advance of the fulfillment of our associated performance obligations.

Cost of revenues

Cost of revenues includes license royalty fees, merchant fees, engine fees, server and database cost centers, game licenses and license right amortization. For a description of our licensing arrangements, please see Note 2 - *Summary of Significant Accounting Policies* to our consolidated financial statements included in this Annual Report. We generally expect cost of revenues to fluctuate proportionately with revenues.

General and administrative

General and administrative expenses include rent expense, salaries, stock-based compensation, legal and professional expenses, administrative internet and server expenses, contract costs, insurance expenses, license and permits, other taxes and travel expenses. We expect salaries and wages to increase as we increase headcount when expanding our product offerings. Stock-based compensation will be recorded within research and development and general and administrative expense. We also record legal settlement expenses as components of general and administrative expenses. We expect general and administrative expenses will increase in absolute dollars due to the inflationary pressures of recent years.

Research and development

Research and development consists primarily of consulting expenses and salaries and wages devoted towards the development of new games and related technologies and development costs outsourced through Suzhou Snail. We expect our research and development to increase as we develop new content, games or technologies.

Advertising and marketing

Advertising and marketing consists of costs related to advertising and user acquisition efforts, including payments to third-party marketing agencies. We occasionally offer our early access trial, through which we sell our games that are in development and testing. The early access trial allows us to both monetize and receive feedback on how to improve our games over time. We plan to continue to invest in advertising and marketing to retain and acquire players. However, sales and marketing expenses may fluctuate as a percentage of revenues depending on the timing and efficiency of our marketing efforts.

Impairment expenses

Impairment expenses consists of costs related to short films and game titles produced or licensed by Snail. When projected future cash flows were no longer expected to recover from the carrying value of film projects and game licenses, we recognize an impairment charge to write down the assets in full, or in part, to their estimated fair value. Impairments during the period primarily resulted from changes in marketing strategies, underperformance of certain titles, or shifts in market demand. These charges negatively impact operating income and reflect our continuous assessment of content performance in a rapidly evolving landscape.

Provision for income taxes

The provision for income taxes consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily the United States, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under current U.S. tax law, the federal statutory tax rate applicable to corporations is 21%. Our effective tax rate of (64.6)% differed from the federal statutory tax rate of 21% primarily due to state income taxes and a change in valuation allowance.

Results of Operations

Comparison of the year ended December 31, 2025 versus the year ended December 31, 2024

	Years ended December 31,			$ Change	% Change
	2025		**2024**		
			(in millions)		
Revenues, net	$ 81.2	$	84.5	$ (3.2)	(3.8)%
Cost of revenues	58.8		54.2	4.6	8.4%
Gross profit	22.4		30.3	(7.8)	(25.8)%
Operating expenses:					
General and administrative	18.1		12.9	5.2	40.6%
Research and development	14.6		11.6	2.9	25.2%
Advertising and marketing	5.2		1.5	3.7	243.8%
Depreciation	0.3		0.4	(0.1)	(18.4)%
Impairment expenses	1.5		—	1.5	100.0%
Total operating expenses	39.7		26.4	13.4	50.7%
Income (loss) from operations	$ (17.3)	$	3.9	$ (21.2)	(543.9)%

48

Revenues

Net revenues for the year ended December 31, 2025 decreased by $3.2 million, or 3.8%, compared to the year ended December 31, 2024. The decrease in net revenues was due to a decrease in recognition of deferred revenues of $15.5 million related to the Ark franchise, and, to a lesser extent, a decrease in sales *Bellwright* of $1.5 million, a decrease in revenues related to *Myth of Empires* of $1.3 million, partially offset by an increase *ARK: Survival Ascended* sales of $11.3 million, an increase in *Ark Mobile* sales of $2.4 million and an increase in revenues generated from *SaltyTV* application of $0.8 million.

Cost of revenues

Cost of revenues for the year ended December 31, 2025 increased by $4.6 million, or 8.4%, compared to the year ended December 31, 2024.

Cost of revenues for the years ended December 31, 2025 and 2024 comprised the following:

	Years ended December 31,					
	2025		2024		$ Change	% Change
	(in millions)					
Software license royalties – related parties	$	20.3	$	19.9	$ 0.4	2.0%
Software license royalties		0.2		0.6	(0.4)	(70.6)%
License fees – related party		24.0		24.0	—	—%
License and amortization		1.7		—	1.7	22,251.3%
Merchant fees		1.9		0.9	1.0	109.2%
Engine fees		4.7		3.8	0.9	22.3%
Internet, server and data center		5.9		4.9	1.0	19.2%
Costs related to other revenue		0.1		0.1	—	82.1%
Total:	$	58.8	$	54.2	$ 4.6	8.4%

The increase in cost of revenues for the year ended December 31, 2025 was due to an increase of $1.7 million in license and amortization primarily due to a larger depreciable base attributable to film assets, an increase in engine fees of $0.9 million due to a one-time engine expense fee, an increase in internet, server and data center fees of $1.0 million, and an increase in merchant fees of $1.0 million related to increase *ARK: Ultimate Mobile Edition* revenues.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2025 increased by $5.2 million, or 40.6%, compared to the year ended December 31, 2024. The increase in general and administrative expenses was due to an increase in salaries and wages of $3.0 million due to an increase in an employee headcount and recording $0.4 million in stock compensation expense in 2025 versus an income related stock based income of ($0.9) million in 2024, an increase in contractors expenses of $1.0 million, an increase in general office expenses of $0.5 million, an increase in legal and professional costs of $0.3 million, an increase in rent, insurance and travel expenses of $0.5 million and an increase in public company expenses of $0.2 million related to SEC filing fees, investor relations, NASDAQ listing fees and compliance expenses; partially offset by an decrease in non-income related taxes of $0.2 million and fines and penalties of $0.1 million.

Research and development expenses

Research and development expenses for the year ended December 31, 2025 increased by $2.9 million, or 25.2%, compared to the year ended December 31, 2024. The increase in research and development expenses was due to the outsourced development of *For the Stars* and *Nine Yin Sutra: Immortal* paid through Suzhou Snail and increased internal research and development salaries as we continue to build our internal development team.

Advertising and marketing expenses

Advertising and marketing expenses for the year ended December 31, 2025 increased by $3.7 million, or 243.8%, compared to the year ended December 31, 2024. The increase is due to our presence at GDC in March 2025, and increased advertising campaigns for *ARK: Aquatica, ARK: Lost Colony,* Wandering Wizard titles, and *SaltyTV* content releases.

Impairment expenses

Impairment expenses for the year ended December 31, 2025 increased by $1.5 million, or 100.0%, compared to the year ended December 31, 2024. The increase in impairment expense was due to the underperformance of certain short films and game titles and changes in the market conditions affecting expected future cash flow during the year ended December 31, 2025. There were no such impairments during the year ended December 31, 2024.

Other Factors Affecting Net Income (Loss)

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
	(in millions)			
Interest income	$ 1.3	$ 0.3	$ 1.1	417.1%
Interest expense	(0.7)	(0.7)	0.1	(8.7)%
Other income (expense)	0.1	(1.0)	1.1	111.7%
Income tax provision	(10.7)	(0.6)	(10.1)	(1,590.9)%

Interest income

Interest income was $1.3 million and $0.3 million for the year ended December 31, 2025 and 2024, respectively. The increase was due to $1.1 million of interest income related to the interest portion of IRS refunds received during the year ended December 31, 2025.

Interest expense

Interest expense primarily related to our outstanding indebtedness with third-party lenders. Interest expense remained relatively consistent for the year ended December 31, 2025 compared to December 31, 2024.

Other income (expense)

Other income (expense) increased by $1.1 million for the year ended December 31, 2025, in comparison to the year ended December 31, 2024. The increase is primarily due to the $2.0 million fair market value increase of our outstanding and exercised warrant liabilities, partially offset by a $0.5 million fair market value decrease of our convertible notes, a $0.3 million decrease in Angela Games settlement income and $0.1 million write off of deferred offering costs related to our equity line of credit warrants.

Provision for income taxes

We had an income tax provision of $10.7 million for the year ended December 31, 2025 and a provision of $0.6 million for the year ended December 31, 2024. Our effective income tax rate was (64.6)% and 25.7% during the years ended December 31, 2025 and 2024, respectively. The increase was due to a valuation allowance of $10.8 million for which we determined it is more-likely-than-not that such deferred tax assets will not be realized.

Key Performance Metrics

Units Sold

We monitor Units Sold as a key performance metric in evaluating the performance of our console and PC game business. We define Units Sold as the number of game titles purchased through digital channels by an individual end user. Under this metric, the purchase of a standalone game, DLC, Season Pass or bundle on a specific platform are individually counted as a unit. For example, an individual who purchases a standalone game and DLC on one platform, a Season Pass on another platform, and a bundle on a third platform would count as four Units Sold. Similarly, an individual who purchases three standalone game titles on the same platform would count as three Units Sold.

Units Sold may be impacted by several factors that could cause fluctuations on a quarterly basis, such as game releases, our promotional activities, which most often coincide with the global holiday season in the fourth and first quarters of each year, promotional sales on digital platforms, console release cycles and new digital platforms. Future growth in Units Sold will depend on our ability to launch new games and features and the effectiveness of marketing strategies.

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
	(in millions)			
Units Sold[1]	6.3	4.7	1.6	32.7%

(1) Units include master games, DLCs, season pass and bundles and excludes skins, soundtracks and other items.

Units sold increased during the year ended December 31, 2025, as compared to the year ended December 31, 2024, by 1.6 million units, or 32.7%. Units sold of *ARK* franchise increased by 1.7 million units, partially offset by a decrease in *Bellwright* and *West Hunt* sales of 0.1 million units.

Bookings

Bookings is a key operating metric in assessing our financial performance. Bookings adjusts for the impact of deferrals and, we believe, provides a useful indicator of sales in a given period. It reflects the net amount of products and services sold digitally or physically in a given period, excluding the impact of revenue deferrals. Bookings is used by management to understand sales trends and assess the volume of our sales activity over time. Bookings should not be considered as alternatives to net income (loss), as measures of financial performance or any other performance measure derived in accordance with GAAP. Below is a reconciliation of total net revenue to Bookings, the closest GAAP financial measure.

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
	(in millions)			
Total net revenue	$ 81.2	$ 84.5	$ (3.2)	(3.8)%
Change in deferred net revenue	6.6	(8.8)	15.5	(174.8)%
Bookings	$ 87.8	$ 75.7	$ 12.2	16.2%

For the year ended December 31, 2025, bookings increased by $12.2 million, or 16.2%, compared to the year ended December 31, 2024, because of increased sales of *ARK: Survival Ascended* driven by the launch of *ARK: Lost Colony* in December 2025, the release of *ARK: Astraeos* in February 2025 and *ARK: Survival Evolved* had its first sales event in June 2025 since the price drop in August 2023. Additionally, we deferred $6.6 million for *ARK: Survival Ascended* DLC's which have not yet released in 2025 as compared to $13.2 million recognized from deferred revenue upon the release of *Scorched Earth*, *Aberration* and *Extinction* in 2024 and deferred $6.7 million in revenues during the year ended December 31, 2024 for the *ARK: Survival Ascended* DLC's that have not yet released.

Non-GAAP Measures

In addition to our financial results determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP" or "GAAP"), we believe EBITDA, as a non-GAAP measure, is useful in evaluating our operating performance. EBITDA, as used in this Annual Report on Form 10-K, is a non-GAAP financial measure that is presented as supplemental disclosures and should not be construed as an alternative to net income (loss) or any other GAAP measure as an indicator of operating performance.

We present EBITDA because it is used by management to assess our financial performance, excluding certain expenses that management believes do not reflect the ongoing operating performance of the business. Management uses EBITDA to supplement GAAP measures of performance when evaluating our business strategies, making budgeting decisions and comparing performance against peer companies. Management believes EBITDA is useful to investors and analysts in highlighting trends in our operating performance, while other measures can differ significantly depending on long-germ strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments.

EBITDA

We define EBITDA as net income (loss) before (i) interest income, (ii) interest expense, (iii) (benefit from) provision for income taxes, and (iv) depreciation expense, property and equipment.

EBITDA as calculated herein may not be comparable to similarly titled measures reported by other companies within the industry and is not determined in accordance with GAAP. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by unusual or unexpected items. We may also incur expenses that are the same, or similar to, some of the adjustments in this presentation.

Below is a reconciliation of net income (loss) to EBITDA, the closest GAAP financial measure.

	Years ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
	(in millions)			
Net income (loss)	$ (27.2)	$ 1.8	$ (29.1)	(1,590.8)%
Interest income and interest income – related parties	(1.3)	(0.3)	(1.1)	413.9%
Interest expense and interest expense – related parties	0.7	0.7	(0.1)	(8.7)%
Provision for income taxes	10.7	0.6	10.1	1,590.9%
Depreciation	0.3	0.4	(0.1)	(18.4)%
EBITDA	$ (16.8)	$ 3.2	$ (20.2)	(627.1)%

For the year ended December 31, 2025, EBITDA decreased by $20.2 million, or 627.1%, compared to the year ended December 31, 2024, primarily due to the decrease in gross profit of $7.8 million, an increase in general and administrative expenses of $5.2 million, an increase in research and development of $2.9 million, an increase in advertising and marketing of $3.7 million and an additional $1.5 million in impairment expenses.

Liquidity and Capital Resources

Capital spending

We incur capital expenditures in the normal course of business and perform ongoing enhancements and updates to our social and mobile games to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. We may also pursue acquisition opportunities for additional businesses or games that meet our strategic and return on investment criteria. Capital needs for investment opportunities are evaluated on an individual opportunity basis and may require significant capital commitments.

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, that are currently available as unrestricted cash. Our unrestricted cash was $8.6 million and $7.3 million as of December 31, 2025 and 2024, respectively.

Our restricted cash and cash equivalents were $1.9 million and $0.9 million as of December 31, 2025 and 2024, respectively. Our restricted cash primarily consists of time deposits and to secure standby letters of credit with certain of our landlords and hold collateral in reserve related to our revolving line of credit.

As of December 31, 2025, our 2021 Revolving Loan has a balance of $5.0 million and is due and payable in June 2027. Additionally, in February 2025 we issued convertible notes with a stated value of $3.3 million which matured in February 2026 and have been fully repaid. We obtained a term loan note of $3.5 million in June 2025 with a maturity date of June 2028. In October 2025, we issued convertible notes with a stated value of $2.2 million, which mature in October 2026; and in November 2025, we also issued convertible notes with a par value of $1.1 million, which mature in November 2026. Additionally, we have available to issue up to $4.4 million of convertible notes to our existing noteholders. We were in compliance with our debt covenants related to the 2021 Revolving Loan, 2021 Promissory note and 2025 Term Loan for the trailing twelve months ended December 31, 2025. We received a waiver for the covenant breach during the trailing twelve months ended December 31, 2024. We have received an extension on our 2021 Revolving Loan from the lender. There is no guarantee we will receive a waiver from the applicable lender if the covenants of the loans are breached in the future. In the event of a future breach of the debt covenants the lender has the right, but not the obligation, to declare all or any part of the debt as due immediately and cease making any advances or extend any further credit to us.

We have raised capital through the issuance of the convertible notes and the distribution agreement entered into with our retail partner which provided advanced royalties. We may need to raise additional capital and issue registered shares to draw on an equity line of credit if needed. The need for additional capital depends on many factors, including, among other things, whether we can successfully renegotiate the terms of our debt arrangements, the rate at which our business grows, demands for working capital, revenue generated from existing DLCs and game titles and launches of new DLCs and new game titles, and any acquisitions that we may pursue. From time to time, we could be required, or may otherwise attempt, to seek additional sources of capital, including, but not limited to, equity and/or debt financings. We cannot provide assurance that we will be able to successfully access any such equity or debt financings, that the required equity or debt financings would be available on terms acceptable to us, if at all, or that any such financings would not be dilutive to our stockholders.

Our current unrestricted cash position of approximately $8.6 million, and our expected revenue receipts will allow us to continue operations beyond the next 12 months and service our current debts.

Cash flows

The following tables present a summary of our cash flows for the periods indicated:

	Years ended December 31,				
	2025		**2024**	**$ Change**	**% Change**
	(in millions)				
Net cash flows used in operating activities	$ (1.2)	$	(1.6)	$ 0.4	(26.3)%
Net cash flows used in investing activities	(5.3)		—	(5.3)	(100.0)%
Net cash flows provided by (used in) financing activities	8.7		(6.5)	15.2	(234.2)%
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	$ 2.2	$	(8.1)	$ 10.3	(128.5)%

Operating activities

Net cash flows used in operating activities for the year ended December 31, 2025 increased $0.4 million as compared to the year ended December 31, 2024, primarily due to fluctuations in working capital. Accounts payable – related parties increased by $11.5 million as of December 31, 2025 compared to December 31, 2024, primarily due to $3.2 million of net licensing costs incurred and $0.3 million related to development costs for the SaltyTV app, compared to a decrease of $8.0 million in the prior year driven by timing of payments made to Suzhou Snail and SDE. Accounts payable also increased by $8.3 million, primarily due to the timing of payments related to $7.1 million of vendor obligations and $0.4 million of EPIC license fees. These increases were partially offset by an $18.0 million increase in accounts receivable, primarily driven by higher net billing activity of $14.6 million in 2025 compared to 2024 and $3.5 million of lower cash collections during the period.

We had a net loss of $27.2 million and a net income of $1.8 million, for the years ended December 31, 2025 and 2024, respectively, representing a decrease of $29.0 million. The decrease was primarily due to an decrease in net revenue of $3.3 million, an increase in cost of revenues of $4.6 million, an increase of general and administrative expenses of $5.2 million, an increase of research and development costs of $3.0 million, an increase in advertising and marketing of $3.7 million, an increase in impairment expenses of $1.5 million, an increase in income tax provision of $10.1 million, partially offset by an increase in other income (expense) of $2.1 million.

Non-cash reconciling items were $14.0 million and $0.5 million for the years ended December 31, 2025 and 2024, respectively, representing an increase of $13.5 million. The increase in the non-cash reconciling items was due to an increase in deferred taxes of $11.4 million, an increase in amortization of intangible assets and film assets of $1.7 million, an increase in impairment of film and intangible assets of $1.5 million, an increase in stock based compensation expense of $1.3 million; partially offset by an increase on the gain in fair value of warrant liabilities of $2.1 million, a decrease in accretion of a convertible notes of $0.2 million and a decrease in depreciation and amortization of $0.1 million.

Our accounts receivable - related party represent revenues attributable to certain mobile games that, for administrative reasons, were collected on our behalf by SDE Inc. ("SDE"), an affiliated entity, from fiscal year 2018 through 2021. SDE no longer collects such payments on our behalf; all such payments are received directly from the platforms through which we offer the relevant games. As of December 31, 2025 and 2024, the net outstanding balances of receivables due from SDE were $1.5 million and $7.5 million, respectively. We expect accounts receivables owed to us by SDE will be repaid within the next fiscal year and intend to exercise all legally available means of collection. We have entered into an agreement with SDE to offset uncollected amounts against monthly payments due to SDE for operating expenses and costs of revenue. See Note 5 – *Accounts Receivable (Payable) – Related Party* to our consolidated financial statements included in this Annual Report.

Investing activities

Net cash flows used in investing activities for the year ended December 31, 2025 were $5.3 million compared to none in the year ended December 31, 2024. Investing activities for the year ended December 31, 2025 included $0.3 million for the acquisition of software applications, $4.1 million for the acquisition of license rights to certain titles, and $0.9 million in capitalized research and development expenditures for the development of software to be sold or marketed.

Financing activities

Net cash flows provided by (used in) financing activities for the year ended December 31, 2025 were $8.7 million compared to ($6.5) million for the year ended December 31, 2024. Financing activities for the year ended December 31, 2025 included proceeds from issuances of convertible notes of $6.0 million, borrowings on $3.5 million term loan, $2.0 million on the revolving line of credit and proceeds of $0.2 million resulting from the exercise of liability classified warrants partially offset by repayments of convertible notes of $2.3 million and additional repayments of notes payable of $0.6 million. Financing activities for the year ended December 31, 2024 included $6.4 million in debt payments, $0.3 million in payments of capitalized offering costs in accounts payable and proceeds of $0.2 million resulting from the exercise of liability classified warrants

Registered Offerings

In October 2023, we filed a Registration Statement on Form S-1 with the SEC in connection with our issuance of convertible note, equity line of credit and warrants related to each financing as noted below.

In September 2024, we filed a universal shelf Registration Statement on Form S-3 that registered $50,000,000 of any combination of our Class A common stock, preferred stock, debt securities, warrants or units described therein, either individually or in combination with other securities. The "shelf" Registration Statement was declared effective on September 20, 2024 and was used to register pursuant to a prospectus supplement, dated August 7, 2025, to the "shelf" Registration Statement, the potential sale of up to $4.5 million of shares of our Class A common stock pursuant to the ATM Sales Agreement.

On May 8, 2025, we filed a Registration Statement on Form S-1 with the SEC in connection with our Class A shares of common stock underlying the convertible notes issued in the aggregate principal amount of $3.3 million maturing February 2026. The notes bore a 5% interest rate, and were repayable in 10 monthly installments starting May 21, 2025. These notes were convertible into Class A common stock at $5.00 per share, subject to certain exceptions.

On December 15, 2025, we filed a Registration Statement on Form S-1 with the SEC in connection with our Class A shares of common stock underlying two convertible notes issued in the aggregate principal amount of $3.3 million. The first note, issued October 24, 2025, has a principal amount of $2.2 million for proceeds of $2.0 million, bears a 5% interest rate, repayable in 10 monthly installments starting January 24, 2026 and maturing October 24, 2026. The second note, issued November 26, 2025, has a principal amount of $1.1 million for proceeds of $1.0 million, bears a 5% interest rate, repayable in 10 monthly installments starting February 26, 2026 and maturing November 26, 2026. These notes are convertible into Class A common stock at $5.00 per share, subject to certain exceptions as discussed below.

Capital Resources

We fund our operations from our net cash flows provided by operating activities as well as through public and private sales of our securities, and we expect to continue to seek and obtain additional capital in a similar manner. In addition to these cash flows, we have entered into certain debt arrangements to provide additional liquidity and to finance our operations.

Revolving Loan

In December 2018, we entered into a revolving loan and security agreement with a financial institution for a revolving note in the amount of $5.5 million. On June 17, 2021, we amended and restated our revolving loan and security agreement (the "2021 Revolving Loan") to increase our revolving line of credit to $9.0 million. On June 21, 2023, we further amended the 2021 Revolving Loan Agreement and decreased the maximum balance from $9.0 million to $6.0 million. As amended, the 2021 Revolving Loan would mature on December 31, 2023 and bore interest at a rate equal to the prime rate less 0.25% and a floor rate of 6.50%. Interest is due and payable under the 2021 Revolving Loan on a monthly basis. We amended the revolving loan agreement in January 2026, to extend the 2021 Revolving Loan maturity date to June 2026. In March 2026, the agreement was further amended to extend the maturity date to March 2030 and to reduce the maximum principal amount from $6,000,000 to $5,000,000 and pledging a $1,000,000 time certificate of deposit. As of December 31, 2025, we had borrowings of $5.0 million outstanding under our 2021 Revolving Loan.

Promissory Note

In June 2021, we entered into a loan agreement with a financial institution providing for a term loan in an aggregate principal amount of $3.0 million (the "2021 Term Loan"). The Term Loan, which is set to mature in June 2031, bears interest at a fixed rate of 3.5% for the first five years and then at a floating rate of the Wall Street Journal prime rate until maturity. The Term Loan is secured by our principal headquarters.

2025 Term Loan

In June 2025, we entered into a loan agreement with a financial institution providing for a term loan in an aggregate principal amount of $3.5 million. This loan is set to mature in June 2028, bears interest at a floating rate of 0.50% in excess of Wall Street Journal prime rate or a floor of 6.50% rate until maturity.

Convertible Notes

On August 24, 2023, we issued convertible notes (the "2023 Convertible Notes) at a 7.4% discount and a principal balance of $1,080,000. The notes had an interest rate of 7.5%, were paid in consecutive monthly installments beginning February 24, 2024 and matured on May 24, 2024. We also issued to the purchasers of the 2023 Convertible Notes warrants to purchase an aggregate of 714,285 shares that were accounted for under the fair value method and allocated a value of $445,754. The difference of $525,754 between the proceeds allocated to the 2023 Convertible Notes and the aggregate principal amount was accreted over the life of the notes and accounted for the fair value of the warrants and the stated discount. Additionally, $152,500 of transaction costs incurred by us were recorded as a debt discount. The discount was amortized using the effective interest rate of 103.4%. The effective interest rate is based on the principal balance discounted by stated interest, debt issuance costs and fair value allocated to the related warrants. As of December 31, 2024, the 2023 Convertible Notes have been repaid. We registered shares for potential issuance on exercise of the warrants, or conversion of the note, under a registration statement on Form S-1 that was declared effective on October 30, 2023. As of December 31, 2024, the note holders have exercised 202,379 warrants. During the year ended December 31, 2024, prior to repayment, the noteholders exercised the option to convert $60,000 in principal of the notes to 71,460 shares of our Class A common stock.

In February 2025, we issued convertible notes (the "February 2025 Convertible Notes") with an aggregate principal amount of $3,300,000 for gross proceeds of $3,000,000. The February 2025 Convertible Notes, which matured on February 21, 2026, carried an original issue discount of 10%, and were subject to a guaranteed interest equal to 5% of the principal amount. The principal and interest charges were payable in 10 equal monthly payments starting May 21, 2025. We are accounting for the convertible notes at fair value. As of February 28, 2026, the February 2025 Convertible Notes have been fully repaid and no amounts remain outstanding.

In October 2025, we issued a convertible note (the "October 2025 Convertible Note") with an aggregate principal amount of $2,200,000 for gross proceeds of $2,000,000. The October 2025 Convertible Notes, which mature on October 24, 2026, carry an original issue discount of 10%, and are subject to a guaranteed interest equal to 5% of the principal amount. The principal and interest charges are payable in 10 equal monthly payments starting January 24, 2026. We are accounting for the convertible notes at fair value

In November 2025, we issued a convertible note (the "November 2025 Convertible Note" and, together with the February 2025 Convertible Notes, and the October 2025 Convertible Note, and the "2025 Convertible Notes") with an aggregate principal amount of $1,100,000 for gross proceeds of $1,000,000. The November 2025 Convertible Notes, which mature on November 26, 2026, carry an original issue discount of 10%, and are subject to a guaranteed interest equal to 5% of the principal amount. The principal and interest charges are payable in 10 equal monthly payments starting February 26, 2026. We are accounting for the convertible notes at fair value.

The 2025 Convertible Notes are ranked as a senior unsecured obligation of the Company with priority over all existing and future unsecured indebtedness. Subject to certain ownership limitations, all or portion of the then outstanding and unpaid principal and interest of the 2025 Convertible Notes can be converted at the option of the holder at any time into shares of our Class A common stock, at a conversion price of $5.00 per share, except that, for an aggregate of $577,500 of the conversion amount with respect to the October 2025 Convertible Note, and an aggregate of $288,750 of the conversion amount with respect to the November 2025 Convertible Note, the conversion price will be equal to the lesser of $5.00 per share or 92% of the lowest daily volume weighted average price of the Class A common stock during the 5 trading days period prior the receipt of the notice of conversion. The conversion price may be adjusted for certain customary dilutive events. We have registered the resale by the holders of the October 2025 Convertible Note and the November 2025 Convertible Note of an aggregate of 5,414,991 shares of Class A common stock issuable upon the conversion of such notes.

Equity Line Purchase Agreement

On August 24, 2023, we entered into a common stock purchase agreement (the "Equity Line Purchase Agreement") and a registration rights agreement (the "Registration Rights Agreement") with an investor, pursuant to which the investor has committed to purchase up to $5,000,000 in shares of the Class A common stock, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement.

We have registered shares for potential issuance on exercise of the warrants, or drawing of the equity line, on a Registration Statement on Form S-1 that was declared effective on October 30, 2023. As of December 31, 2025, we have not sold any Class A common stock under the Equity Line Purchase Agreement and the agreement has expired. The investor has exercised 33,333 warrants.

At the Market Offering Program

On August 7, 2025, we entered into an At The Market Offering Agreement (the "ATM Sales Agreement") with H.C. Wainwright & Co., LLC, as sales agent (the "Sales Agent" or "Wainwright") to sell shares of our Class A common stock from time to time, in an "at the market offering" program through Wainwright, with certain limitations on the amount of Class A common stock that may be offered and sold thereunder. The sales, if any, of the shares of Class A common stock made under the ATM Sales Agreement will be made by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through the Nasdaq or on any other existing trading market for the Class A common stock, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. Offers and sales of shares of Class A common stock by the Company, if any, under the ATM Sales Agreement, will be made through a prospectus supplement, dated August 7, 2025 and an accompanying base prospectus, dated September 20, 2024, contained therein (the "ATM Prospectus Supplement"), which ATM Prospectus Supplement forms a part of our shelf registration statement on Form S-3 (File 333-282030), initially filed by the Company with the SEC on September 11, 2024, and declared effective by the SEC on September 20, 2024. The aggregate market value of the shares of Class A common stock eligible for sale under the ATM Prospectus Supplement is currently $4,500,000, which is based on the limitations of General Instruction I.B.6 of Form S-3. During the year ended December 31, 2025, there were no sales of Class A common stock under the ATM Sales Agreement.

Financial covenants

The 2021 Revolving Loan, 2021 Term Loan, and the 2025 Term Loan require us to maintain a minimum debt service coverage ratio of 1.5 to 1.0. Additionally, the 2021 Revolving Loan requires us to maintain an outstanding principal balance of no more than $2.5 million for 30 consecutive days during any twelve-month period. For the trailing twelve months ended December 31, 2025, the Company has met the minimum debt service coverage ratio required by its debt covenants. Any failure to comply with the covenants, or receive waivers for the covenants, could lead to the acceleration of payments due under the debt facilities with the lender, cause the lender to cease making advances under the revolving agreement, or allow the lender to take possession of collateral.

For additional information regarding our indebtedness, see Note 12, *Revolving Loan, Short Term Note and Long-Term Debt* to our consolidated financial statements included in this Annual Report.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations, financial condition, and liquidity are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions. On an on-going basis, we review our estimates to ensure that they appropriately reflect changes in our business or new information as it becomes available. For additional information on our significant accounting policies, please refer to Note 2 - *Summary of Significant Accounting Policies* to our consolidated financial statements included in this Annual Report. We believe that the following critical accounting policies and estimates have the greatest potential impact on our consolidated financial statements.

Determining the Fair Value of Debt

The fair value of debt instruments for which we have elected the fair value option is estimated using an industry-standard binomial lattice framework incorporating unobservable inputs — including our own credit spread, equity volatility derived from historical stock prices, and risk-free rates — resulting in a Level 3 classification within the fair value hierarchy. These estimates are affected by fluctuations in our stock price, changes in our creditworthiness, shifts in market interest rates, and the probability and timing of conversion, prepayment and other settlement events. While most of these inputs are derived from objective market data or contractual terms, expected volatility requires significant management judgement as it is not directly observable. Changes in these inputs, including our credit spread or assumed equity volatility, could result in material fluctuations in the reported fair value of these liabilities, with corresponding gains or losses recognized in earnings.

Impairment of Intangible Assets

We evaluate our intangible assets, including game titles and film costs, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable, using estimated future cash flows, discount rates, and title-specific performance assumptions that require significant management judgment. Such estimates are subject to inherent uncertainty and are influenced by factors including, but not limited to, title-specific revenue projections, changes in marketing plans, and observed digital content consumption patterns. The applicable discount rate is also subject to variability and may materially affect the determination of fair value. If the carrying value of an asset exceeds its estimated future discounted cash flows, we recognize an impairment charge for the difference. Changes in these underlying assumptions — including actual player engagement, licensing performance, or film revenues — could have a material impact on our financial condition and results of operations.

Deferred Income Taxes

Our deferred income tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Changes in tax laws or the level of future taxable income could affect the realizability of deferred income tax assets. We recognize deferred income taxes based on estimates of future taxable income and the utilization of tax loss carryforwards. In evaluating the realizability of deferred taxes, we evaluate all available positive and negative evidence of whether sufficient future taxable income will be generated to realize the deferred tax assets, including the results of recent operations and projections of future taxable income. The weighing of positive and negative evidence and the projection of future taxable income requires significant judgment and estimates. In addition, changes in these estimates may have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

For a description of recently issued and adopted accounting pronouncements, including the respective dates of adoption and expected effects on our results of operations and financial condition, please see Note 2 - *Summary of Significant Accounting Policies* to our Consolidated Financial Statements included in this Annual Report.

Emerging Growth Company and Smaller Reporting Company Status

We are an "emerging growth company," as defined in the JOBS Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements. We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our Consolidated Financial Statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of: (a)(i) the last day of the fiscal year following the fifth anniversary of the closing of our initial public offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; or (iii) the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year and (b) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a "smaller reporting company" as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide the information required by this item.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL STATEMENTS
Snail, Inc.
Consolidated Financial Statements

F-1

UPDATE

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Snail, Inc.
Culver City, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Snail, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2021.
Costa Mesa, California
March 19, 2026

Item 1. Consolidated Financial Statements


Snail, Inc. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2025 and 2024


		December 31, 2025		December 31, 2024
ASSETS				
Current Assets:				
Cash and cash equivalents	$	8,568,164	$	7,303,944
Restricted cash and cash equivalents		187,000		—
Accounts receivable, net of allowances for credit losses of $523,500 as of December 31, 2025 and 2024		12,528,347		9,814,822
Accounts receivable – related party		—		2,336,274
Loan and interest receivable – related party		107,759		105,759
Prepaid expenses – related party		2,700,474		2,521,291
Prepaid expenses and other current assets		2,232,485		1,846,024
Prepaid taxes		4,734,007		7,318,424
Total current assets		31,058,236		31,246,538
Restricted cash and cash equivalents, net of current portion		1,748,000		935,000
Accounts receivable – related party, net of current portion		—		1,500,592
Prepaid expenses – related party, net of current portion		8,282,974		9,378,594
Property and equipment, net		4,146,175		4,378,352
Intangible assets, net		3,827,927		973,914
Intangible assets, net – related party		4,916,667		—
Deferred income taxes		—		10,817,112
Other noncurrent assets, net		604,793		1,683,932
Operating lease right-of-use assets, net		4,722,366		1,279,330
Total assets	$	59,307,138	$	62,193,364
LIABILITIES, NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable	$	5,506,332	$	4,656,367
Accounts payable – related parties		20,067,013		15,383,171
Accrued expenses and other liabilities		3,364,150		4,499,280
Interest payable – related parties		527,770		527,770
Revolving loan		—		3,000,000
Convertible notes at fair value		3,842,189		—
Current portion of long-term debt		1,305,880		2,722,548
Current portion of deferred revenue		14,799,840		3,947,559
Current portion of operating lease liabilities		393,448		1,444,385
Total current liabilities		49,806,622		36,181,080
Accrued expenses		468,106		265,251
Revolving loan		5,000,000		—
Long-term debt, net of current portion		4,292,538		—
Deferred revenue, net of current portion		17,282,685		21,519,888
Operating lease liabilities, net of current portion		4,336,240		57,983
Total liabilities		81,186,191		58,024,202
Commitments and contingencies				
Stockholders' Equity (Deficit):				
Class A common stock, $0.0001 par value, 500,000,000 shares authorized; 10,382,336 shares issued and 9,032,061 shares outstanding as of December 31, 2025, and 9,626,070 shares issued and 8,275,795 shares outstanding as of December 31, 2024		1,038		962
Class B common stock, $0.0001 par value, 100,000,000 shares authorized; 28,748,580 shares issued and outstanding as of December 31, 2025 and December 31, 2024		2,875		2,875
Additional paid-in capital		26,923,115		25,738,082
Accumulated other comprehensive loss		(275,049)		(279,457)
Accumulated deficit		(39,352,510)		(12,117,385)
Treasury stock at cost (1,350,275 shares as of December 31, 2025 and 2024)		(3,671,806)		(3,671,806)
Total Snail, Inc. equity (deficit)		(16,372,337)		9,673,271
Noncontrolling interests		(5,506,716)		(5,504,109)
Total stockholders' equity (deficit)		(21,879,053)		4,169,162

| Total liabilities, noncontrolling interests and stockholders' equity (deficit) | $ | 59,307,138 | $ | 62,193,364 |

Snail, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2025 and 2024

	2025	2024
Revenues, net	$ 81,225,622	$ 84,467,047
Cost of revenues	58,794,947	54,236,342
Gross profit	22,430,675	30,230,705
Operating expenses:		
General and administrative	18,092,206	12,867,210
Research and development	14,580,668	11,647,293
Advertising and marketing	5,236,951	1,523,398
Depreciation	247,976	303,714
Impairment expenses	1,536,182	—
Total operating expenses	39,693,983	26,341,615
Income (loss) from operations	(17,263,308)	3,889,090
Other income (expense):		
Interest income	1,348,013	260,679
Interest income – related parties	2,000	2,005
Interest expense	(660,088)	(723,038)
Other income (expense)	115,051	(981,223)
Foreign currency transaction gain (loss)	(90,500)	11,686
Total other income (expense), net	714,476	(1,429,891)
Income (loss) before provision for income taxes	(16,548,832)	2,459,199
Provision for income taxes	10,688,900	632,124
Net income (loss)	(27,237,732)	1,827,075
Net loss attributable to non-controlling interests	(2,607)	(4,865)
Net income (loss) attributable to Snail, Inc.	(27,235,125)	1,831,940
Comprehensive income (loss) statement:		
Net income (loss)	$ (27,237,732)	$ 1,827,075
Other comprehensive income (loss):		
Other comprehensive loss related to foreign currency translation adjustments, net of tax	(23,969)	(25,074)
Other comprehensive income related to credit adjustments, net of tax	28,377	—
Total other comprehensive income (loss)	4,408	(25,074)
Total comprehensive income (loss)	$ (27,233,324)	$ 1,802,001
Net income (loss) attributable to Class A common stockholders:		
Basic	**$ (6,322,162)**	**$ 400,576**
Diluted	**$ (6,322,162)**	**$ 400,576**
Net income (loss) attributable to Class B common stockholders:		
Basic	**$ (20,912,963)**	**$ 1,431,364**
Diluted	**$ (21,289,188)**	**$ 1,431,364**
Income (loss) per share attributable to Class A common stockholders:		
Basic	**$ (0.73)**	**$ 0.05**
Diluted	**$ (0.73)**	**$ 0.05**
Income (loss) per share attributable to Class B common stockholders:		
Basic	**$ (0.73)**	**$ 0.05**
Diluted	**$ (0.74)**	**$ 0.05**
Weighted-average shares used to compute income (loss) per share attributable to Class A common stockholders:		

Basic		8,690,934	8,045,469
Diluted		8,690,934	8,045,469
Weighted-average shares used to compute income (loss) per share attributable to Class B common stockholders:			
Basic		28,748,580	28,748,580
Diluted		28,748,580	28,748,580

See accompanying notes to the consolidated financial statements

Snail, Inc. and Subsidiaries
Consolidated Statements of Equity (Deficit) for the Years Ended December 31, 2025 and 2024

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In- | Accumulated Other Comprehensive | Accumulated | Treasury Stock | | Snail, Inc. Equity | Non controll |
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Shares	Amount	(Deficit)	intere
Balance at December 31, 2024	**9,626,070**	**$ 962**	**28,748,580**	**$ 2,875**	**$25,738,082**	**$ (279,457)**	**$ (12,117,385)**	**(1,350,275)**	**$(3,671,806)**	**$ 9,673,271**	**$(5,504**
Conversion of convertible notes to common stock	295,873	30	—	—	331,470	—	—	—	—	331,500	
Exercise of warrants	189,285	19	—	—	482,094	—	—	—	—	482,113	
Stock based compensation related to restricted stock units	—	—	—	—	371,496	—	—	—	—	371,496	
Common stock issued for service	271,108	27	—	—	(27)	—	—	—	—	—	
Fair value changes of convertible notes	—	—	—	—	—	28,377	—	—	—	28,377	
Foreign currency translation	—	—	—	—	—	(23,969)	—	—	—	(23,969)	
Net loss	—	—	—	—	—	—	(27,235,125)	—	—	(27,235,125)	(2
Balance at December 31, 2025	**10,382,336**	**$ 1,038**	**28,748,580**	**$ 2,875**	**$26,923,115**	**$ (275,049)**	**$ (39,352,510)**	**(1,350,275)**	**$(3,671,806)**	**$(16,372,337)**	**$(5,506**

F-5

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In- | Accumulated Other Comprehensive | Accumulated | Treasury Stock | | Snail, Inc. | Non controlling |
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Shares	Amount	Equity	interests
Balance at December 31, 2023	9,275,420	$ 927	28,748,580	$ 2,875	$26,171,575	$ (254,383)	$ (13,949,325)	(1,350,275)	$(3,671,806)	$8,299,863	$(5,499,24…
Conversion of notes payable	71,460	7	—	—	59,993	—	—	—	—	60,000	—
Exercise of warrants	235,712	24	—	—	396,726	—	—	—	—	396,750	—
Stock based compensation related to restricted stock units	—	—	—	—	(890,208)	—	—	—	—	(890,208)	—
Common stock issued for service	43,478	4	—	—	(4)	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	(25,074)	—	—	—	(25,074)	—
Net income (loss)	—	—	—	—	—	—	1,831,940	—	—	1,831,940	(4,86…
Balance at December 31, 2024	9,626,070	$ 962	28,748,580	$ 2,875	$25,738,082	$ (279,457)	$ (12,117,385)	(1,350,275)	$(3,671,806)	$9,673,271	$(5,504,10…

See accompanying notes to the consolidated financial statements

F-6


Snail, Inc. and Subsidiaries
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024


	2025	2024
Cash flows from operating activities:		
Net income (loss)	$ (27,237,732)	$ 1,827,075
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Amortization – intangible assets, net	311,129	7,804
Amortization – intangible assets, net – related party	83,333	—
Amortization – film assets	1,331,330	
Amortization – loan origination fees and debt discounts	13,109	62,855
Accretion – convertible notes	—	222,628
Loss on change in fair value of convertible notes	504,658	—
(Gain) loss on change in fair value of warrant liabilities	(719,925)	1,332,815
Depreciation – property and equipment	247,976	303,714
Impairment of film assets	868,722	—
Impairment of intangible assets	667,460	—
Gain on remeasurement of previously held equity interest	(7,857)	—
Stock-based compensation expense (income)	371,496	(890,208)
Deferred taxes, net	10,817,741	(569,601)
Changes in assets and liabilities, net of business acquisitions:		
Accounts receivable	(2,678,525)	15,319,987
Accounts receivable – related party	3,836,866	3,663,726
Prepaid expenses – related party	(1,583,563)	1,928,581
Prepaid expenses and other current assets	(386,461)	(1,206,331)
Prepaid taxes	2,584,417	2,211,331
Other noncurrent assets	(1,265,874)	(1,523,065)
Accounts payable	1,106,676	(7,183,648)
Accounts payable – related parties	3,473,842	(8,001,265)
Accrued expenses and other liabilities	110,762	46,542
Loan and interest receivable – related party	(2,000)	(2,005)
Lease liabilities	(215,715)	(266,800)
Deferred revenue	6,615,079	(8,849,259)
Net cash used in operating activities	(1,153,056)	(1,565,124)
Cash flows from investing activities:		
Acquisition of software	(290,000)	—
Acquisition of software licenses	(4,087,896)	—
Investments in software	(854,269)	—
Net cash paid for acquisition of Matrioshka	(9,719)	—
Acquisition of fixed assets	(15,798)	—
Net cash used in investing activities	(5,257,682)	—
Cash flows from financing activities:		
Repayments on promissory note	—	(89,374)
Repayments on notes payable	(624,131)	(2,333,333)
Repayments on convertible notes	(2,303,527)	(1,020,000)
Repayments on revolving loan	—	(3,000,000)
Borrowings on revolving loan	2,000,000	—
Borrowings on term loan	3,500,000	—
Cash proceeds from exercise of warrants	159,000	220,000
Proceeds on issuance of convertible notes	6,000,000	—
Payments of loan origination fees	(25,750)	—
Payments of offering costs in accounts payable	—	(262,914)
Net cash provided by (used in) financing activities	8,705,592	(6,485,621)
Effect of foreign currency translation on cash and cash equivalents	(30,634)	(24,630)
Net increase (decrease) in cash and cash equivalents, and restricted cash and cash equivalents	2,264,220	(8,075,375)
Cash and cash equivalents, and restricted cash and cash equivalents – beginning of the year	8,238,944	16,314,319
Cash and cash equivalents, and restricted cash and cash equivalents – end of the year	$ **10,503,164**	$ **8,238,944**
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$ 617,246	$ 467,188
Income taxes	$ (2,859,830)	$ (1,100,302)

Noncash transactions during the year for:

Change in fair value of notes recorded in accumulated other comprehensive income	$	21,297	$	—
Debt converted to equity	$	(331,500)	$	(60,000)
Right-of-use assets obtained in exchange for a lease liability	$	(4,709,564)	$	(85,588)
Liabilities converted to equity upon exercise of warrants	$	323,113	$	176,750
Acquisition of software in accounts payable – related parties	$	—	$	290,000
Acquisition of software and software licenses in accounts payable and accrued expenses	$	130,000	$	420,000
Net assets acquired in a business combination	$	5,461	$	—
Acquisition of software licenses in accounts payable – related parties	$	1,500,000	$	—
Acquisition of software license paid in prior years	$	2,500,000	$	—

See accompanying notes to the consolidated financial statements

NOTE 1 – PRESENTATION AND NATURE OF OPERATIONS

Snail, Inc. was incorporated under the laws of Delaware in January 2022. The terms "Snail, Inc," "Snail Games," "our" and the "Company" are used to refer collectively to Snail, Inc. and its subsidiaries. The Company's fiscal year end is December 31. The Company was formed for the purpose of completing an initial public offering ("IPO") and related transactions to carry on the business of Snail Games USA Inc. and its subsidiaries. Snail Games USA Inc. was founded in 2009 as a wholly owned subsidiary of Suzhou Snail Digital Technology Co., Ltd. ("Suzhou Snail") located in Suzhou, China and is the operating entity that continues post IPO. Snail Games USA Inc. is devoted to researching, developing, marketing, publishing, and distributing games, content and support that can be played on a variety of platforms including game consoles, PCs, mobile phones and tablets.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC and generally accepted accounting principles as promulgated in the United States of America ("U.S. GAAP").

In the opinion of management, all adjustments considered necessary for the fair presentation of the Company's financial position and its results of operations in accordance with U.S. GAAP (consisting of normal recurring adjustments) have been included in the accompanying consolidated financial statements.

The Consolidated Financial Statements include the accounts of Snail, Inc. and the following subsidiaries:

Subsidiary Name	Equity % Owned
Snail Games USA Inc.	100%
Snail Innovation Institute	70%
Frostkeep Studios, Inc.	100%
Eminence Corp	100%
Wandering Wizard, LLC	100%
Donkey Crew, LLC	99%
Interactive Films, LLC	100%
Project AWK Productions, LLC	100%
BTBX.IO, LLC	70%
Matrioshka Games, LLC	100%
Snail Coins, LLC	100%
Snail Coins (BVI), Ltd	100%
Egofold, LLC	100%
Rustic Roost, LLC	100%

The Company incorporated new wholly owned subsidiaries to facilitate future business operations and strategic initiatives. Rustic Roost, LLC was incorporated on December 13th, 2024; Snail Coins, LLC was incorporated on August 7th, 2025; Snail Coins (BVI), Ltd was incorporated on September 8th, 2025; and Egofold, LLC was incorporated on August 8th, 2025. All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Such estimates include revenue recognition, see Note 2 – *Revenue Recognition*, provisions for credit losses, deferred income tax assets and associated valuation allowances, deferred revenue, stock-based compensation and fair value of warrants and convertible notes. These estimates generally involve complex issues and require management to make judgments, involve analysis of historical and future trends that can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from estimates.

Segment Reporting

The Company has one operating and reportable segment, as the Company's chief operating decision maker, who is the Company's Chief Executive Officer, reviews financial information on a consolidated basis for purposes of allocating resources and evaluating performance. Our operations involve similar products and customers worldwide. Revenue earned is primarily derived from the sale of software titles, which are developed internally or licensed from related and third parties. Financial information about our geographic regions is included in Note 3 – *Revenue from Contracts with Customers* and information about our reportable operating segment is included in *Note 18 – Operating Segments*.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's revenue is generated from the publishing of software games sold digitally and through physical discs (e.g., packaged goods), the publishing of separate downloadable content that are new feature releases to existing digital full-game downloads that are sold digitally, and in-app purchases of virtual goods used by players of its free-to-play mobile games. When control of the promised products and services is transferred to the end users, the Company recognizes revenue in the amount that reflects the consideration it expects to receive in exchange for these products and services. Revenue from delivery of products is recognized at a point in time when the intellectual property is made available to the third-party platform.

The Company determines the standalone selling price for its technical support performance obligation using the cost-plus-margin approach in accordance with ASC 606, *Revenue from Contracts with Customers*. The Company determines the proportion of total technical support activity attributable to its games based on historical data. The Company then uses the per-unit cost determination to allocate technical support costs over an estimated service period of five years, the expected life of the user. The resulting per-unit cost is increased by a reasonable margin percentage to arrive at the per unit price of the Company's technical support obligations.

The Company is a publisher of games and sells to its customers including Microsoft's Xbox Live, Sony's PlayStation Network, Valve's Steam, Epic Games Store, My Nintendo Store and retail distributors. The Company assesses whether it acts as principal or agent in each transaction, considering factors such as contractual terms, primary responsibility for fulfilling the promise to deliver the product, and discretion in pricing. The Company serves as the principal for the publisher of games in its arrangement with a related party, SDE Inc. ("SDE"), recognizing revenue on a gross basis. Under this arrangement, the Company licenses intellectual property rights from SDE. For mobile sales arrangements via Apple's App Store and the Google Play Store, the Company has discretion in establishing the price for the specified good or service and it has determined that the Company is the principal to the end user and thus reports revenue on a gross basis. The Company serves as the principal of games in its arrangement with a related party, Suzhou Snail.

The virtual goods that the Company sells to players of its free-to-play mobile-games, include virtual currency or in-game purchases of additional game play functionality. For virtual goods, the satisfaction of the Company's performance obligation is dependent on the nature of the virtual good purchased and as a result, the Company categorizes its virtual goods as follows:

- Consumable: consumable virtual items represent items that can be consumed by a specific player action. Consumable virtual items do not result in a direct benefit that the player keeps or provide the player any continuing benefit following consumption, and they often enable a player to perform an in-game action immediately. For the sale of consumable virtual items, the Company recognizes revenue ratably over the estimated service period, or as items are consumed, as applicable to the game (i.e., over time).

- Durable: durable virtual items represent items that are accessible to the player over an extended period of time. The Company recognizes revenue from the sale of durable virtual items ratably over the estimated service period for the applicable game (i.e., over time), which represents the Company's best estimate of the average life of the durable virtual item or the life of the user.

For games that were sold in a bundle with downloadable content ("DLC") that have not yet been launched and been reported in deferred revenue in the consolidated balance sheets, the Company has used the adjusted market assessment approach per Accounting Standards Codification ("ASC") 606-10-32-34 to assign a value for the Company's remaining performance obligations. The Company uses the following reasonably available information in developing the standalone selling prices of the performance obligations:

- Reasonably available data points, including third party or industry pricing, and contractually stated prices.

- Market conditions such as market demand, competition, market constraints, awareness of the product and market trends.

- Entity-specific factors including pricing strategies and objectives, market share and pricing practices for bundled arrangements.

The Company recognizes revenue using the following five steps as provided by ASC Topic 606 *Revenue from Contracts with Customers*: 1) identify the contract(s) with the customer; 2) identify the performance obligations in each contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations; and 5) recognize revenue when, or as, the entity satisfies a performance obligation. The Company's terms and conditions vary by customers and typically provide payment terms of net 30 to 75 days.

Snail Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Contract Balance

The Company records deferred revenue when cash payments are received or due in advance of its performance, even if amounts are refundable.

Deferred revenue is comprised of the transaction price allocable to the Company's performance obligation on technical support and the sale of virtual goods available for in-app purchase, and payments received from customers prior to launching the games on the platforms. The Company recognizes revenues from the sale of virtual goods ratably over their estimated service period. The Company's estimated service period for players of the Company's mobile games is generally 90 days from the date of purchase.

The Company has a long-term title license agreement with a platform which makes *ARK 1* available on the platform in perpetuity, and puts *ARK II* on the platform for three years upon release. The Company deferred $2.3 million related to *ARK II* that is included in the long-term portion of deferred revenue and will be recognized upon the release of *ARK II* on the platform.

In July 2023, the Company entered into a distribution agreement with its retail distribution partner for the distribution of *ARK: Survival Ascended* and *ARK II.* The initial term was two years and renew each subsequent year unless it is cancelled. As of December 31, 2025, the Company has deferred $1.1 million related to *ARK II* as long-term deferred revenue until the disc releases occur.

Estimated Service Period

For certain performance obligations satisfied over time, the Company has determined that the estimated service period is the time period in which an average user plays the Company's software games ("user life") which most faithfully depicts the timing of satisfying its performance obligation. The Company considers a variety of data points when determining and subsequently reassessing the estimated service period for players of our software games. The Company also considers publicly available online trends. The estimated service period for *ARK: Ultimate Mobile Edition* is approximately three months. This estimate is based on observed gamer behavior, including low 90-day retention rates and Keys purchase and consumption trends analyzed using a stratified sampling methodology, which indicates that most gamer activity occurs within two to three months of initial engagement.

The Company believes this provides a reasonable depiction of the transfer of its game related services to its players, as it is the best representation of the period during which its players play the Company's software games. Future usage patterns may differ from historical usage patterns, and therefore the estimated service period may change in the future. The estimated service periods for players of the Company's current software games are generally 90 days depending on the software games.

Shipping, Handling and Value Added Taxes ("VAT")

The distributor is responsible for the shipping of the game discs to retail stores and incurring the shipping and VAT costs. The Company is paid the net sales amount after deducting shipping costs, VAT and other related expenses by the distributor.

Cost of Revenues

Cost of revenues include software license royalty fees, merchant fees, internet, server and database center costs, game licenses, engine fees and amortization costs. Cost of revenues for the years ended December 31, 2025 and 2024 were comprised of the following:

	2025	2024
Software license royalties – related parties	$ 20,312,794	$ 19,908,982
Software license royalties	168,772	574,520
License fees – related party	24,000,000	24,000,000
License and amortization	1,744,292	7,804
Merchant fees	1,863,751	890,999
Engine fees	4,674,643	3,823,215
Internet, server and data center	5,932,815	4,977,076
Costs related to other revenue	97,880	53,746
Total:	$ 58,794,947	$ 54,236,342

General and Administrative Costs

General and administrative costs include rent, salaries, stock-based compensation, legal and professional expenses, administrative internet and server, contractor costs, insurance expense, licenses and permits, other taxes and travel expenses. These costs are expensed as they are incurred. Stock-based compensation expense (income), included in general and administrative costs, of $342,925 and $(828,495) was incurred during the years ended December 31, 2025 and 2024, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development costs include travel, payroll, third-party costs, and other general expenses specific to research and development activities. Stock-based compensation expense (income), included in research and development costs, of $28,571 and $(61,713) was incurred during the years ended December 31, 2025 and 2024, respectively.

We account for software products intended to be sold, leased or otherwise marketed in accordance with ASC 985. Accordingly, we capitalize certain development costs incurred after technological feasibility is established but before the general release of the game. In some cases, there may be capitalized costs for the development of significant additions or improvements to a game or for porting to a different console. These capitalized costs may include labor, materials, and an allocation of overhead directly related to development activities or outsourced development services. As of December 31, 2025, the Company had capitalized $3,652,165 of software development costs under ASC 985 upon the establishment of technological feasibility for the related titles.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as incurred. Advertising and marketing costs of $5,236,951 and $1,523,398 were incurred during the years ended December 31, 2025 and 2024, respectively.

Impairment Expenses

The Company evaluates its intangible assets, including game licenses, software, and film assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indicators are present, the Company performs a recoverability test by comparing the carrying value of the asset to the estimated future cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount exceeds the estimated future cash flows, an impairment loss is recognized for the amount by which the carrying value exceeds the asset's fair value. Impairment expenses for the years ended December 31, 2025 and 2024 were $1,536,182 and $0, respectively.

Non-controlling Interests

Non-controlling interests on the consolidated balance sheets and consolidated statements of operations and comprehensive income (loss) include the equity allocated to non-controlling interest holders. As of December 31, 2025 and 2024, there were non-controlling interests with the following subsidiaries:

Subsidiary Name	Equity % Owned	Non-Controlling %
Snail Innovative Institute	70%	30%
BTBX.IO, LLC	70%	30%
Donkey Crew, LLC	99%	1%

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

Cash is available for use in current operations or other activities such as capital expenditures and business combinations. Restricted cash and cash equivalents are time deposits, that are currently provided as a standby letter of credit to landlords and collateral held in reserve related to the Company's revolving line of credit. The Company's policy for determining whether an item is treated as cash, or a cash equivalent, is based on its original maturity, liquidity, and risk profile. The Company classifies restricted cash and cash equivalents based on the expected timing of when the restrictions will lapse. Amounts expected to be released within one year of the balance sheet date are presented as short-term restricted cash and cash equivalents, while amounts expected to remain restricted for more than one year are presented as long-term restricted cash and cash equivalents on the consolidated balance sheets. Investments with maturities of three months or less, are highly liquid and have insignificant risk are considered to be cash equivalents

Accounts Receivable

The Company generally records a receivable related to revenue when it has an unconditional right to invoice and receive payment. Accounts receivable are carried at original invoice amount less an allowance made for credit losses. The Company uses a combination of quantitative and qualitative risk factors to estimate the allowance, including an analysis of the customers' creditworthiness, historical experience, age of current accounts receivable balances, changes in financial condition or payment terms of the Company's customers. In estimating expected credit losses, the Company has elected the practical expedient under ASU 2025-05 to assume that current economic conditions, as of the balance sheet date, will not change for the remaining life of the current accounts receivable. The Company evaluates the allowance for credit losses on a periodic basis and adjusts it as necessary based on the risk factors mentioned above. Any increase in the provision for credit losses is recorded as a charge to general and administrative expense in the current period. Any amounts deemed uncollectible are written off against the allowance for credit losses. Management judgment is required to estimate the Company's allowance for credit losses in any accounting period. The amount and timing of credit losses and cash collection could change significantly because of a change in any of the risk factors mentioned above. There were no credit losses recognized during the years ended December 31, 2025 and 2024.

Property and Equipment, Net

Property and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Buildings	39 years
Building improvements	7 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 5 to 15 years
Computer equipment and software	3 to 5 years
Furniture and fixtures	3 years
Auto and trucks	5 years

When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed, and any resulting gains or losses are included in the consolidated statements of operations and comprehensive income (loss). Leasehold improvements are amortized using the straight-line method over the estimated life of the asset, not to exceed the length of the lease. Repairs and maintenance costs are expensed as incurred.

Foreign Currency

The functional currency for the Company's foreign operations is primarily the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using exchange rates for assets and liabilities at the balance sheet date and average prevailing exchange rates for the period for revenue and expense accounts. Adjustments resulting from the translation are included in accumulated other comprehensive loss. Realized and unrealized transaction gains and losses arising from transactions denominated in foreign currencies different than the relevant functional currency are included in the Company's consolidated statements of operations and comprehensive income (loss) in the period in which they occur. Foreign currency transaction (losses) and gains were $(90,500) and $11,686 during the years ended December 31, 2025 and 2024, respectively.

Intangible Assets – License Usage Rights

The Company enters into license agreements with third-party developers and related party developers that require the Company to make payments for license usage rights and game development and production services. These license agreements grant the Company the exclusive publishing and distribution rights to game titles as well as, in some cases, the underlying intellectual property rights. These license agreements also specify the payment schedules, royalty rates and the relevant licensing period. The Company capitalizes the cost of license usage rights as intangible assets and amortizes them over the terms of the respective licensing rights. As of December 31, 2025 and 2024, the Company capitalized $420,000 in license usage rights which are included within intangible assets, net, within the consolidated balance sheets. Additionally, the Company has capitalized $5,000,000 related to a game license, which is included in intangible assets, net – related party as of December 31, 2025.

Film Costs, net

The Company capitalizes costs to produce short videos in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 926, including direct production costs, production overhead, interest, acquisition costs and development costs. The Company will account for each episodic series as a unit for which capitalized film costs will be amortized by the Company using the individual-film forecast-computation method. Each reporting period the Company will reassess its estimate of ultimate revenues used to determine the amortization rate for each episodic series. If the estimate is revised, the Company will account for the change prospectively. The Company will then remeasure the amortization based on the portion of ultimate revenues that have been recognized and that are yet to be recognized. Unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicate that fair value of the film may be less than its unamortized film costs. If the fair value of an episodic series is less than its unamortized film costs, the Company will write off the excess amount. The Company groups its film and content rights by monetization strategy. As of December 31, 2025 and December 31, 2024, the capitalized film costs were $244,450 and $1,512,960, respectively, which are included in other noncurrent assets, net of accumulated amortization, in the accompanying consolidated balance sheets.

The Company recognized an impairment of $868,722 and $0 for the year ended December 31, 2025 and 2024, respectively. The impairment is primarily related to the underperforming titles released during the period and the elimination of marketing plans for these titles. The impairment charges are included in the impairment expenses on the consolidated statement of operations and comprehensive income (loss). The Company continues to monitor the performance of its film assets and may record additional impairments in future periods if conditions warrant.

Software Development Costs and Licenses

We account for software products intended to be sold, leased or otherwise marketed in accordance with ASC 985. Accordingly, we capitalize costs incurred for internally developed titles and payments made to third-party software developers under development agreements as software. These software development costs may include payroll, materials, third-party costs, and other costs directly related to development activities subsequent to establishing technological feasibility of the software. Significant management judgments are made in the assessment of when technological feasibility is established. Technological feasibility is evaluated on a product-by-product basis. Prior to establishing technological feasibility of a product, we record any costs incurred by their-party developers as research and development expenses.

During the year ended December 31, 2025, the Company capitalized $3,652,165 of software development costs under ASC 985 for various titles, which are included in intangible assets, net, in the Company's consolidated balance sheets. There were no software development costs capitalized under ASC 985 during the year ended December 31, 2024.

Fair Value Measurements

The Company follows FASB ASC Topic 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

ASC 820 establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity and unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

The following describes the hierarchy of inputs used to measure fair value and the primary valuation methodologies used by the Company for financial instruments measured at fair value.

The three levels of inputs are as follows:

- **Level 1**: Quoted prices in active markets for identical assets or liabilities that the Company has an ability to access as of the measurement date.

- **Level 2**: Inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the same term of the assets or liabilities.

- **Level 3**: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's financial instruments include cash and cash equivalents, restricted cash and cash equivalents, short-term financial instruments, short-term loans, accounts receivable and accounts payable. The carrying values of receivables, payables, and other amounts arising out of the normal course of business approximate their fair value due to their short maturities or economic substance. The carrying amount of the Company's short-term and long-term borrowings, which are considered level 2 liabilities, approximate their fair value based on current rates and terms available to the Company for similar debt. The fair value of the Company's promissory note has a fixed rate until June 2026, then a floating rate that approximates the Wall Street Journal Prime Rate. The fair value of the Company's term loan note has a floating rate that approximates the Wall Street Journal Prime Rate or a floor rate of 6.50%, whichever is higher. The Company considers the carrying amount of the loans to approximate fair value as the discounted cost in comparison to market rates would not be materially different than the cost to acquire a loan with similar terms. The Company's convertible notes are measured at fair value using a binomial lattice framework and a range of level 3 inputs as described in Note 12 – *Revolving Loan, Short Term Notes and Long-Term Debt*.

The Company also has liability classified warrants measured at fair value on a recurring basis. During the year ended December 31, 2025, the Company transitioned its valuation methodology from a Monte Carlo simulation model to a Black-Scholes option-pricing model. The Company had historically valued the warrants using a Monte Carlo simulation due to certain anti dilutive features that are no longer expected to occur. The change represents a change in accounting estimate and is applied prospectively. See Note 17 – *Equity* for the fair value disclosures related to the Company's convertible notes, and the Company's warrant liability and derivative instruments. The Company does not have any other assets or liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2025 and December 31, 2024.

The following table presents the Company's convertible notes, convertible notes warrants, and equity line of credit warrants measured at fair value and classified within the fair value hierarchy as of December 31, 2025 and December 31, 2024:

	Fair value measured as of December 31, 2025			
	Total fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible notes	$ 3,842,189	$ —	$ —	$ 3,842,189
Convertible notes warrants	632,876	—	—	632,876
Equity line of credit warrants	143,675	—	—	143,675
Total:	$ 4,618,740	$ —	$ —	$ 4,618,740

	Fair value measured as of December 31, 2024			
	Total fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible notes warrants	$ 1,448,109	$ —	$ —	$ 1,448,109
Equity line of credit warrants	292,004	—	—	292,004
Total:	$ 1,740,113	$ —	$ —	$ 1,740,113

Amortizable Intangibles and Other Long-lived Assets

The Company's long-lived assets and other assets consisting of property and equipment and purchased intangible assets, are reviewed for impairment in accordance with the guidance of FASB Topic ASC 360, Property and Equipment. Intangible assets subject to amortization are carried at cost less accumulated amortization and amortized over the estimated useful life in proportion to the economic benefits received. The Company evaluates the recoverability of definite-lived intangible assets and other long-lived assets in accordance with ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. The Company considers certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets, other than indefinite lived intangible assets, may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; and changes in the Company's business strategy. If the Company determines that the carrying value may not be recoverable, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of the asset group to determine whether an impairment exists. If an impairment is indicated based on a comparison of the asset groups' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There can be no assurance, however, that market conditions will not change or demand for the Company's products under development will continue. Either of these could result in future impairment of long-lived assets. During the year ended December 31, 2025, the Company recognized impairment charges of $451,447 related to game licenses and $216,013 related to other intangible assets based on the Company's assessment that projected cash flows of underlying game titles were insufficient to support recovery of the carrying values. No impairment charges were recognized during the year ended December 31, 2024. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on the Company's consolidated reporting results and financial positions.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the Consolidated Financial Statements and consisted of taxes currently due and deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes.

The Company follows FASB Topic ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns.

Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740-10-25 provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognizes liabilities for uncertain tax positions pursuant to FASB ASC 740-10-25. As of December 31, 2025, $157,247 is included in accrued expenses and other liabilities, and $468,106 is included in the long-term accrued expenses, compared to $265,251 in long-term accrued expenses as of December 31, 2024, on the accompanying consolidated balance sheets. The Company accrues and recognizes interest and penalties related to unrecognized tax benefits in operating expenses.

Concentration of Credit Risk and Significant Customers

The Company maintains cash balances at several major financial institutions. While the Company attempts to limit credit exposure with any single institution, balances often exceed insurable amounts. As of December 31, 2025 and 2024, the Company had deposits of $8,619,889 and $6,610,066, respectively, that were not insured by the Federal Deposit Insurance Corporation and are included in the cash and cash equivalents, and restricted cash and cash equivalents, in the accompanying consolidated balance sheets.

The Company extends credit to various digital resellers and partners. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact the Company's overall credit risk. The Company does not require collateral or other security to support financial instruments subject to credit risk. The Company performs ongoing credit evaluations of customers and maintains reserves for potentially uncollectible accounts. The Company has two customers as of December 31, 2025 and four customers as of December 31, 2024, who accounted for approximately 73% and 85% of consolidated gross receivables, respectively. Among the two customers as of December 31, 2025, one accounted for 56% and another accounted for 17%, of the consolidated gross receivables, as of December 31, 2025. Among the four customers as of December 31, 2024, one customer accounted for 42%, and other customers accounted for 19%, 14% and 10% as of December 31, 2024 of the consolidated gross receivables outstanding. The Company had three customers in the year ended December 31, 2025, and four customers in the year ended December 31, 2024, that accounted for 49%, 15%, 12%, and 46%, 15%, 14%, and 11% of the Company's net revenue, respectively. The loss of these customers or declines in the forecasts of their accounts receivable collectability would have a significant impact on the Company's financial performance.

As of December 31, 2025, the Company had one vendor who accounted for approximately 41% of consolidated gross payables, respectively, and as of December 31, 2024 the Company had one vendor who accounted for approximately 36% of consolidated gross payables. The loss of these vendors could have a significant impact on the Company's financial performance.

The Company had one vendor, SDE, Inc., a related party, that accounted for 48% and 55% of the Company's combined cost of revenues and operating expenses during the years ended December 31, 2025 and 2024, respectively. Amounts payable to SDE are included in accounts payable – related parties and accounts receivable – related party in the consolidated balance sheets as of December 31, 2025 and 2024, respectively. The loss of SDE as a vendor would significantly and adversely affect the Company's core business.

Leases

The Company has leases relating primarily to office facilities. The Company determines if an arrangement is or contains a lease at contract inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The lease liability is measured as the present value of the unpaid lease payments, and the right-of-use asset value is derived from the calculation of the lease liability. Lease payments include fixed and in-substance fixed payments, variable payments based on the level of services provided by the landlords of our leases, reasonably certain purchase options, and termination penalties. Variable lease payments related to the services provided by the landlords are non-lease components that are recognized as rent expenses as incurred. For leased assets with similar lease terms and asset types, the Company applied a portfolio approach in determining a single incremental borrowing rate for the leased assets. The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments because the Company does not have the information necessary to determine the rate implicit in the lease. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company's lease term includes any option to extend the lease when it is reasonably certain to be exercised based on considering all relevant factors. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Operating leases are included in operating lease right-of-use assets, net, current portion of operating lease liabilities, and operating lease liabilities, net of current portion on the consolidated balance sheets.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* to improve the transparency of income tax disclosures requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments in the update requires that public business entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The amendments in this update are effective for annual periods beginning after December 15, 2024, and the Company has adopted this standard as of the effective date. See Note 13 – Income Taxes for required additional disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments – Credit losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, provides a practical expedient for measuring expected credit losses on current receivables and contract assets. The amendments in this update are effected for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company elected to early adopt this standard prospectively during the year ended December 31, 2025. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The amendments in this update are effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, though early adoption is permitted. The Company is evaluating the impact of adopting the new standard.

In November 2024, the FASB issued ASU 2024-04, *Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of*

Convertible Debt Instruments, to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments in this update are effective for annual periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted for all entities that have adopted the amendments in update 2020-06. The Company is evaluating the impact of adopting the new standard.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40):* streamlines guidance for internal-use software costs by removing development stage references, incorporating website development costs, and clarifying when capitalization should begin. The amendments in this update are effected for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is evaluating the impact of adopting the new standard.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting – Narrow-Scope Improvements (Topic 270):* improves and clarifies existing interim reporting guidance and requires disclosure of material subsequent events in interim periods. The amendments in this update are effective for interim periods with annual reporting periods beginning after December 15, 2027, with early adoption being permitted. The Company is evaluating the impact of adopting the new standard.

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements:* to improve technical corrections and clarifications to various topics in the Accounting Standards Codification. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, with early adoption being permitted. The Company is evaluating the impact of adopting the new standard.

Employee Savings Plans

The Company maintains a 401(k) for its United States based employees. The plan is offered to all eligible employees to make voluntary contributions. Employer contributions to the plan are reported under general and administrative costs in the amounts of $132,423 and $102,406 for the years ended December 31, 2025 and 2024, respectively.

Stock-Based Compensation

The Company recognizes compensation cost for stock-based awards to employees based on the awards' estimated grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest. The Company accounts for forfeitures as they occur. The Company granted 337,774 restricted stock units ("Restricted Stock Units" or "restricted stock units") during the year ended December 31, 2025 to its non-employee directors and did not grant any restricted stock units during the year ended December 31, 2024. The fair value of Restricted Stock Units is determined based on the quoted market price of the Company's common stock on the date of grant.

The Company's 2022 Omnibus Incentive Plan (the "2022 Plan") became effective upon the consummation of the IPO. The 2022 Omnibus Incentive allows us to grant options to purchase the Company's common stock and to grant stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards and other cash-based awards and other stock-based awards to our employees, officers, and directors, up to a maximum of 5,718,000 shares. Stock options may be granted to employees and officers and non-qualified options may be granted to employees, officers, and directors, at not less than the fair market value on the date of grant. The number of shares of common stock available for issuance under the 2022 Plan will be increased annually on the first day of each fiscal year during the term of the 2022 Plan, beginning with the 2023 fiscal year, by an amount equal to the lesser of (a) 5,718,000 shares, (b) 1% of the shares of the Company's Class B common stock outstanding (on a fully diluted basis) on the final day of the immediately preceding calendar year or (c) such smaller number of shares as determined by the Company's board of directors. As of December 31, 2025 and December 31, 2024, there were 4,185,390 and 4,508,239 shares reserved for issuance under the 2022 Plan, respectively.

Restricted Stock Units

The Company granted restricted stock units under our 2022 Omnibus Incentive Plan to employees and directors. Restricted stock units are unfunded, unsecured rights to receive common stock upon the satisfaction of certain vesting criteria. Upon vesting, a number of shares of common stock equivalent to the number of restricted stock units is typically issued net of required tax withholding requirements, if any. Restricted stock units are subject to forfeiture and transfer restrictions.

Warrants

The Company accounts for Warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the Warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the Warrants meet all of the requirements for equity classification under ASC 815, including whether the Warrants are indexed to the Company's own shares of Class A common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the Warrants are outstanding.

For issued or modified Warrants that meet all of the criteria for equity classification, the Warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified Warrants that do not meet all the criteria for equity classification, the Warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Warrant liabilities are presented within accrued expenses and other liabilities on the consolidated balance sheets. Changes in the estimated fair value of the Warrants are recognized as a non-cash gain or loss in other income (expense) on the statements of operations and comprehensive income (loss). Each of the outstanding warrants is convertible on a one-for-one basis into the Company's common stock and are fully exercisable as of December 31, 2025. A summary of our outstanding warrants as of December 31, 2025 is included below:

	Number Outstanding	Exercise Price		Class	Expiration Date
Equity line of credit warrants	334,314	$	1.50	Liability	August 24, 2028
Convertible notes warrants	1,216,185		0.84	Liability	November 24, 2028
Total warrants:	1,550,499				

A summary of our outstanding warrants as of December 31, 2024 is included below:

	Number Outstanding	Exercise Price		Class	Expiration Date
Equity line of credit warrants	334,314	$	1.50	Liability	August 24, 2028
Convertible notes warrants	1,405,470		0.84	Liability	November 24, 2028
Underwriters warrants	120,000		6.25	Equity	November 9, 2025
Total warrants:	1,859,784				

Share Repurchase Program

On November 10, 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to $5 million of outstanding shares of Class A common stock of the Company, subject to ongoing compliance with the Nasdaq listing rules. The program does not have a fixed expiration date. Repurchased shares are accounted for at cost and reported as a reduction of equity in the consolidated balance sheets under treasury stock. No treasury stock was sold during the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, 1,350,275 shares of Class A common stock were repurchased pursuant to the Share Repurchase Program for an aggregate purchase price of approximately $3.7 million. The average price paid per share was $2.72 and approximately $1.3 million aggregate amount of shares of Class A common stock remain available for repurchase under the Share Repurchase Program.

Earnings (loss) Per Share

Earnings (loss) per share ("EPS") is calculated by dividing the net income (loss) that is applicable to the common stockholders for the period by the weighted average number of shares of common stock during that period. The computation of diluted EPS for the period assumes the potential dilutive effect of potential common shares, which includes common shares, consisting of (a) unvested restricted stock units and warrants using the treasury stock method, and (b) convertible debt using the if-converted method. The Company issues two classes of common stock with differing voting rights, and as such, reports EPS using the dual class method. For more information see Note 16 – *Earnings (Loss) Per Share.*

Dividend Restrictions

Our ability to pay cash dividends is currently restricted by the terms of our credit facilities.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

Timing of recognition

The Company recognizes revenue at a point in time for performance obligations that are met at the time of sale or at the time of a release. The Company recognizes revenue over a period based on the estimated service period of the product and additional performance obligations met over time for technical support. Net revenue by timing of recognition during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Over time	$ 5,904,976	$ 4,520,499
Point in time	75,320,646	79,946,548
Total revenue from contracts with customers:	$ 81,225,622	$ 84,467,047

Geography

The Company attributes net revenue to geographic regions based on customer location. Net revenue by geographic region for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
United States	$ 72,070,053	$ 73,117,378
United Kingdom	7,430,097	9,207,537
Other international	1,725,472	2,142,132
Total revenue from contracts with customers:	$ 81,225,622	$ 84,467,047

Platform

Net revenue by platform for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Console	$ 31,153,898	$ 35,791,684
PC	40,606,078	40,659,044
Mobile	7,790,182	4,632,413
Physical retail and other	1,675,464	3,383,906
Total revenue from contracts with customers:	$ 81,225,622	$ 84,467,047

Our net revenues through our top four platform providers, as a proportion of our total net revenue, for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Platform 1	$ 39,345,153	$ 39,217,130
Platform 2	10,113,472	12,434,911
Platform 3	19,775,689	21,056,125
Platform 4	1,261,256	2,298,946
All Other Revenue	10,730,052	9,459,935
Total	$ 81,225,622	$ 84,467,047

Distribution channel

Our products are delivered through digital online services (digital download, online platforms, and cloud streaming), mobile, and retail distribution and other. Net revenue by distribution channel for the years ended December 31, 2025 and 2024 was as follows:

	2025	2024

Digital		$		71,759,976	$	76,450,728
Mobile				7,790,182		4,632,413
Physical retail and other				1,675,464		3,383,906
Total revenue from contracts with customers:		$		81,225,622	$	84,467,047

Other Revenues

As discussed in Note 15, the Company recognized the $1.2 million payment related to the Angela Games settlement upon satisfaction of performance obligations included in the contract. This amount is included in other revenues for the year ended December 31, 2024. No amounts were recognized for the year ended December 31, 2025.

Deferred Revenue

The Company records deferred revenue when payments are due or received in advance of the fulfillment of our associated performance obligations; reductions to deferred revenue balance were primarily due to the recognition of revenue upon fulfillment of its performance obligations, which were in the ordinary course of business. As of December 31, 2025, the balance of deferred revenue was $32.1 million, of which $31.0 million is due to non-refundable payments. The Company is expecting to recognize $24.5 million of non-refundable payments in the next 12 to 60 months through the release of DLC's and additional *ARK* titles. The remaining $3.7 million of current non-refundable deferred revenues and $2.8 million of long term non-refundable deferred revenue will be recognized as revenue primarily on a straight-line basis over the next 60 months, based on our estimates of technical support obligations, the usage of consumable virtual goods and estimated period of time an end user will play the game. The Company's refundable deferred revenue consists of $1.1 million in advance payments received in accordance with the agreement the Company has made with its retail distributor. Activities in the Company's deferred revenue as of December 31, 2025 and 2024 were as follows:

	2025	2024
Deferred revenue, beginning balance in advance of revenue recognition billing	$ 25,467,447	$ 34,316,706
Revenue recognized	(2,453,623)	(18,506,635)
Revenue deferred	9,068,701	9,657,376
Deferred revenue, ending balance	32,082,525	25,467,447
Less: current portion	(14,799,840)	(3,947,559)
Deferred revenue, long term	$ 17,282,685	$ 21,519,888

NOTE 4 – CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS

Cash equivalents are valued using quoted market prices or other readily available market information. The Company has restricted cash and cash equivalents of $1,935,000 and $935,000 as of December 31, 2025 and 2024, respectively. The amounts of restricted cash and cash equivalents held as of December 31, 2025 and 2024, are to secure the standby letter of credit with landlords and reflect collateral held in reserve related to the Company's revolving line of credit. The following table summarizes the components of the Company's cash and cash equivalents, and restricted cash and cash equivalents as of December 31, 2025 and 2024:

	2025	2024
Cash and cash equivalents	$ 8,568,164	$ 7,303,944
Restricted cash and cash equivalents	1,935,000	935,000
Cash and cash equivalents, and restricted cash and cash equivalents	$ 10,503,164	$ 8,238,944

NOTE 5 – ACCOUNTS RECEIVABLE (PAYABLE) – RELATED PARTY

Accounts receivable – related party represents receivables in the ordinary course of business attributable to certain mobile game revenues that, for administrative reasons, were collected by a related party and that the related party has not yet remitted back to the Company. Accounts receivable – related party is non-interest bearing and due on demand. The related party, SDE Inc. ("SDE"), is 100% owned and controlled by the wife of the Founder, Chief Executive Officer, Chief Strategy Officer and Chairman of the Company. In January 2024, the Company entered into an offset agreement with SDE. The Company has the right to offset payables due to the related party for royalties, internet, server, and datacenter costs ("IDC") and marketing costs as they are determinable, mutual, and the right is enforceable by law. The Company will offset $0.5 million per month, or $6.0 million annually, beginning in January 2024, until the receivable has been collected or offset in full. To reflect the timing of the offset agreement, a portion of the SDE receivable is presented as a long-term asset as of December 31, 2024. During the years ended December 31, 2025 and 2024, the Company made cash payments to SDE in the amount of $40.2 million and $43.5 million, respectively and anticipates continuing to make cash payment to SDE in future years. As of December 31, 2025 and 2024, the outstanding balance of net accounts (payable) receivable from related party was as follows:

	2025	2024
Accounts receivable – related party	$ 1,500,592	$ 7,500,592
Less: accounts payable – related party – SDE	(6,008,842)	(3,663,726)
Net accounts receivable (payable), related party – SDE	(4,508,250)	3,836,866
Less: accounts receivable – related party, net of current portion	—	(1,500,592)
Net accounts receivable (payable), related party, current – SDE	$ (4,508,250)	$ 2,336,274

NOTE 6 – PREPAID EXPENSES - RELATED PARTY

On March 10, 2023, the Company amended its exclusive software license agreement with SDE relating to the *ARK* franchise. For DLC's, the Company plans to release during the term of the agreement, the Company has the option to pay the $5.0 million DLC payment in whole or in part, when paid in advance; or in full, upon the DLC release. No payment for any DLC under this agreement will exceed $5.0 million.

During the year ended December 31, 2025, the Company made $1.6 million in prepaid royalty payments related to *ARK: Survival Ascended* DLC's which have not yet been released. During the year ended December 31, 2024, the Company made $1.7 million in prepaid royalty payments related to the *ARK: Survival Ascended* DLC's which have not yet been released. During the year ended December 31, 2025, the Company recognized $2.5 million of license costs upon the commercial release of the *Lost Colony* DLC and recorded the amount in intangible assets – related party, net. The license fee had been previously prepaid to SDE in the prior year and was recorded as prepaid expenses until the DLC's release in 2025. Upon release, the licensed content was placed in service and the Company began amortizing the license over its estimated useful life. Prepaid expenses – related party consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Prepaid royalties	$ 5,983,448	$ 4,378,594
Prepaid licenses	5,000,000	7,500,000
Other prepaids	—	21,291
Prepaid expenses – related party, ending balance	10,983,448	11,899,885
Less: short-term portion	(2,700,474)	(2,521,291)
Total prepaid expenses – related party, long-term	$ 8,282,974	$ 9,378,594

The amount classified as short-term, as of December 31, 2025, and 2024, includes prepaid royalties for *ARK: Survival Ascended* DLC's which have not yet been released and various operational software licenses obtained through SDE.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Other receivables	$ 979,137	$ 549,103
Deferred offering costs	—	105,411
Other prepaids	836,879	550,270
Other current assets	416,469	641,240
Total prepaid expenses and other current assets	$ 2,232,485	$ 1,846,024

Other receivables consist of receivables related to *Myth of Empires* and our aforementioned interest receivable on the federal tax refund. Also included in other receivables is $759,580 of interest income accrued on a federal income tax refund receivable arising from a carryback of the Company's 2022 net operating loss to tax year 2016. The refund, including accrued interest, was received in February 2026 and is disclosed further in Note 20 – Subsequent Events.

NOTE 8 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following as of December 31, 2025 and 2024:

	2025		2024	
Building	$	1,874,049	$	1,874,049
Land		2,700,000		2,700,000
Building improvements		1,010,218		1,010,218
Leasehold improvements		1,537,775		1,537,775
Autos and trucks		178,695		178,695
Computer and equipment		1,367,529		1,809,214
Furniture and fixtures		411,801		411,801
Property and equipment		9,080,067		9,521,752
Accumulated depreciation		(4,933,892)		(5,143,400)
Property and equipment, net	$	4,146,175	$	4,378,352

Depreciation expense was $247,976 and $303,714 for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Company disposed of $457,484 in computer equipment with an accumulated depreciation of $457,484. The Company did not have any disposals in the year ended December 31, 2024.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets consist of game licenses, game software underlying intellectual property rights, game trademarks and other branding items. The Company amortizes the intangible assets over its useful life.

The following tables reflect all the intangible assets presented on the consolidated balance sheets as of December 31, 2025 and 2024:

	December 31, 2025				
	Gross Carrying Amount	**Accumulated Amortization**	**Impairment Loss**	**Net Book Value**	**Weighted Average Useful Life**
Software and license rights from related parties	$ 141,665,000	$ (136,748,333)	$ —	$ 4,916,667	3 - 5 years
License rights	6,217,896	(3,162,645)	(451,447)	2,603,804	5 years
Software	1,376,490	(207,240)	(216,013)	953,237	3 - 5 years
Trademark	10,745	(10,745)	—	—	12 years
In-progress patent	270,886	—	—	270,886	
Total:	$ 149,541,017	$ (140,128,963)	$ (667,460)	$ 8,744,594	

December 31, 2024

	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Book Value	Weighted Average Useful Life
Software and license rights from related parties	$ 136,955,000	$ (136,665,000)	$ —	$ 290,000	3 - 5 years
License rights	3,420,000	(3,007,000)	—	413,000	5 years
Software	51,784	(51,784)	—	—	3 - 5 years
Trademark	10,745	(10,717)	—	28	12 years
In-progress patent	270,886	—	—	270,886	
Total:	$ 140,708,415	$ (139,734,501)	$ —	$ 973,914	

Amortization expense was $394,462 and $7,804 for the years ended December 31, 2025 and 2024, respectively. These amounts are included in cost of revenues in the accompanying consolidated statements of operations and comprehensive income (loss). The weighted average remaining useful life for which amortization expense will be recognized is 3.2 years as of December 31, 2025. Future amortization expense of intangible assets is as follows:

Years ending December 31,	Amount
2026	$ 1,601,769
2027	1,601,769
2028	1,601,769
2029	1,594,769
2030	1,283,975
Thereafter	1,060,543
	$ 8,744,594

NOTE 10 – ACCOUNTS PAYABLE — RELATED PARTIES

Accounts payable due to related parties represents payables in the ordinary course of business primarily for purchases of game distribution licenses, research and development costs and also the royalties due to Suzhou Snail. In July 2024, the Company entered into another software development, publishing and distribution agreement with Suzhou Snail. Under the terms of the agreements Suzhou Snail will develop a game for distribution by the Company and the Company will make $4.5 million in milestone payments during the development of the game and an ongoing royalty on sales of the game. The Company made $2.5 million in milestone payments under the July contract, in 2025. In December 2024, the Company entered into an agreement with Suzhou Snail for the development of an application to deliver short film content to end users. In accordance with the agreement, Suzhou Snail developed the app for release and received $290,000 as a development fee. As of December 31, 2025, the development fee has been capitalized in software under intangible assets, net in the Company's consolidated balance sheets. As of December 31, 2024, the development fee was capitalized in software and license rights from related parties under intangible assets, net, in the Company's consolidated balance sheets and was reclassified in 2025.

As of December 31, 2025, the Company had an accounts payable – related party balance for payments made on behalf of Suzhou Snail for licensing, legal and marketing costs prior to the Company's IPO. The Company also has accounts receivable – related party balance due from Suzhou for royalties collected on behalf of the Company prior to its IPO. The accounts receivable – Suzhou are due on demand. The Company has the legal right to offset amounts payable to the related party, including royalties and research and development fees, against the related party accounts receivable. The offset right is determinable, mutual and enforceable under applicable law. The Company intends to exercise this right to offset in future periods. In addition, Suzhou has committed not to collect more than 20% of the net outstanding payable from the Company within the next twelve months. Furthermore, no repayment will be demanded if such payment would cause Snail to be in default of its lending requirements or impair its ability to meet working capital requirements.

In January 2025, the Company extended its outsource agreement with Suzhou Snail for research and development of a game. In consideration, the Company will pay Suzhou Snail twelve equal monthly payments of $340,600, beginning on January 1, 2025. In August 2025, the Company entered into a Game Testing Service agreement with Suzhou Snail for the research and development testing for cross-platform game testing services. In consideration, the Company will pay $240,000 in four quarterly installments of $60,000 through June 2026. Additionally, in August 2025, the Company entered into a Short Drama Production agreement with Suzhou Snail in providing technical development, marketing and operational services related to the *SaltyTV* platform. In consideration, the Company will pay $720,000, payable in quarterly installments of $180,000 through June 2026. During the years ended December 31, 2025 and 2024, respectively, the Company incurred $7,495,192 and $4,728,213 of research and development costs from Suzhou Snail; and made $7,029,600 and $7,783,000 in payments to Suzhou Snail for royalties and research and development costs. During the years ended December 31, 2025 and 2024, the Company incurred $137,993 and $192,213, respectively as license costs due to Suzhou Snail and included in cost of revenues. The royalty payments are included in costs of revenues and research and development costs are included in operating expenses in the consolidated statements of operations and comprehensive income (loss) or capitalized as intangible assets, net in the consolidated balance sheets. Accounts payable – related parties consisted of the following as of December 31, 2025 and December 31, 2024:

	2025	2024
Accounts payable – Suzhou	$ 53,173,676	$ 52,998,084
Less: accounts receivable – Suzhou	(37,614,913)	(37,614,913)
Accounts payable – SDE (*see Note 5*)	4,508,250	—
Total accounts payable – related parties	$ 20,067,013	$ 15,383,171

NOTE 11 – LOAN AND INTEREST RECEIVABLE — RELATED PARTY

In February 2021, the Company loaned $200,000 to a wholly owned subsidiary of Suzhou Snail. The loan bears 2.0% per annum interest, interest and principal were due in February 2022. In February 2022, Suzhou Snail signed an agreement with this subsidiary and assumed the loan and related interest for a total of $203,890. Subsequently, $103,890 was offset against the loan and interest payable owed to Suzhou Snail on a separate note. The total amount of loan and interest receivable — related party was $107,759 and $105,759, as of December 31, 2025 and 2024, respectively. The Company earned $2,000 and $2,005 in interest on the related party loans receivable during the years ended December 31, 2025 and 2024, respectively.

NOTE 12 – REVOLVING LOAN, SHORT TERM NOTES AND LONG - TERM DEBT

	December 31, 2025	December 31, 2024
2021 Revolving Loan – On January 2, 2026, the Company amended its revolving loan agreement and decreased the maximum balance from $6,000,000 to $5,000,000. The revolving maturity date of the revolving loan is extended to March 31, 2030, and has an annual interest rate equal to the prime rate less 0.25% and a floor of 6.50%. In March 2026, the Company received a subsequent extension of the revolving loan maturity date to March 31, 2030. Debt covenants of this loan require the Company to maintain a minimum debt service coverage ratio of at least 1.5 to 1 and is required to maintain a $1,000,000 pledge deposit. At December 31, 2025, the interest rate on this loan was 6.5%. The Company was in compliance with the debt covenants of this loan for the trailing twelve month period ended December 31, 2025, and it is reasonably possible it will remain in compliance for the twelve months thereafter. Prior to latest amendment, the revolving loan had been extended through three prior amendments, with the original maturity date of December 31, 2023 extended successively to December 31, 2024, June 30, 2025, and June 30, 2026, respectively. As a result of the maturity date being extended beyond twelve months from the balance sheet date, the outstanding balance has been classified as long-term debt as of December 31, 2025 compared to its classification as current debt as of December 31, 2024.	$ 5,000,000	$ 3,000,000
2021 Promissory Note – On June 17, 2021, the Company amended its loan agreement to reduce the principal amount with a financial institution for 10 years, annual interest rate of 3.5% for the first 5 years, and then floating at Wall Street Journal rate from years 6 to 10. The loan is secured by the Company's building, with a carrying value of $4.1 million, and matures on June 30, 2031. The note is subject to a prepayment penalty. Debt covenants of this loan require the Company to maintain a minimum debt service coverage ratio of at least 1.5 to 1. The Company was in compliance with the debt covenants of this loan for the trailing twelve month period ended December 31, 2025, and it is reasonably possible it will remain in compliance for the twelve months thereafter. At December 2024, the Company was in compliance with the debt covenants of this loan; however, the Company was expected to be non-compliant with the debt covenants in the following twelve months and presented the long-term portion of the note as current.	2,636,536	2,722,549
February 2025 Convertible Notes – On February 21, 2025, the Company issued convertible notes at a 10.0% discount and a principal balance of $3,300,000. The notes had an interest rate of 5.0%, were paid in consecutive monthly installments beginning May 21, 2025 and matured on February 21, 2026. In the event of a default the Company could have been required to pay to the holders an amount equal to the principal outstanding, plus any accrued interest through the date of payments, multiplied by 120%. The Company had the option to prepay the notes at any time and the note holders have the option to convert the notes, in whole or in part, at any time. The Company elected the fair value option to account for the convertible notes. This note was fully paid in February 2026 (see Note 20 – Subsequent Events).	691,010	—
2025 Term Loan – On June 10, 2025, the Company entered into a term loan agreement with a principal balance of $3,500,000. The note has a floating rate of 0.50% in excess of the Wall Street Journal Prime Rate and a floor of 6.50%, and is paid in monthly installments starting July 1, 2025, and maturing June 30, 2028. As of December 2025, the interest on this loan is 7.25%. In the event of a default, the Company could be required to pay the lender the entire principal balance, plus any accrued and unpaid interest immediately due and payable, without notice or demand. The note is secured by a lien on collateral. Collateral includes all of the borrower's rights, title, and interest in all assets, including but not limited to accounts, equipment, deposits, intellectual property and books and records. Debt covenants of this loan requires the Company to maintain a minimum debt service coverage ratio of at least 1.5 to 1. The Company was in compliance with debt covenants of this loan for the trailing twelve month period ended December 31, 2025, and it is reasonably possible it will remain in compliance for the twelve months thereafter.	2,961,882	—
October 2025 Convertible Notes – On October 24, 2025, the Company issued convertible notes at a 10.0% discount and a principal balance of $2,200,000. The notes had an interest rate of 5.0% are payable in consecutive monthly installments beginning January 24, 2026 and will mature on October 24, 2026. In the event of a default the Company could be required to pay to the holders an amount equal to the principal outstanding, plus any accrued interest through the date of payments, multiplied by 120%. The Company has the option to prepay the notes at any time and the note holders have the option to convert the notes, in whole or in part, at any time into shares of the Company's Class A common stock. The Company elected the fair value option to account for the convertible notes.	2,115,856	—
November 2025 Convertible Notes – On November 26, 2025, the Company issued convertible notes at a 10.0% discount and a principal balance of $1,100,000. The notes had an interest rate of 5.0% and are payable in consecutive monthly installments beginning February 26, 2026 and will mature on November 26, 2026. In the event of a default the Company could be required to pay to the holders an amount equal to the principal	1,035,323	—

outstanding, plus any accrued interest through the date of payments, multiplied by 120%. The Company has the option to prepay the notes at any time and the note holders have the option to convert the notes, in whole or in part, at any time into shares of the Company's Class A common stock. The Company elected the fair value option to account for the convertible notes.

Total debt	14,440,607	5,722,549
Less: current portion of long-term debt	1,305,880	2,722,549
Less: revolving loan	—	3,000,000
Less: current portion of term loan	—	—
Less: convertible notes at fair value	3,842,189	—
Total long-term debt	$ 9,292,538	$ —

Total interest expense for the above debt and revolving loan amounted to $641,923 and $713,475 for the years ended December 31, 2025 and 2024, respectively. Accretion of the convertible notes and amortization of loan origination expenses and loan discounts of $13,109 and $345,837 are included as part of interest expense for the years ended December 31, 2025 and 2024, respectively. The Company has a weighted average interest rate of 5.7% and 5.6% on its short-term obligations as of December 31, 2025 and 2024, respectively. The Company was in compliance with its debt covenants related to the 2021 Revolving Loan, 2021 Promissory Note and 2025 Term Loan for the trailing twelve months ended December 31, 2025, and it is reasonably possible it will remain in compliance for the twelve months thereafter.

The following table provides future minimum payments of its long-term debt based on contractual payments, as of December 31, 2025:

Years ending December 31,		Amount
2026	$	5,261,812
2027		1,305,111
2028		627,750
2029		99,101
2030		5,102,675
Thereafter		2,157,901
	$	14,554,350

Convertible Debt

As of December 31, 2025, because the Company elected the fair value option for the February 2025 Convertible Notes, October 2025 Convertible Notes and November 2025 Convertible Notes, there were no separately recognized unamortized premium, debt discount, or deferred issuance cost balances associated with these instruments. Accordingly, the net carrying amount of each such instrument equaled its fair value as of December 31, 2025. The February 2025 Convertible Notes, October 2025 Convertible Notes and November 2025 Convertible notes had net carrying amounts, or fair values, of $691,010, $2,115,856 and $1,035,323 as of December 31, 2025, respectively, and were classified within Level 3 of the fair value hierarchy.

February 2025 Convertible Notes

In February 2025, pursuant to a securities purchase agreement (the "SPA"), the Company issued to two accredited investors (the "Investors") convertible notes with an aggregate principal amount of $3,300,000 (the "February 2025 Convertible Notes") for gross proceeds of $3,000,000. The February 2025 Convertible Notes, which mature on February 21, 2026, carry an original issue discount of 10%, and were subject to a guaranteed interest equal to 5% of the principal amount. The principal and interest charges were payable in 10 equal monthly payments starting May 21, 2025. The notes were fully paid in February 2026.

Subject to certain ownership limitations, all or a portion of the then outstanding and unpaid principal and interest (the "conversion amount") of the February 2025 Convertible Notes could be converted at the option of the holder at any time into shares of the Company's Class A common, at a conversion price of $5.00 per share, except that, for an aggregate of $866,250 of the conversion amount, the conversion price was equal to the lesser of $5.00 per share or 92% of the lowest daily volume weighted average price ("VWAP") of the Class A common stock during the 5 trading days period prior the receipt of the notice of conversion (the "Market Price"). The conversion price could be adjusted for certain customary dilutive events. Accordingly, the number of shares issuable upon conversion of the February 2025 Convertible Notes was not fixed as of December 31, 2025 and depended on (i) the amount of principal and interest outstanding at the conversion date and (ii) for the portion of the conversion amount subject to a Market Price-based conversion feature, the market price of the Company's Class A common stock on the applicable conversion date.

The February 2025 Convertible Notes could be prepaid by the Company upon giving the Investors a ten-calendar day notice by paying an amount equal to the outstanding balance. In event of default the Investors could require the Company to prepay the February 2025 Convertible Notes at a 120% premium and have the option to convert any amount then outstanding into shares of Common Stock at the lesser of the then applicable conversion price or the Market Price. If the Company fails to make the monthly payment, the Noteholders had the right to convert the amount of the monthly payment into shares of Common Stock at the lesser of the then applicable Conversion Price or the Market Price.

The February 2025 Convertible Notes include multiple features that would require bifurcation, analysis and to be revalued at each reporting date. Accordingly, the Company has elected to apply the fair value option to the February 2025 Convertible Notes to simplify the reporting. The February 2025 Convertible Notes were initially measured at fair value and are being re-measured at fair value at each subsequent reporting date. From the date of issuance through December 31, 2025, the change in fair value was as follows:

Fair value, at issuance	$	3,000,000
Principal payments		(2,303,527)
Conversion to common stock		(331,500)
Change in fair value		326,037
Fair value at December 31, 2025	$	691,010

During the year ended December 31, 2025, holders converted $331,500 of the February 2025 Convertible Notes into 295,873 shares of the Company's Class A common stock. The loss from change in fair value of $350,434 is reported in other income in our consolidated statement of operations and comprehensive income (loss) and other income of ($24,397) is recorded in other comprehensive income (loss) due to the change in credit spread from issuance to December 31, 2025, prior to tax adjustment. The portion of the total change in the fair value of the February 2025 Convertible Notes that is attributable to changes in the instrument-specific credit risk (the "credit component") is estimated each reporting date. Management first measures fair value using all updated valuation inputs, including the credit spread implied by current market data (33.0%) then management re-measures fair value holding every assumption constant except for the credit spread, which is reset to the spread at the prior measurement date. The difference between the two fair-value estimates isolates the effect of instrument-specific credit risk.

The Company used the binomial lattice framework to determine the fair value of each amortization payout. Accordingly, the valuation uses a range of level 3 inputs to evaluate each maturity payout individually. The range of level 3 inputs used on the issuance date and as of December 31, 2025 are as follows:

	December 31, 2025	February 21, 2025
Stock price	$ 0.89	$ 2.09
Exercise price	92% VWAP or $5.00	92% VWAP or $5.00
Contractual term (year)	0.06-0.14	0.24-1.00
Volatility	58.1% - 61.1%	117.0% - 190.9%
Risk-free rate	3.68% - 3.71%	4.11% - 4.29%

October 2025 Convertible Notes

In October 2025, pursuant to a SPA, the Company issued to one accredited investor convertible notes with an aggregate principal amount of $2,200,000 (the "October 2025 Convertible Notes") for gross proceeds of $2,000,000. The October 2025 Convertible Notes, which mature on October 24, 2026, carry an original issue discount of 10%, and are subject to a guaranteed interest equal to 5% of the principal amount. The principal and interest charges are payable in 10 equal monthly payments starting January 24, 2026.

Subject to certain ownership limitations, all or portion of the then outstanding and unpaid principal and interest (the "conversion amount") of the October 2025 Convertible Notes can be converted at the option of the holder at any time into shares of the Company's Class A common, at a conversion price of $5.00 per share, except that, for an aggregate of $577,500 of the conversion amount, the conversion price is equal to the lesser of $5.00 per share or 92% of the lowest daily volume weighted average price ("VWAP") of the Class A common stock during the 5 trading days period prior the receipt of the notice of conversion (the "Market Price"). The conversion price may be adjusted for certain customary dilutive events. Accordingly, the number of shares issuable upon conversion of the October 2025 Convertible Notes was not fixed as of December 31, 2025 and depended on (i) the amount of principal and interest outstanding at the conversion date and (ii) for the portion of the conversion amount subject to a Market Price-based conversion feature, the market price of the Company's Class A common stock on the applicable conversion date.

The October 2025 Convertible Notes may be prepaid by the Company upon giving the Investors a ten-calendar day notice by paying an amount equal to the outstanding balance. In event of default, the Investors may require the Company to prepay the October 2025 Convertible Notes at a 120% premium and have the option to convert any amount then outstanding into shares of Common Stock at the lesser of the then applicable conversion price or the Market Price. If the Company fails to make the monthly payment, the Noteholders have the right to convert the amount of the monthly payment into shares of Common Stock at the lesser of the then applicable Conversion Price or the Market Price.

The Convertible Notes include multiple features that would require bifurcation, analysis and to be revalued at each reporting date. Accordingly, the Company has elected to apply the fair value option to the October 2025 Convertible Notes to simplify the reporting. The October 2025 Convertible Notes were initially measured at fair value and are being re-measured at fair value at each subsequent reporting date. From the date of issuance through December 31, 2025, the change in fair value was as follows:

Fair value, at issuance	$ 2,000,000
Principal payments	—
Conversion to common stock	—
Change in fair value	115,856
Fair value at December 31, 2025	$ 2,115,856

The loss in change in fair value of $118,900 is reported in other income in our consolidated statement of operations and comprehensive income (loss) and ($3,044) is recorded in other comprehensive income (loss) due to the change in credit spread from issuance to December 31, 2025, prior to tax adjustment. The portion of the total change in the fair value of the October 2025 Convertible Notes that is attributable to changes in the Company's own credit risk (the "credit component") is estimated each reporting date using a *with-and-without* approach. Management first measures fair value using all updated valuation inputs, including the credit spread implied by current market data (33.0%) then management re-measures fair value holding every assumption constant except for the credit spread, which is reset to the spread calibrated on the issuance date (32.5%). The difference between the two fair-value estimates isolates the effect of instrument-specific credit risk.

The Company used the binomial lattice framework to determine the fair value of each maturity payout. Accordingly, the valuation uses a range of level 3 inputs to evaluate each maturity payout individually. The range of level 3 inputs used on the issuance date and as of December 31, 2025 are as follows:

	December 31, 2025	October 24, 2025
Stock price	$ 0.89	$ 1.03
Exercise price	92% VWAP or $5.00	92% VWAP or $5.00
Contractual term (year)	0.07-0.81	0.25-1.00
Volatility	59.0% - 94.2%	78.1% - 126.9%
Risk-free rate	3.49% - 3.71%	3.55% - 3.89%

November 2025 Convertible Notes

In November 2025, pursuant to a SPA, the Company issued to one accredited investor convertible notes with an aggregate principal amount of $1,100,000 (the "November 2025 Convertible Notes") for gross proceeds of $1,000,000. The November 2025 Convertible Notes, which mature on November 26, 2026, carry an original issue discount of 10%, and are subject to a guaranteed interest equal to 5% of the principal amount. The principal and interest charges are payable in 10 equal monthly payments starting February 26, 2026.

Subject to certain ownership limitations, all or portion of the then outstanding and unpaid principal and interest (the "conversion amount") of the November 2025 Convertible Notes can be converted at the option of the holder at any time into shares of the Company's Class A common, at a conversion price of $5.00 per share, except that, for an aggregate of $288,750 of the conversion amount, the conversion price is equal to the lesser of $5.00 per share or 92% of the lowest daily volume weighted average price ("VWAP") of the Class A common stock during the 5 trading days period prior the receipt of the notice of conversion (the "Market Price"). The conversion price may be adjusted for certain customary dilutive events. Accordingly, the number of shares issuable upon conversion of the November 2025 Convertible Notes was not fixed as of December 31, 2025 and depended on (i) the amount of principal and interest outstanding at the conversion date and (ii) for the portion of the conversion amount subject to a Market Price-based conversion feature, the market price of the Company's Class A common stock on the applicable conversion date.

The November 2025 Convertible Notes may be prepaid by the Company upon giving the Investors a ten-calendar day notice by paying an amount equal to the outstanding balance. In event of default the Investors may require the Company to prepay the November 2025 Convertible Notes at a 120% premium and have the option to convert any amount then outstanding into shares of Common Stock at the lesser of the then applicable conversion price or the Market Price. If the Company fails to make the monthly payment, the Noteholders have the right to convert the amount of the monthly payment into shares of Common Stock at the lesser of the then applicable Conversion Price or the Market Price.

The Convertible Notes include multiple features that would require bifurcation, analysis and to be revalued at each reporting date. Accordingly, the Company has elected to apply the fair value option to the November 2025 Convertible Notes to simplify the reporting. The November 2025 Convertible Notes were initially measured at fair value and are being re-measured at fair value at each subsequent reporting date. From the date of issuance through December 31, 2025, the change in fair value was as follows:

Fair value, at issuance	$ 1,000,000
Principal payments	—
Conversion to common stock	—
Change in fair value	35,323
Fair value at December 31, 2025	$ 1,035,323

The loss in change in fair value of $35,323 is reported in other income in our consolidated statement of operations and comprehensive income (loss) as of December 31, 2025. Management first measures fair value using all updated valuation inputs, including the credit spread implied by current market data (32.0%) then management re-measures fair value holding every assumption constant except for the credit spread, which is reset to the spread calibrated on the issuance date (31.2%). The difference between the two fair-value estimates isolates the effect of instrument-specific credit risk.

The Company used the binomial lattice framework to determine the fair value of each maturity payout. Accordingly, the valuation uses a range of level 3 inputs to evaluate each maturity payout individually. The range of level 3 inputs used on the issuance date and as of December 31, 2025 are as follows:

	December 31, 2025	November 24, 2025
Stock price	$ 0.89	$ 0.88
Exercise price	92% VWAP or $5.00	92% VWAP or $5.00
Contractual term (year)	0.16-0.90	0.25-1.00
Volatility	58.1% - 97.3%	76.7% - 123.2%
Risk-free rate	3.47% - 3.66%	3.58% - 3.88%

2023 Convertible Notes

In August 2023, pursuant to a securities purchase agreement, the Company issued to two accredited investors (the convertible debt "Investors") convertible notes with an aggregate principal amount of $1,080,000 (the "2023 Convertible Notes") and warrants to purchase up to an aggregate of 714,285 shares of the Company's Class A common stock for gross proceeds of $1,000,000 (the "2023 Convertible Notes Financing").

The 2023 Convertible Notes carried an original issue discount of approximately 7.4%, bore interest at a rate of 7.5% per annum (16% per annum in case of an event of default), were repaid in equal consecutive monthly installments that began in February 2024 and matured on May 24, 2024.

The Company determined that the 2023 Convertible Notes included features that required bifurcation from the debt host and met the criteria to be accounted for as a derivative liability that is accounted for at fair value. On the date of issuance, the compound derivative had an estimated fair value that was not significant due to the remoteness of the events that would trigger the redemption features. The derivative liability uses level 3 inputs, is to be measured at fair value each reporting date with change in fair value being reported in other income. The change in fair value during the year ended December 31, 2024, was not significant and as such, was not recorded.

The debt discount was amortized to interest expense over the maturity period using the effective interest method at a rate of 103.4%. The effective interest rate is based on the principal balance discounted by stated interest, debt issuance costs and fair value allocated to the related warrants. For the year ended December 31, 2024, the Company recognized $309,433 of interest expense related to the Convertible Notes, comprising of $22,725 of contractual interest expense, $222,628 in accretion and $64,080 of amortization of debt discount and issuance costs.

During the year ended December 31, 2024, the Company repaid the balance of $1,071,750 of principal and accrued interest and the investors converted $60,000 of principal into 71,460 shares of Class A common stock.

NOTE 13 – INCOME TAXES

The components of income (loss) before provision for income taxes for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
United States	$ (16,830,890)	$ 2,233,247
Foreign	282,058	225,952
	$ (16,548,832)	$ 2,459,199

The income tax provision for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Current:		
U.S. Federal	$ (161,692)	$ 872,061
U.S. State	33,032	417,447
Foreign	—	(87,783)
Total current income taxes	(128,660)	1,201,725
Deferred:		
U.S. Federal	9,177,267	(194,622)
U.S. State	1,640,293	(374,979)
Total deferred income tax benefit	10,817,560	(569,601)
Income tax provision	$ 10,688,900	$ 632,124

The Company implemented FASB ASU 2023-09 on a prospective basis, as such, we have presented two separate rate reconciliation tables, one under the FASB ASU 2023-09 requirements and a second carried forward from the year ended December 31, 2024. The provision for income taxes differs from the amounts computed by applying the federal statutory tax rate of 21.0% to earnings before income taxes for the year ended December 31, 2025, after adoption of ASU 2023-09, is as follows:

	2025	
	Amount	%
U.S. Federal statutory income tax rate	(3,475,255)	21.00%
State and local income taxes, net of federal income tax effect	1,359,706	(8.22)%
Effect of cross border tax laws	58,688	(0.35)%
Change in valuation allowance	13,040,854	(78.80)%
Nontaxable or nondeductible items		
Warrant revaluation	(186,354)	1.13%
Other	24,956	(0.15)%
Worldwide changes in unrecognized tax benefits	(83,739)	0.51%
Other		
Other	8,661	(0.05)%
Foreign tax effects		
Poland		
Change in valuation allowance	333,584	(2.02)%
Foreign R&D relief	(333,584)	2.02%
Other	(59,232)	0.36%
Other foreign jurisdictions	615	0.00%
	10,688,900	(64.59)%

The state and local income taxes which comprise the majority of the state and local income taxes, net of federal effect category is California.

A reconciliation of the statutory U.S. federal rate and effective rate for the year ended December 31, 2024, prior to adoption of ASU 2023-09, is as follows:

	2024
Federal statutory income tax rate	21.00%
Valuation allowance	11.94%
FIN 48	1.01%
Return to provision	0.08%
GILTI	0.90%
FDII	(6.80)%
State taxes	0.86%
Foreign withholding tax	0.19%
R&D credit true-up	(12.10)%
Rate change	(5.36)%
Penalties	1.32%
Warrant revaluation	11.38%
Other	1.30%
	25.72%

The Company recognized an income tax expense of $10,688,900 and $632,124 for the years ended December 31, 2025 and 2024, respectively; and reflects a tax rate of (64.6)% and 25.7%, respectively. The negative effective tax rate in 2025 is primarily due to the Company recording a full valuation allowance against its net deferred tax assets since it is more likely than not that the net deferred tax assets will not be realized. As of December 31, 2024, the Company's effective tax rate differed from the federal statutory rate of 21% primarily due to foreign research and development deduction, permanent differences, changes in valuation allowance and change in warrant revaluation.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Deferred tax assets (noncurrent):		
Net operating losses	$ 8,448,643	$ 6,414,780
Deferred revenue	5,092,174	3,792,971
Research and development credit	1,334,061	945,554
Book lease liability (ASC 842)	1,031,883	337,056
Fixed assets and intangibles	337,981	314,109
Section 174 capitalized research and experimental expenditures	4,569,252	4,641,794
Stock based compensation	1,435	242
Other	1,024,371	907,859
Total deferred tax assets	21,839,800	17,354,365
Deferred tax liabilities (noncurrent):		
Book ROU assets (ASC 842)	(1,030,286)	(287,017)

Basis difference in subsidiary	(798,276)		(820,883)
Total deferred tax liabilities:	(1,828,562)		(1,107,900)
Long-term deferred tax asset, net	20,011,238		16,246,465
Valuation allowance	(20,011,238)		(5,429,353)
Net deferred tax asset	$ —	$	10,817,112

The cash paid for income taxes (net of refunds) during the years as of December 31, 2025 and 2024 are as follows:

	2025	2024
Federal	$ (2,917,724)	—
States and local	57,894	—
Total cash paid for income taxes (net of refunds)	$ (2,859,830)	—
Total cash paid for income taxes (prior to ASU 2023-09)		$ (1,100,302)

Included in these consolidated financial statements are two entities that are not consolidated in the U.S. tax return filing due to one entity being less than 80% ownership by Snail Games USA Inc.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, introducing several changes to U.S. tax law. Among other provisions, the OBBBA permits taxpayers to immediately expense domestic research and experimental ("R&E") expenditures beginning in 2025 and allows an election to accelerate the amortization of any remaining unamortized domestic R&E costs over a one- or two-year period.

The Company elected to immediately expense domestic R&E expenditures incurred in 2025 and to accelerate the amortization of its remaining unamortized domestic R&E costs over a one-year period beginning in 2025. As a result, the enactment of the OBBBA reduced the Company's U.S. current income tax expense for the year ended December 31, 2025. The legislation did not result in a net impact to the Company's U.S. deferred tax balances, as the related deferred tax assets continue to be fully offset by a valuation allowance established in the second quarter of 2025.

The Company maintained a total valuation allowance of $20,011,238 and $5,429,353 as of December 31, 2025 and 2024, respectively. The non-includable entities had a valuation allowance of $4,044,251 and $4,024,497 as of December 31, 2025 and 2024. The Company's consolidated tax filing group had a domestic valuation allowance of $14,899,697 and $673,049 as of December 31, 2025 and 2024, respectively. The Company had a foreign valuation allowance of $1,067,290 and $731,807 as of December 31, 2025 and 2024, respectively.

The Company has established a full valuation allowance for its net deferred tax assets since it is not more likely than not to be realized. Management considered all available evidence, both positive and negative, including but not limited to the Company's historical operating results, income or loss in recent periods, cumulative losses in recent years, forecasted earnings, future taxable income, and significant risk and uncertainty related to forecasts, and concluded the deferred tax assets are not more likely than not to be realized. Overall, the Company's valuation allowance had a net increase of $14,581,885 during 2025, and $285,551 during 2024.

As of December 31, 2025, the non-includable entities have U.S. federal NOL carryforwards of $2,884,392 which begin to expire in 2037 and $11,538,117 with an indefinite carryforward period. As of December 31, 2025, the non-includable entities have $14,434,371 of California net operating loss carryforwards, which begin to expire in 2037. The Company's consolidated group federal NOL carryforwards are $19,286,436 with an indefinite carryforward period. The Company's consolidated group state NOL carryforwards are $5,620,429 and begin to expire in 2039. As of December 31, 2025, the Company did not have any foreign NOL carryforwards.

As of December 31, 2025, the Company has foreign tax credit carryforwards of $192,180 which begin to expire in 2027 and has foreign R&D credit carryforwards of $1,065,391 which begin to expire in 2027. The Company has California R&D credit carryforwards of $340,088 with an indefinite carryforward period.

Under Section 382/383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which generally occurs if the percentage of the corporation's stock owned by 5% stockholders increases by more than 50% over a three year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company has not performed a Section 382 analysis through December 31, 2025. Subsequent ownership changes may affect the limitation in future years. The Company will evaluate performing a Section 382 analysis in future periods.

The Company and its subsidiaries currently file tax returns in the United States (federal and states) and Poland. The statute of limitations for its consolidated federal income tax returns is open for tax years ended December 31, 2022 and after. The statute of limitations for its consolidated state income tax returns is open for tax years ended December 31, 2019 and after. Net operating loss carryforwards generated in early years remains subject to examination by taxing authorities when utilized. The statute of limitations for its Polish tax returns is open for tax years ended December 31, 2019 and after. The Internal Revenue Service completed its examination of the Company's 2022 federal income tax return during 2025 with no adjustments.

Management intends to permanently reinvest any future foreign earnings to support operations and business growth of its affiliated company in Poland. As such, no deferred tax liability was recorded on the unremitted earnings of the foreign subsidiary as of December 31, 2025 and 2024. As of December 31, 2025, the Company had $1,663,858 of unremitted earnings that will be indefinitely reinvested in its Poland subsidiary.

The following table reflects changes in gross unrecognized tax benefits for the years ended December 31, 2025 and 2024:

	2025	2024
Unrecognized tax benefits at beginning of year	$ 512,355	$ 487,608
Gross Increases – current year positions	—	—
Gross Increases – prior year positions	166,847	219,128
Gross Decreases – prior year positions	(28,816)	(33,831)
Gross Decreases – expiration of statute of limitations	(54,923)	(160,550)
Gross Decreases – settlements	—	—

Unrecognized tax benefits at end of year	$	595,463	$	512,355

As of December 31, 2025 and 2024, the Company had $403,281 and $265,251, respectively, of unrecognized tax benefits that if recognized would impact the Company's effective tax rate. The Company accrued and recognized interest and penalties related to unrecognized tax benefits in operating expense. As of December 31, 2025 and 2024, the Company had accrued $207,844 and $143,020 of interest and penalties, respectively.

NOTE 14 – OPERATING LEASE RIGHT-OF-USE ASSETS

The Company's right-of-use assets represent arrangements related primarily to office facilities used in the ordinary business operations of the Company and its subsidiaries. In April 2018, a commercial bank issued an irrevocable standby letter of credit on behalf of the Company to the landlord for $1,075,000 to lease office space. The standby letter of credit is valid for a seven-year term and was amended in December 2025 to extend to March 31, 2033. The Company leases office space in Beverly Hills, California pursuant to a lease agreement, as amended, with an original commencement date of April 5, 2018, which was extended for an additional 86-month term commencing December 1, 2025 and expiring January 31, 2033, with one five-year renewal option but the Company is not reasonably certain to exercise the option at lease commencement. For purposes of measuring the right-of-use asset and lease liability under ASC 842, the Company applied an incremental borrowing rate of 8.50%. The incremental borrowing rate is the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. In determining that rate, the company considers prevailing economic conditions at the commencement date, as well as factors such as company-specific credit risk, term of the lease and options, and the effect of collateralization based on the nature and quality of the underlying asset As of December 31, 2025 and 2024, the Company's net operating lease right-of-use assets amounted to $4,722,366 and $1,279,330, respectively. The Company had variable lease payments of approximately $139,930 and $129,752 during the years ended December 31, 2025 and 2024, respectively, which consisted primarily of common area maintenance charges and administrative fees.

Operating lease costs included in the general and administrative expenses in our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2025 and 2024, are as follows:

	2025	2024
Operating lease costs	$ 1,736,513	$ 1,624,257

Supplemental information related to operating leases for lease liabilities as of December 31, 2025 and, 2024, is as follows:

	2025	2024
Cash paid for amounts included in the measurement of lease liabilities	$ 1,571,305	$ 1,619,689
Weighted average remaining lease term	6.9 years	1.0 years
Weighted average discount rate	8.42%	5.14%

Future undiscounted lease payments for operating leases and a reconciliation of these payments to our operating lease liabilities as of December 31, 2025 are as follows:

Years ending December 31,	Future lease payments	Imputed Interest Amount	Lease Liabilities
2026	$ 772,570	$ 379,123	$ 393,447
2027	855,801	342,602	513,199
2028	870,897	296,320	574,577
2029	885,514	245,404	640,110
2030	920,933	187,156	733,777
Thereafter	2,039,891	165,313	1,874,578
Total future lease payments	$ 6,345,606	$ 1,615,918	$ 4,729,688

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to claims and contingencies related to lawsuits and other matters arising out of the normal course of business, including matters related to employment, labor and workplace practices as well as notifications alleging infringement of patent or other intellectual property rights. We are subject to a variety of claims and we evaluate these claims on a case-by-case basis. While claims and contingencies of such matters cannot be predicted, the Company may be involve in legal proceedings. Such proceedings may include claims involving former or current employees, such as those relating to wrongful termination, discrimination, harassment, wage and hour compliance, or other employment-related matters. The Company has elected to expense legal costs associated with legal contingencies as incurred.

On December 1, 2021, the Company and Studio Wildcard sent a notice of claimed infringement (the "DCMA Takedown Notice") to Valve Corporation, which operates the Steam platform, pursuant to the Digital Millennium Copyright Act ("DCMA"). The DCMA Takedown Notice concerned a videogame titled *Myth of Empires*, which was developed by Suzhou Angela Online Game Technology Co., Ltd. ("Angela Game") and published by Imperium Interactive Entertainment Limited ("Imperium").

On December 9, 2021, Angela Game and Imperium sued the Company and Studio Wildcard in the United States District Court for the Central District of California (the "District Court") in response to the DCMA Takedown Notice. The lawsuit sought a declaratory judgment on non-liability for copyright infringement and non-liability for trade secret misappropriation, as well as unspecified damages for alleged misrepresentations in the DCMA Takedown Notice. Angela Game and Imperium also filed an application for a temporary restraining order asking the court to order us and Studio Wildcard to rescind the DCMA Takedown Notice so that Steam could reinstate Myth of Empires for download. On December 20, 2021, the Company and Studio Wildcard filed an answer to the complaint, which included counterclaims against Angela Game and Imperium and a third-party complaint against Tencent seeking unspecified damages resulting from the alleged copyright infringement and misappropriation of trade secrets in connection with the *ARK: Survival Evolved* source code.

On September 8, 2023, the Company entered into a settlement agreement with Angela Game. The settlement agreement includes an upfront payment from Angela Game to the Company plus ongoing payments.

On March 14, 2023, Bel Air Soto, LLC ("Plaintiff") filed suit in the Superior Court of California, County of Los Angeles, against Snail Games USA Inc. and INDIEV, an affiliate company that is owned by Mr. Hai Shi, the Company's Founder, Chief Executive Officer, Chief Strategy Officer, and Chairman, for breach of contract and related claims arising out of a commercial lease for premises located in Los Angeles County. Plaintiff alleges that the defendants exercised an option to extend the lease and was harmed when defendants instead terminated the lease and vacated the premises. The complaint seeks damages in excess of $3 million. The Company disputes the allegations and the amount of damages. The Company has responded to the complaint with an answer and cross-complaint. The cross-complaint seeks return for the $130,000 security deposit. The landlord has answered and denied the allegations of the cross-complaint. Snail Games USA Inc. denies exercising the option to extend and has vigorously defended against the claims asserted. The Plaintiff recently amended its complaint to expand its claims in the ongoing litigation by adding Mr. Hai Shi and the Company as additional defendants. The landlord alleges that the Company is exclusively controlled by Mr. Shi and they act as the alter egos of Snail Games USA, Inc. and INDIEV and therefore should be liable for the underlying liability. Once again, the Company denies these new allegations and will vigorously defend against these new claims. The present trail date is December 2, 2026.

There was a mandatory settlement conference in the case which did not yield a settlement. The trial is presently scheduled to commence in December 2026.

On April 21, 2023, Snail Games USA Inc. entered into an indemnity and reimbursement agreement with INDIEV, dated as of April 1, 2023, pursuant to which INDIEV agreed to assume all obligations and liabilities pursuant to the lease and indemnify and reimburse Snail Games USA Inc. for any amounts, damages, expenses, costs or other liability incurred by Snail Games USA Inc. arising under or pursuant to the lease or relating to the premises.

In October 2023, INDIEV filed for bankruptcy and the Company does not expect to recover its costs from INDIEV. Accordingly, INDIEV will not be able to indemnify the Company due to its bankruptcy. At this time, the Company is unable to quantify the magnitude of the potential loss should the plaintiffs' lawsuit succeed and accordingly no accrual for loss has been recorded in the accompanying financial statements. However, the Company does not believe that the outcome of this litigation will have a material adverse effect on its consolidated financial position, results of operations, or cash flows and believes the likelihood of a loss to the Company to be remote.

Commitments

The Company routinely enters contracts with related party developers for the development of new games. These agreements ordinarily include contractual payments to the developers for several milestones that occur at various times through 2026. The aggregate amount of development commitments to related party developers is $1.5 million as of December 31, 2025. The Company also has a license agreement with its related party SDE for the exclusive publishing rights of the *ARK* franchise. In consideration of the publishing rights the Company will pay SDE a fixed monthly license fee of $2.0 million until *ARK II* releases. Our commitments assume satisfactory performance by our related party software developer. See Note 10 – *Accounts Payable – Related Parties* and Note 20 – *Subsequent Events* for more information.

NOTE 16 – EARNINGS (LOSS) PER SHARE

The Company uses the two class method to compute its basic earnings (loss) per share ("Basic EPS") and diluted earnings (loss) per share ("Diluted EPS"). The following table summarizes the computations of basic EPS and diluted EPS. The allocation of earnings between Class A and Class B shares is based on their respective economic rights to the undistributed earnings of the Company. Basic EPS is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur using the treasury stock and if-converted methods, as applicable. The following table provides a reconciliation of the weighted average number of shares used in the calculation of Basic and Diluted EPS.

		For the year ended December 31,		
		2025		2024
Basic Earnings (Loss) Per Share:				
Net income (loss) attributable to Class A common stockholders	$	(6,322,162)	$	400,576
Net income (loss) attributable to Class B common stockholders		(20,912,963)		1,431,364
Total net income (loss) attributable to Snail Inc.	$	(27,235,125)	$	1,831,940
Class A weighted average shares outstanding - basic		8,690,934		8,045,469
Class B weighted average shares outstanding - basic		28,748,580		28,748,580
Class A and B basic earnings (loss) per share	$	(0.73)	$	0.05
Diluted Earnings (Loss) Per Share:				
Net income (loss) attributable to Class A common stockholders	$	(6,322,162)	$	400,576
Dilutive effects of convertible notes warrants		—		—
Net income (loss) attributable to Class A common stockholders	$	(6,322,162)	$	400,576
Net income (loss) attributable to Class B common stockholders	$	(20,912,963)	$	1,431,364
Dilutive effects of convertible notes warrants		(376,226)		—
Net income (loss) attributable to Class B common stockholders	$	(21,289,189)	$	1,431,364
Class A weighted average shares outstanding - basic		8,690,934		8,045,469
Dilutive effects of convertible notes warrants		—		—
Class A weighted average shares outstanding - diluted		8,690,934		8,045,469
Class B weighted average shares outstanding - basic		28,748,580		28,748,580
Dilutive effects of convertible note warrants		—		—
Class B weighted average shares outstanding - diluted		28,748,580		28,748,580
Diluted earnings (loss) per Class A share	$	(0.73)	$	0.05
Diluted earnings (loss) per Class B share	$	(0.74)	$	0.05

The following table provides a listing of shares excluded from the calculation of Diluted EPS due to their anti-dilutive effects:

	2025	2024	Method
Excluded Shares:			
Restricted stock units outstanding	1,194,024	1,142,284	Treasury
Equity line of credit warrants	334,314	334,314	Treasury
Underwriters warrants	—	120,000	Treasury
Convertible notes	2,655,608	—	If-Converted
Convertible notes warrants	1,216,185	1,405,470	Treasury

NOTE 17 – EQUITY

The Company has authorized two classes of common stock, Class A and Class B. The rights of the holders of both Class A and Class B common stock will be identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common stock. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to ten votes and will be convertible into one share of Class A common stock automatically upon transfer, subject to certain exceptions. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters unless otherwise required by law.

In connection with our IPO, on November 9, 2022, the Company issued to the Underwriters warrants to purchase 120,000 shares of Class A common stock (the "Underwriters Warrants"). The Underwriters Warrants may be exercised at a price per share equal to 125% of the IPO price, or $6.25 per share. The Underwriters Warrants are exercisable, in whole or in part, commencing on November 9, 2022, and expiring on the three-year anniversary thereof. The Underwriters Warrants have not been exercised as of the filing of this Annual Report and expired on November 9, 2025 in accordance with their terms.

The Underwriters Warrants are legally detachable and separately exercisable from the Class A common stock; therefore, they meet the definition of freestanding and are not considered embedded in the Firm Shares.

The Underwriters Warrants are considered indexed to the Company's own stock. Additionally, the Company concludes that the Underwriters Warrants meet all requirements for equity classification. Because the Underwriters Warrants were issued to the Underwriters for their services and can be exercised immediately (subject to certain transfer conditions) they were measured at their fair value on their date of issuance and recorded within stockholders' deficit. As long as the Underwriters Warrants remain classified as equity, they shall not be revalued.

Convertible Note Warrants

On August 24, 2023, the Company issued warrants in connection with its convertible debt for the purchase of 714,285 shares (the "Convertible Note Warrants"). The Convertible Note Warrants are accounted for as liabilities and are included in the accrued expenses and other liabilities in the consolidated balance sheets. The Convertible Note Warrants may require partial cash settlement in the future, include various adjustment provisions, meet the definition of a derivative and are classified as a liability, as such the warrants are measured at fair value in accordance with ASC 815 – *"Derivatives and Hedging"*.

The convertible note warrants allow the Investors to purchase an aggregate of 714,285 shares of the Company's Class A common stock at an exercise price of $1.89. The warrants can be exercised, subject to certain ownership limitations, in whole or in part during the exercise period commencing on November 24, 2023 and ending on the date that is five years thereafter.

The exercise price and the number of shares of the warrants are subject to adjustment for standard anti-dilution provisions and also for subsequent issuance at a price lower than the then exercise price and adjustments to the strike price of other equity-linked instruments to a lower price than the then exercise price.

Due to their adjustment provisions, the warrants are classified as a liability on the consolidated balance sheet. In January 2024 there was a conversion which triggered anti-dilutive features of the convertible note warrants, decreasing the exercise price and increasing the number of outstanding convertible notes warrants to 1,405,470. The fair value of the warrants at issuance has been estimated using a Black-Scholes pricing model as of December 31, 2025 and a Monte Carlo pricing model as of December 31, 2024 as follows:

	December 31, 2025	December 31, 2024
Stock price	$ 0.89	$ 1.86
Exercise price	$ 0.84	$ 0.84
Contractual term (years)	2.90	3.65
Volatility	88.7%	60.0%
Risk-free rate	3.51%	4.31%

Expected volatility is the estimate of the expected volatility of the Company's Class A common stock, based on the Company's weekly trading history then reduced by 5% as it is generally accepted that market participants to not pay for the full volatility.

The warrant liability, which uses level 3 inputs, is to be measured at fair value each reporting period with the change in fair value being recognized in other income (expense). The measured fair value may be uncertain due to the use of unobservable inputs. At December 31, 2025 and 2024, the fair value of the warrant liability was $632,876 and $1,448,109, respectively, and was included in the accrued expenses and other liabilities in the Company's consolidated balance sheets. The changes in fair value during the years ended December 31, 2025 and 2024, amounted to a loss of $620,206 and $1,006,294, respectively, included in other income (expense) in our consolidated statements of operations and comprehensive income (loss).

During the year ended December 31, 2025, the Investors exercised 189,285 warrants for which the Company received $159,000 in proceeds and recorded a loss of $128,085 upon revaluation of exercised warrants. During the year ended December 31, 2024, the Investors exercised 202,379 warrants, for which the Company received $170,000 in proceeds and recorded a loss of $115,800 upon revaluation of the exercised warrants. The loss is included in other income (expense) in our consolidated statements of operations and comprehensive income (loss).

The Convertible Notes Warrants were initially measured at fair value and are being re-measured at fair value at each subsequent reporting date. The change in fair value during the years ended December 31, 2025 and 2024, was as follows:

	Value	Warrants
Fair value, at December 31, 2024	$ 1,448,109	1,405,470
Change in fair value	(492,120)	—
Exercises	(323,113)	(189,285)
Fair value at December 31, 2025	$ 632,876	1,216,185

	Value	Warrants
Fair value, at December 31, 2023	$ 480,281	714,285
Change in fair value	1,122,094	—
Anti-dilution adjustment	—	893,563
Exercises	(154,266)	(202,378)
Fair value at December 31, 2024	$ 1,448,109	1,405,470

Equity Line Purchase Agreement

On August 24, 2023, the Company entered into a common stock purchase agreement (the "Equity Line Purchase Agreement") and a registration rights agreement (the "Registration Rights Agreement") with an investor, pursuant to which the investor has committed to purchase up to $5,000,000 in shares of the Company's Class A common stock, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. The Company shall not issue or sell any shares of common stock under the Equity Line Purchase Agreement which, when aggregated with all other shares of common stock beneficially owned by the investor, would result in beneficial ownership of more than 9.99% of the Company's outstanding shares of common stock.

Under the terms of the Equity Line Purchase Agreement, the Company has the right, but not the obligation, to sell to the investor, shares of Class A common stock over the period commencing on the execution date of the Equity Line Purchase Agreement and ending on the earlier of (i) December 31, 2025, or (ii) the date on which the investor shall have purchased Securities pursuant to the Equity Line Purchase Agreement for an aggregate purchase price of the $5,000,000, provided that a registration statement covering the resale of shares of Class A common stock that have been and may be issued under the Equity Line Purchase Agreement is declared effective by the SEC. As of December 31, 2025, the Company has not sold any Class A common stock under the Equity Line Purchase Agreement.

The registration statement covering the offer and sale of up 15,093,768 shares of Class A common stock was effective on October 10, 2023. The purchase price will be calculated as 92% of the volume weighted average prices of the Company's common stock during normal trading hours for five business days prior to the closing date with respect of a purchase notice.

Concurrently with the signing of the Equity Line Purchase Agreement, the Company issued the equity line warrant to purchase 367,647 shares of its Class A common stock to the investor as a commitment fee. The deferred offering costs associated with the equity line warrant were written off during the year ended December 31, 2025 upon the expiration of the Equity Line Purchase Agreement, and accordingly are no longer reflected in other assets on the consolidated balance sheets.

Equity Line Warrants

On August 24, 2023, the Company issued a warrant to an investor (the "Equity Line Warrant") for the purchase of 367,647 shares of Class A common stock in consideration of the investor's commitment to purchase Class A common stock. The fair value of the Equity Line Warrant is recorded as a warrant liability and is included in the accrued expenses and other liabilities in the Company's consolidated balance sheets. The Equity Line Warrants may require partial cash settlement in the future, include various adjustment provisions, meet the definition of a derivative and are classified as a liability, as such the warrants are measured at fair value in accordance with ASC 815 – *"Derivatives and Hedging"*.

The Investors warrants allow them to purchase the 367,647 shares of the Company's Class A common stock for an exercise price of $1.50. The warrants can be exercised, subject to certain ownership limitations, in whole or in part during the exercise period commencing on August 24, 2023 and ending on the date that is five years thereafter.

The exercise price and the number of shares of the warrants are subject to adjustment for standard anti-dilution provisions, for subsequent common share issuance at a price lower than the then exercise price of the warrants and adjustments to the strike price of other equity-linked instruments to a lower price than the then exercise price of the warrants.

Due to their adjustment provision, the warrants are classified as a liability on the consolidated balance sheet. The fair value of the warrants has been estimated using a Black-Scholes pricing model as of December 31, 2025 and a Monte Carlo pricing model as of December 31, 2024 as follows:

	December 31, 2025	December 31, 2024
Stock price	$ 0.89	$ 1.86
Exercise price	$ 1.50	$ 1.50
Contractual term (years)	2.65	3.65
Volatility	98.4%	60.0%
Risk-free rate	3.49%	4.31%

Expected volatility is the estimate of the expected volatility of the Company's Class A common stock, based on the Company's weekly trading history then reduced by 5%.

The warrant liability, which uses level 3 inputs, is to be measured at fair value at each reporting period and with the change in fair value being recognized in earnings. The measured fair value may be uncertain due to the use of unobservable inputs. At December 31, 2025 and 2024, the fair value of the warrant liability was $143,675 and $292,004, respectively, and included in the accrued expenses and other liabilities in the Company's consolidated balance sheets. The changes in fair value during the years ended December 31, 2025 and 2024, amounted to a gain of ($148,329) and a loss of ($192,945), respectively, and is included in other income (expense) in our consolidated statements of operations and comprehensive income (loss).

During the years ended December 31, 2025 and 2024, the Investor exercised 0 and 33,333 warrants, respectively. For the year ended December 31, 2024, the Company received $50,000 in proceeds and recorded a loss of $17,776 upon revaluation of the exercised warrants. The loss is included in other income (expense) in our consolidated statements of operations and comprehensive income (loss).

	Value	Warrants
Fair value, at December 31, 2024	$ 292,004	334,314
Change in fair value	(148,329)	—
Fair value at December 31, 2025	$ 143,675	334,314

	Value	Warrants
Fair value, at December 31, 2023	$ 103,767	367,647
Change in fair value	192,945	—
Exercises	(17,776)	(33,333)
Fair value at December 31, 2024	$ 292,004	334,314

Restricted Stock Units ("RSUs")

RSUs granted to directors vest based on the directors' continued employment with us through each applicable vest date, which is generally over one year. If the vesting conditions are not met, unvested RSUs will be forfeited. The following table summarizes our RSU units activity with directors for the years ended December 31, 2025 and 2024.

	Restricted Stock Units	Weighted-Average Grant-Date Fair Values	
Outstanding as of January 1, 2025	—	$	—
Granted	337,774		1.35
Vested	(271,108)		(1.35)
Forfeited or cancelled	—		—
Outstanding as of December 31, 2025	66,666	$	1.35

	Restricted Stock Units	Weighted-Average Grant-Date Fair Values	
Outstanding as of January 1, 2024	43,478	$	1.38
Granted	—		—
Vested	(43,478)		(1.38)
Forfeited or cancelled	—		—
Outstanding as of December 31, 2024	—	$	—

The grant date fair value of RSUs granted to directors is based on the quoted market price of our common stock on the date of grant

Our RSUs granted to employees vest upon the achievement of pre-determined performance-based milestones as well as service conditions ("PSUs"). The pre-determined performance-based milestones are based on specified percentages of the PSUs that would vest at each of the first five anniversaries of the IPO date if the Company's average annual growth rate ("AAGR") is calculated to be at a target percentage or above during the period between the Company's IPO Date and the annual revenue for each of the anniversary year. If these performance-based milestones are not met but service conditions are met, the PSUs will not vest, in which case any compensation expense the Company has recognized to date will be reversed. Generally, the total aggregate measurement period of our PSUs is 5 years, with awards cliff-vesting after each annual measurement period during the total aggregate measurement period.

Each quarter, the Company updates our assessment of the probability that the performance milestones will be achieved. The Company amortizes the fair values of PSUs over the requisite service period. Each performance-based milestone is weighted evenly and the number of shares that vest based on each performance-based milestone is independent from the other.

The following table summarizes our PSU activity with employees, presented with the maximum number of shares that could potentially vest, for the years ended December 31, 2025 and 2024.

	Restricted Stock Units	Weighted-Average Grant-Date Fair Values	
Outstanding as of January 1, 2025	1,142,284	$	5.00
Granted	—		—
Vested	—		—
Forfeited or cancelled	(14,926)		(5.00)
Outstanding as of December 31, 2025	1,127,358	$	5.00

	Restricted Stock Units	Weighted-Average Grant-Date Fair Values	
Outstanding as of January 1, 2024	1,165,247	$	5.00
Granted	—		—
Vested	—		—
Forfeited or cancelled	(22,963)		(5.00)
Outstanding as of December 31, 2024	1,142,284	$	5.00

The grant date fair value of PSUs granted to employees is based on the quoted market price of our common stock on the date of grant.

Repurchase Activity

As of December 31, 2025, 1,350,275 shares of Class A common stock were repurchased pursuant to the Share Repurchase Program for an aggregate purchase price of approximately $3.7 million. The average price paid per share was $2.72 and approximately $1.3 million aggregate amount of shares of Class A common stock remain available for repurchase under the Share Repurchase Program.

There were no share repurchases made during the years ended December 31, 2025 and 2024.

Stock-Based Compensation Expense (Income)

Stock-based compensation expense (income) resulting from RSUs of $342,925 and ($828,495) are recorded under general and administrative expenses included in our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2025 and 2024, respectively. Stock-based compensation expense (income) resulting from PSUs of $28,571 and ($61,713) are recorded under research and development expenses included in our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2025 and 2024, respectively.

During the twelve months ended December 31, 2025 and 2024, the Company recognized approximately $83,178 of deferred income tax benefit, and $201,815 of deferred income tax expense, respectively, related to our stock-based compensation expense.

As of December 31, 2025, our total unrecognized compensation cost related to RSUs and PSUs was approximately $1.8 million and is expected to be recognized over a weighted-average service period of 1.3 years.

NOTE 18 – OPERATING SEGMENTS

The Company's Chief Operating Decision Maker ("CODM") is our Founder, Chief Executive Officer, Chief Strategy Officer, and Chairman Mr. Hai Shi. The CODM assesses performance and decides how to allocate resources based on net income (loss) to evaluate operational efficiency and direct resources of the Company. Segment assets are reported on the consolidated balance sheets as total assets. The table below presents segment revenue, operating profit and significant expenses for the years ended December 31, 2025 and 2024:

	2025	*2024*

Revenues, net	$	81,225,622	$	84,467,047
Cost of revenues		58,794,947		54,236,342
Gross profit		22,430,675		30,230,705
Operating expenses:				
Salaries and Wages		7,806,131		4,962,697
Public Company Expenses		741,666		567,285
General and administrative		11,080,591		7,337,228
Research and development		14,580,668		11,647,293
Advertising and marketing		5,236,951		1,523,398
Depreciation		247,976		303,714
Total operating expenses		39,693,983		26,341,615
Income (loss) from operations		(17,263,308)		3,889,090
Total other income (expense), net		714,476		(1,429,891)
Income (loss) before provision for income taxes	$	(16,548,832)	$	2,459,199
Provision for income taxes		10,688,900		632,124
Net income (loss)	$	(27,237,732)	$	1,827,075

Depreciation expense is consistent with that presented in the consolidated statements of cash flows. There are no additional segment items requiring separate disclosure. Interest income, interest expense, other income and foreign currency transactions are captured in the total other income (expense), net line item. The Company continues to report revenue by geographic region as part of its revenue disclosures, see Note 3 – *Revenue from Contracts with Customers.* The CFO provides reports to the CODM for key decision making purposes.

NOTE 19 – OTHER INCOME (EXPENSE)

Other income (expense) consisted of the following as of December 31, 2025 and 2024:

		2025		2024
Warrant revaluation	$	640,449	$	(1,332,815)
Convertible notes fair market value adjustments		(504,657)		—
Deferred offering costs		(105,411)		—
Other		84,670		351,592
Total other income (expense)	$	115,051	$	(981,223)

NOTE 20 – SUBSEQUENT EVENTS

- In January 2026, the Company amended the 2021 Revolving Loan whereby the maximum principal amount of the revolving credit facility was reduced from $6,000,000 to $5,000,000, with the Company pledging an additional $1,000,000 time certificate of deposit.
- In February 2026, the Company received $4.5 million refund from the Internal Revenue Service ("IRS") related to the carryback of the Company's 2022 net operating loss to the 2016 tax year, of which $759,580 represents interest income. The interest income was included in interest income as of December 31, 2025.
- In February 2026, the Company made a final payment related to the February 2025 Convertible Note issued in February 2025. As a result of this payment, all amounts due under this note were fully satisfied and the convertible note was extinguished.
- In March 2026, the Company entered into an amendment of its 2021 Revolving Loan, extending the revolving maturity date to March 31, 2027. Under the terms of the amendment, the 2021 Revolving Loan will convert to a term loan on March 31, 2027. The entire principal balance, plus all accrued and unpaid interest, will be due and payable on March 31, 2030.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025. Based on this evaluation, our Company's Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of such date.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Under the supervision and with the participation of management, including the persons serving as our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Remediation of Prior Material Weaknesses

As previously disclosed in our Annual Report on Form 10-K, for the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting. The material weakness related to the failure to properly value the fair value of warrants related to the convertible notes and equity line of credit in accordance with ASC 820 *Fair Value Measurement*. Specifically, we did not have an adequate review process in place to validate the inputs and assumptions used in the valuation of complex financial instruments, leading to a potential material misstatement in the financial statements. We relied heavily on external valuation reports without a formalized internal process to validate the underlying inputs, assumptions and methodologies.

To remediate this material weakness management designed and implemented comprehensive remediation efforts, which included:

● Engagement of qualified experts – we formally engaged a qualified expert for recurring fair value measurements that has the requisite qualifications and team.

● Strengthened management review – we implemented a structured review process requiring the Director of Finance and Chief Financial Officer to validate valuation inputs and outputs. Valuation reports provided by our valuation specialist are reviewed and validated by management.

● Enhanced review controls over valuation reports – we implemented additional corroborative review procedures over third-party valuation reports. The Director of Finance prepares, and the Chief Financial Officer reviews, supplemental workbooks documenting (i) management's validation of significant inputs and assumptions, and (ii) independent recalculations of fair value estimates when feasible. These procedures enhance oversight and support the reasonableness of valuation conclusions.

Following the implementation of comprehensive remediation efforts, we have addressed the material weakness related to the valuation of warrant liabilities. The newly implemented controls and the engagement of qualified third party experts have been operated effectively. Based on managements evaluation of the design and operating effectiveness of the enhanced controls, including operation over multiple reporting periods, management believes the material weakness related to the valuation of warrant liabilities has been remediated as of December 31, 2025, and its internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

Except for the remediation efforts described above, we have not made changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the remediation efforts described above.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered independent public accounting firm regarding internal control over financial reporting due to the Company's status as a non-accelerated filer and the exemption established by the JOBS Act for "emerging growth companies."

Item 9B. Other Information.

Insider Trading Arrangements

During the twelve months ended December 31, 2025, none of our directors or officers has adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Except as set forth below, the information required by this item will be incorporated by reference from our Proxy Statement.

We have adopted a written code of business conduct and ethics (the "Code") which applies to all of our directors, officers, and employees, including our Chief Executive Officer and Chief Financial Officer. The Code is available on our website, *www.snail.com (under the tab entitled "Investor— Corporate Governance"*). Any waiver of the provisions in the Code for our executive officers or directors may only be granted by our Board of Directors and will be posted on our website.

We also have an insider trading policy which governs the purchase, sale and/or other dispositions of our securities by our directors, executive officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by this item will be incorporated by reference from our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be incorporated by reference from our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be incorporated by reference from our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be incorporated by reference from our Proxy Statement.

Item 15. Exhibits, Financial Statement Schedules.

1.   Consolidated Financial Statements. For a list of the financial statements included herein, see Index to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

2.   Financial Statement Schedule: All schedules have been omitted because they are not required or because the required information is given in the consolidated financial statements or notes thereto.

3.   Exhibits: The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Index

Exhibit Number	Description	Incorporation by Reference			
		Form	File No.	Exhibit	Filing Date
1.1	At The Market Offering Agreement, dated August 7, 2025, by and between Snail, Inc. and H.C. Wainwright & Co., LLC	8-K	001-41556	1.1	August 7, 2025
3.1	Amended and Restated Certificate of Incorporation of Snail, Inc.	8-K	001-41556	3.1	November 15, 2022
3.2	Amended and Restated Bylaws of Snail, Inc.	8-K	001-41556	3.2	November 15, 2022
4.1	Form of Certificate of Class A Common Stock	S-1	333-267483	4.1	September 16, 2022
4.2	Form of Underwriters' Warrants	S-1/A	333-267483	4.2	October 17, 2022
4.3	Description of the Registrant's Securities	10-K	001-41556	4.3	March 29, 2023
4.4	Form of Common Stock Purchase Warrant	8-K	001-41556	4.1	August 30, 2023
4.5	Form of Equity Line Warrant, dated August 2023	8-K	001-41556	4.2	August 30, 2023
4.6	Form of Original Issue 7.4% Discount Convertible Promissory Note	8-K	001-41556	4.3	August 30, 2023
4.7	Form of Indenture	S-3	333-282030	4.7	September 11, 2024
4.8	Form of Convertible Promissory Notes, dated February 21, 2025	8-K	001-41556	4.1	February 25, 2025
4.9	Form of Convertible Promissory Notes, dated October 24, 2025	8-K	001-41556	4.1	October 30, 2025
4.10	Form of Convertible Promissory Note, dated November 26, 2025	8-K	001-41556	4.1	December 3, 2025
10.1	Amended and Restated Exclusive Software License Agreement, effective as of January 1, 2022, by and between Snail Games USA, Inc. and SDE Inc.	S-1/A	333-267483	10.12	October 17, 2022
10.2	Amendment No. 1 to Amended and Restated Exclusive Software License Agreement, effective as of December 13, 2022, by and between Snail Games USA, Inc. and SDE Inc.	10-Q	001-41556	10.2	December 15, 2022
10.3	Exclusive License Agreement, effective as of April 27, 2022, by and between Snail Games USA, Inc. and SDE Inc.	S-1/A	333-267483	10.5	October 17, 2022
10.4†	Snail, Inc. 2022 Omnibus Incentive Plan	S-1/A	333-267483	10.11	October 26, 2022
10.5†	Form of Restricted Stock Unit Award Agreement (Employee) pursuant to the Snail, Inc. Omnibus Incentive Plan	S-1/A	333-267483	10.15	October 17, 2022
10.6†	Form of Restricted Stock Unit Award Agreement (Non-Employee Director) pursuant to the Snail, Inc. Omnibus Incentive Plan	S-1/A	333-267483	10.16	October 17, 2022

10.7	Form of Indemnification Agreement between Snail, Inc. and Its Directors and Officers	S-1	333-267483	10.1	September 16, 2022
10.8	Second Amended and Restated Revolving Loan and Security Agreement, dated as of January 26, 2022, by and between Snail Games USA, Inc. and Cathay Bank	S-1	333-267483	10.2	September 16, 2022
10.9	Promissory Note, dated January 26, 2022, by and between Snail Games USA, Inc. and Cathay Bank	S-1	333-267483	10.3	September 16, 2022
10.10	Form of Independent Director Agreement between Snail, Inc. and each of Its Independent Directors	S-1/A	333-267483	10.13	October 17, 2022
10.11	Form of Securities Exchange Agreement by and among Snail, Inc. and each Securityholder of Snail Games USA, Inc.	S-1/A	333-267483	10.14	October 17, 2022
10.12	Loan Agreement, dated as of June 17, 2021, by and between Snail Games USA, Inc. and Cathay Bank	S-1	333-267483	10.4	September 16, 2022
10.13†	Offer Letter, dated as of August 31, 2020, between Jim S. Tsai and Snail Games USA, Inc.	S-1	333-267483	10.6	September 16, 2022
10.14†	Amendment, effective as of November 1, 2021, to Offer Letter between Jim S. Tsai and Snail Games USA, Inc.	S-1	333-267483	10.7	September 16, 2022
10.15†	Offer Letter, dated as of August 18, 2020, between Heidy Chow and Snail Games USA, Inc.	S-1	333-267483	10.8	September 16, 2022
10.16†	Employment Agreement, dated as of December 10, 2012, between Peter Kang and Snail Games USA, Inc.	S-1	333-267483	10.9	September 16, 2022
10.17†	Amendment, effective as of December 1, 2021, to Employment Agreement between Peter Kang and Snail Games USA, Inc.	S-1	333-267483	10.10	September 16, 2022
10.18†	Offer Letter, dated as of March 27, 2023, between Hai Shi and Snail Games USA, Inc.	10-K	001-41556	10.18	March 29, 2023
10.19	First Amendment to Amended and Restated Exclusive Software License Agreement, effective as of March 10, 2023, between SDE Inc. and Snail Games USA, Inc.	10-K	001-41556	10.19	March 29, 2023
10.20	Cooperation Agreement between Snail Games USA, Inc. and Marbis GmbH, dated July 26, 2023	8-K	001-41556	10.1	August 1, 2023
10.21	Form of Securities Purchase Agreement, dated August 24, 2023	8-K	001-41556	10.1	August 30, 2023
10.22	Form of Registration Rights Agreement, dated August 24, 2023	8-K	001-41556	10.2	August 30, 2023
10.23	Form of Equity Line Purchase Agreement, dated August 24, 2023	8-K	001-41556	10.3	August 30, 2023
10.24	Independent Director Agreement, effective as of November 10, 2023, between Ryan Jamieson and Snail, Inc.	8-K	001-41556	10.1	November 16, 2023
10.25	Offer Letter, dated as of April 15, 2024, between Xuedong (Tony) Tian and Snail Games USA, Inc.	8-K	001-41556	10.1	April 19, 2024
10.26	Form of Securities Purchase Agreements, dated February 21, 2025	8-K	001-41556	10.1	February 25, 2025
10.27	Form of Registration Rights Agreements, dated February 21, 2025	8-K	001-41556	10.2	February 25, 2025
10.28	At The Market Offering Agreement, dated August 7, 2025, by and between Snail, Inc. and H.C. Wainwright & Co., LLC	8-K	001-41556	1.1	August 7, 2025
10.29†	Amendment No. 1, dated October 10, 2025, to Offer Letter, dated March 27, 2023, by and between Snail Games USA, Inc. and Hai Shi	8-K	001-41556	10.1	October 14, 2025
10.30†	Amendment No. 1, dated October 10, 2025, to Offer Letter, dated August 18, 2020, by and between Snail Games USA, Inc. and Heidy Chow	8-K	001-41556	10.2	October 14, 2025
10.31†	Amendment No. 2, dated October 10, 2025, to Employment Agreement, dated as of December 10, 2012, as amended, effective December 1, 2021, entered into Snail Games USA, Inc. and Peter Kang	8-K	001-41556	10.3	October 14, 2025

10.32	Form of Securities Purchase Agreement, dated October 24, 2025, by and between Snail, Inc. and CROM Structured Opportunities Fund I, LP	8-K	001-41556	10.1	October 30, 2025
10.33	Form of Registration Rights Agreement, dated October 24, 2025, by and between Snail, Inc. and CROM Structured Opportunities Fund I, LP	8-K	001-41556	10.2	October 30, 2025
10.34	Form of Securities Purchase Agreement, dated November 26, 2025, by and between Snail, Inc. and Monroe Street Capital Partners, LP	8-K	001-41556	10.1	December 3, 2025
10.35	Form of Registration Rights Agreement, dated November 26, 2025, by and between Snail, Inc. and Monroe Street Capital Partners, LP	8-K	001-41556	10.2	December 3, 2025
10.36*	Fourth Amendment to Loan Documents, dated January 2, 2026, by and between Snail Games USA, Inc., Hai Shi, Ying Zhou and Cathay Bank				
10.37*	Amendment No. 2 to Amended and Restated Exclusive Software License Agreement, dated October 1, 2023, by and between SDE, Inc. and Snail Games USA, Inc.				
10.38*	Offset Agreement, dated January 18, 2024, between SDE, Inc and Snail Games USA, Inc.				
10.39*	Fifth Amendment to Loan Documents, dated March 16, 2026, by and between Snail Games USA Inc., Hai Shi, Ying Zhou and Cathay Bank				
19.1	Insider Trading Policy, dated November 9, 2022	10-K	001-41556	19.1	March 26, 2025
21.1*	Subsidiaries of the Registrant				

23.1*	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a), under the Securities Exchange Act of 1934, as Adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Snail, Inc. Compensation Recovery Policy, adopted November 30, 2023	10-K	001-41556	97.1	April 1, 2024
101.INS	Inline XBRL Instance Document				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

*   Filed herewith.

**   These certifications are being furnished solely to accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of Snail, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing.

†   Indicates management contract or compensatory plan.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Culver City, California, on March 19, 2026**.**


SNAIL, INC.


Date: March 19, 2026	By:	*/s/ Hai Shi*
		Name: Hai Shi
		Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hai Shi and Heidy Chow, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
By: */s/ Hai Shi* Hai Shi	Founder, Chief Executive Officer, Chief Strategy Officer and Chairman of the Board (Principal Executive Officer)	March 19, 2026
By: */s/ Heidy Chow* Heidy Chow	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 19, 2026
By: */s/ Jim S. Tsai* Jim S. Tsai	Director	March 19, 2026
By: */s/ Peter Kang* Peter Kang	Vice President and Director of Business Development and Operations and Director	March 19, 2026
By: */s/ Ying Zhou* Ying Zhou	Director	March 19, 2026
By: */s/ Neil Foster* Neil Foster	Director	March 19, 2026
By: */s/ Sandra Pundmann* Sandra Pundmann	Director	March 19, 2026
By: */s/ Ryan Jamieson* Ryan Jamieson	Director	March 19, 2026

Exhibit 10.36

FOURTH AMENDMENT TO LOAN DOCUMENTS

THIS FOURTH AMENDMENT TO LOAN DOCUMENTS ("Amendment") is dated as of January 2, 2026 ("Effective Date"), by and among SNAIL GAMES USA INC., a California corporation ("Borrower"), HAI SHI, an individual ("Shi"), and YING ZHOU, an individual ("Zhou", and together with Shi, individually and collectively, the "Guarantor"), on the one hand, and CATHAY BANK, a California banking corporation ("Lender"), on the other hand.

RECITALS

A. Lender has heretofore extended to Borrower (i) a term loan in the original principal amount of Ten Million and No/100 Dollars ($10,000,000.00) (the "Term Loan"), and (ii) a revolving line of credit in the maximum principal amount of Six Million and No/100 Dollars ($6,000,000.00) (the "Revolving Loan", and together with the Term Loan, individually and collectively, the "Loan").

B. Lender is the current holder of, without limitation, the following documents evidencing and/or securing the Loan:

(a) Third Amended and Restated Loan and Security Agreement dated June 21, 2023, executed by Borrower and Lender (together with any and all amendments thereto or modifications thereof, the "Loan Agreement"), which Loan Agreement amended and restated in its entirety that certain Second Amended and Restated Revolving Loan and Security Agreement dated as of January 26, 2022 executed by and between Borrower and Lender, and which Loan Agreement granted to Lender a security interest in the Collateral (as defined in the Loan Agreement) to secure Borrower's obligations to Lender in connection with the Loan.

(b) Promissory Note dated January 26, 2022, in the original principal amount of Ten Million and No/100 Dollars ($10,000,000.00), executed by Borrower in favor of Lender (together with any and all amendments thereto or modifications or extensions thereof, the "Term Note"), which Term Note evidences the Term Loan; and

(c) Second Amended and Restated Promissory Note dated June 21, 2023, in the maximum principal amount of Six Million and No/100 Dollars ($6,000,000.00), executed by Borrower in favor of Lender (together with any and all amendments thereto or modifications or extensions thereof, the "Revolving Note", and together with the Term Note, individually and collectively, the "Note"), which Revolving Note evidences the Revolving Loan.

C. In order to induce Lender to make the Loan, each Guarantor executed and delivered to and in favor of Lender a Continuing Guaranty dated June 21, 2023 (together with any and all amendments thereto or modifications thereof, individually and collectively, the "Guaranty").

D. Lender perfected its security interest in and to the Collateral by causing to be filed (i) a UCC-1 financing statement with the Secretary of State of California on October 8, 2018, as Filing No. 187674427824, and (ii) a UCC-1 financing statement with the Secretary of State of California on July 2, 2021, as Filing No. U210063023418. Lender has a first priority security interest in the Collateral that is duly perfected under applicable law.

E. Borrower, Guarantor and Lender entered into that certain First Amendment to Loan Documents dated December 28, 2023 ("First Amendment"), whereby, among other things, the Revolving Maturity Date of the Revolving Loan was extended to December 31, 2024.

F. Borrower, Guarantor and Lender entered into that certain Second Amendment to Loan Documents dated December 31, 2024 ("Second Amendment"), whereby, among other things, the Revolving Maturity Date of the Revolving Loan was extended to June 30, 2025.

G. Borrower, Guarantor and Lender entered into that certain Third Amendment to Loan Documents dated June 10, 2025 ("Third Amendment"), whereby, among other things, (i)the end the Revolving Maturity Date of the Revolving Loan was extended to June 30, 2026, (ii) the interest rate applicable to the Revolving Loan was modified.

H. This Amendment, the Loan Agreement, the Note, the Guaranty, First Amendment, Second Amendment, Third Amendment, and any and all other documents executed or delivered in connection therewith or otherwise in connection with the Loan, together with any and all amendments thereto or modifications or extensions thereof, are at times hereafter referred to collectively as the "Loan Documents."

I. Pursuant to Section 9.1(b) of the Loan Agreement, Borrower is, at all times during the term of the Loan, required to maintain a minimum Debt Service Coverage Ratio of 1.50 to 1.00, to be measured on a quarterly basis at the end of each calendar quarter ending March 31, June 30, September 30, and December 31. However, Borrower failed to satisfy the minimum Debt Service Coverage Ratio for the testing period ending on September 30, 2025, in violation of the terms and conditions of the Loan Agreement (the "DSCR Default").

J. Borrower and Guarantor have now requested that Lender agree to (i) waive the DSCR Default, (ii) decrease the maximum principal amount of the Revolving Loan, and (iii) make certain other modifications to the Loan Documents as more particularly set forth herein. Lender is willing to agree to said requests, subject to the terms and conditions set forth in this Amendment.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

AGREEMENT

1. Recitals; Definitions. The recitals are incorporated herein by this reference as are all exhibits. Borrower and Guarantor agree and acknowledge that the factual information recited above is true and correct. Except as may be otherwise expressly defined in this Amendment, all terms used in this Amendment beginning with a capital letter shall have the meanings ascribed to them in the Loan Agreement.

2. Borrower and Guarantor Acknowledgment as to Obligations.

(a) Borrower and Guarantor, and each of them, acknowledge and confirm that as of December 10, 2025, the total principal amount owing to Lender on the Term Note is $0.00, plus accrued and unpaid interest thereon.

(b) Borrower and Guarantor, and each of them, acknowledge and confirm that as of December 10, 2025 the total principal amount owing to Lender on the Revolving Note is $3,000,000.00 plus accrued and unpaid interest thereon.

(c) Borrower and Guarantor, and each of them, specifically acknowledge and confirm that they do not have any valid offset or defense to the obligations, indebtedness and liability under the Loan Documents.

3. <u>Reaffirmation of Obligations</u>. This Amendment is, in part, a reaffirmation of the obligations, indebtedness and liability of Borrower and Guarantor to Lender as evidenced by the Note, Loan Agreement, Guaranty, and the other Loan Documents. Therefore, Borrower and Guarantor represent, warrant, acknowledge and agree that, except as specified herein, all of the terms and conditions of the Loan Documents are and shall remain in full force and effect, without waiver or modification of any kind whatsoever, and are ratified and confirmed in all respects.

4. <u>Decrease the Maximum Principal Amount of the Revolving Loan</u>. The maximum principal amount of the Revolving Loan is hereby decreased from $6,000,000.00 to $5,000,000.00, subject to the terms and conditions of the Loan Agreement, this Amendment and the other Loan Documents. Any and all references in the Loan Agreement and the other Loan Documents to the maximum principal amount of the Revolving Loan of "Six Million and No/ Dollars ($6,000,000.00)" and "6,000,000.00", shall be replaced with Five Million and No/100 Dollars ($5,000,000.00)" and "5,000,000.00", respectively.

5. <u>Waiver</u>. Subject to the satisfaction by Borrower of all of the conditions precedent set forth in Section 11 below, and the performance of the other terms and conditions of this Amendment and the Loan Documents, at the request of Borrower, Lender hereby agrees to waive the DSCR Default for the testing period ending September 30, 2025, only, provided that such waiver is given by Lender on a one-time only basis, and is without waiver of any other term, covenant, or condition heretofore, now or hereafter to be observed, performed or satisfied by the Borrower or any other guarantor, person or entity, pursuant to the Loan Agreement or any other agreements, documents, or instruments, executed or delivered to Lender in connection therewith. Except as expressly stated herein, all existing terms and conditions of the Loan Agreement remain unchanged.

6. <u>Amendment to Loan Agreement</u>.

(a) The definition of "Debt Service Coverage Ratio" in Section 1.1 is hereby deleted in its entirety and replaced with the following:

"'<u>Debt Service Coverage Ratio</u>' shall mean the ratio of (i) Borrower's EBITDA, excluding taxes paid in cash and capital expenditures, and net changes in deferred revenue, accounts receivable and accounts payable (including to related parties), plus the balance of the TCD plus fifty percent (50%) of unrestricted cash as of the end of the period measured, divided by (ii) the aggregate of the scheduled payments of principal and interest payable by Borrower to Lender under the Note, and all other scheduled payments of principal and interest payable by Borrower under any other indebtedness owed by Borrower to Lender, as determined by Lender in its sole discretion, for the prior trailing twelve (12) month period from measurement."

(b) The definition of "Maximum Advance Amount" in Section 1.1 is hereby deleted in its entirety and replaced with the following:

"'Maximum Advance Amount' shall mean $5,000,000.00, subject to Section 2.1 hereof."

(c) The definition of "TCD" is hereby added to Section 1.1 and states the following:

"'TCD' shall mean that certain time certificate of deposit, in the amount of $1,000,000.00, pledged by Borrower, in favor of Lender, as pursuant to that Security Agreement (Assignment of Deposit Account) dated January 2, 2026, by Borrower, in favor of Lender."

(d) Section 9.1(b) of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

"Minimum Debt Service Coverage Ratio. Borrower shall maintain a minimum Debt Service Coverage Ratio of at least 1.50 to 1.00, which shall be measured quarterly on a trailing twelve month basis, beginning with the calendar quarter ending December 31, 2025."

(e) Section 9.12 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

"**Out of Debt Period**. Borrower covenants and agrees that the Revolving Loan is extended to Borrower, and provided by Lender, with the understanding that it is to be utilized to finance the short-term business needs of Borrower and is not intended as a long-term loan. Borrower therefore agrees that during the term of the Revolving Loan and any renewals or extensions thereof, Borrower will maintain an outstanding principal balance of not more than Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000.00) for (30) consecutive days during any twelve (12) consecutive-month period of time from the Closing Date and continuing during the term of the Revolving Loan."

7. New Deed of Trust; New Assignment of Deposit Accounts.

(a) As additional security for the indebtedness and obligations under the Loan, Borrower shall execute and deliver to Lender that certain Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing of even date herewith ("New Deed of Trust"), in favor of Lender, encumbering, without limitation, certain real property, more particularly described in Exhibit "A" attached hereto and incorporated herein by this reference (as more particularly described therein, the "Property"), with a security interest in favor of Lender.

(b) Borrower shall deposit the sum of One Million and No/100 Dollars ($1,000,000.00), from Borrower's own immediately available funds, into that certain account no. 8667726699, held with Lender (the "<u>Reserve Account</u>"). The Reserve Account shall be assigned to Lender pursuant to that certain Security Agreement (Assignment of Deposit Account) of even date herewith ("<u>New Assignment of Deposit Account</u>"), by Borrower, in favor of Lender, as additional collateral in connection to the Loan. The Reserve Account is and shall be a blocked account, accessible only to Lender and Borrower shall have no right to withdraw or otherwise utilize funds from the Reserve Account or to reduce the balance in the Reserve Account in any manner whatsoever. The Reserve Account, and any sums therein, shall not bear interest.

8. <u>Amendment as a Loan Document</u>.

From and after the Effective Date of this Amendment, this Amendment and any other documents and instruments executed in connection herewith shall each constitute one of the "Loan Documents."

9. <u>Effective Date of Amendment</u>.

This Amendment and the amendments provided for herein shall be effective as of the Effective Date, subject to the timely and complete satisfaction of each and all of the conditions precedent set forth in Section 11, below, of this Amendment.

10. <u>Borrower's and Guarantor's Representations and Warranties</u>.

Borrower and Guarantor hereby represent and warrant to Lender and covenant and agree with Lender as follows:

(a) Borrower and Guarantor, and each of them, have full legal right, power and authority to enter into and perform this Amendment. The execution and delivery of this Amendment by Borrower and Guarantor, and the consummation by Borrower and Guarantor of the transactions contemplated hereby have been duly authorized by all necessary action by or on behalf of Borrower and/or Guarantor. This Amendment is a valid and binding obligation of Borrower and Guarantor, and each of them, enforceable against Borrower and Guarantor in accordance with its terms.

(b) The execution and delivery of this Agreement by Borrower and/or Guarantor, and the performance by Borrower and/or Guarantor of all their respective obligations hereunder do not and will not result in a breach of or constitute a default under, or cause or permit the acceleration of any obligation owed or required under, any other agreement, lease, or instrument to which Borrower and/or Guarantor is a party or by which Borrower's and/or Guarantor's properties are bound or affected.

(c) There are no actions, suits or proceedings pending, or to the knowledge of Borrower and/or Guarantor threatened against or affecting Borrower and/or Guarantor in relation to their obligations to Lender or involving the validity and enforceability of this Amendment, the Loan Agreement, or any of the other Loan Documents, as applicable, or the priority of any liens given by Borrower to Lender in accordance with the Note, the Loan Agreement, and the other Loan Documents, at Law or in equity, or before or by any Governmental Agency, or which could have a material adverse effect on the financial condition, operations, properties, assets, liabilities or earnings of Borrower and/or Guarantor, or the ability of Borrower and/or Guarantor to perform their respective obligations to Lender.

(a) Borrower and Guarantor, and each of them, hereby reaffirm and confirm that the representations and warranties of Borrower and Guarantor contained in the Loan Documents are true, correct and complete in all material respects as of the Effective Date of this Amendment.

(b) Borrower and Guarantor are in full and complete compliance with the terms, covenants, provisions and conditions of the Note, the Loan Agreement, the Guaranty, and the other Loan Documents.

All covenants, representations and warranties of Borrower and Guarantor herein are incorporated by reference and hereby made a part of the Loan Agreement.

11. Conditions Precedent.

The effectiveness of this Amendment shall be expressly conditioned upon the following having occurred or Lender having received, by no later than January 12, 2026 ("Closing"), all of the following, in form and content satisfactory to Lender and its counsel, in their sole and absolute opinion and judgment, and suitable for filing or recording, as the case may be, as required:

(a) This Amendment, fully executed by Borrower and Guarantor;

(b) The New Deed of Trust, fully executed by Borrower;

(c) The New Assignment of Deposit Account, fully executed by Borrower;

(d) Payment, from Borrower's own immediately available funds, of the fees and costs of Lender in connection with the preparation, negotiation, administration and execution of this Amendment and all documents in connection therewith, including, but not limited to, attorneys' fees and other costs and fees of other professionals retained by Lender; and

(e) Such additional assignments, agreements, certificates, reports, approvals, instruments, documents, subordination agreements, financing statements, resolutions, authorizations, consents and opinions as Lender may request, in its sole opinion and judgment, in connection with this Amendment.

12. Successors and Assigns.

This Amendment shall be binding upon and inure to the benefit of Lender, Borrower and their respective successors and assigns, except that Borrower and Guarantor may not assign their rights hereunder or any interest therein without the prior written consent of Lender.

13. <u>General Release of Lender</u>.

(a) Borrower and Guarantor, and each of them, on behalf of themselves, their respective successors, heirs and assigns, and each of them (for purposes of this Section 13, hereinafter referred to individually and collectively as the "<u>Releasing Parties</u>"), do each hereby forever relieve, release, acquit and discharge Lender and its predecessors, successors and assigns, and their respective past and present attorneys, accountants, insurers, representatives, affiliates, partners, subsidiaries, officers, employees, directors, and shareholders, and each of them (collectively, the "Released Parties"), from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses (including, but not limited to, attorneys' fees), damages, injuries, actions and causes of action, of whatever kind or nature, whether legal or equitable, known or unknown, suspected or unsuspected, contingent or fixed, which the Releasing Parties, or any of them, now own or hold or have at any time heretofore owned or held or may at any time hereafter own or hold against the Released Parties, or any of them, by reason of any acts, facts, transactions or any circumstances whatsoever occurring or existing through the date of this Agreement, including, but not limited to, those based upon, arising out of, appertaining to, or in connection with the Recitals above, the Loan, the Loan Documents, the facts pertaining to this Agreement, including, but not limited to, the modification and assumption of the Loan Documents contemplated herein, any collateral heretofore granted to Lender or granted in connection herewith (including, without limitation, the Collateral), or to any other obligations of the Releasing Parties, or any of them, to Lender, and the lending arrangements between Lender, Borrower, and Guarantor.

(b) The Releasing Parties waive all rights under Section 1542 of the Civil Code of the State of California, which each understands provides as follows:

"A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her would have materially affected his or her settlement with the debtor or released party."

(c) The Releasing Parties each expressly waive and release any right or benefit which they have or may have under Section 1542 of the Civil Code of the State of California, and any similar law of any state, territory, commonwealth or possession of the United States, or the United States, to the full extent that they may waive all such rights and benefits pertaining to the matters released herein. In connection with such waiver and relinquishment, each of the Releasing Parties acknowledge that they are aware that they may hereafter discover claims presently unknown or unsuspected, or facts in addition to or different from those which they now know or believe to be true. Nevertheless, it is the intention of the Releasing Parties, through this Agreement, to fully, finally and forever release all such matters, and all claims relative thereto, which do now exist, may exist, or heretofore have existed. In furtherance of such intention, the release herein given shall be and remain in effect as a full and complete release of such matters notwithstanding the discovery or existence of any such additional or different claims or facts relative thereto.

(d) The Releasing Parties are the sole and lawful owners of all right, title and interest in and to every claim and other matter which they purport to release herein, and they have not heretofore assigned or transferred, or purported to assign or transfer to any person or entity claims or other matters herein released. Each of the Releasing Parties shall indemnify, defend and hold Lender and each of the other Released Parties, and each of them, harmless from and against any claims, liabilities, actions, causes of action, demands, injuries, costs, and expenses (including, but not limited to, attorneys' fees), based upon or arising in connection with any such prior assignment or transfer, or any such purported assignment or transfer, or any claims or other matters released herein.

14. <u>No Joint Venture, Management and Control</u>. Notwithstanding any provision of this Amendment and/or of the Loan Documents:

(a) Lender is not and shall not be construed to be a partner, joint venture, alter ego, manager, controlling person or other business associate or participant of any kind of Borrower or any other person;

(b) Lender shall not be deemed responsible to perform or participate in any acts, omissions, or decisions of Borrower, Guarantor or any of them; and

(c) Borrower and Guarantor, and each of them, do not have any claims, causes of action, or defenses to their obligations to Lender based on any allegations of management or control exercised by Lender. Borrower and Guarantor, and each of them, acknowledge and agree that Lender does not manage or control them in any way.

15. <u>Miscellaneous</u>.

(a) Section headings used in this Amendment are for convenience only and shall not affect the construction of this Amendment.

(b) This Amendment may be executed in one or more counterparts but all of the counterparts shall constitute one agreement; provided, however, this Amendment shall not be effective and enforceable unless and until it is executed by all parties hereto.

(c) This Amendment and the other documents and instruments executed in connection therewith constitute the product of the negotiation of the parties hereto and the enforcement hereof shall be interpreted in a neutral manner, and not more strongly for or against any party based upon the source of the draftsmanship hereof.

(d) This Amendment is not a novation, nor, except as expressly provided in this Amendment, is it to be construed as a release or modification of any of the terms, conditions, warranties, waivers or rights set forth in the Loan Documents. Except as expressly provided in this Amendment, nothing contained in this Amendment shall be deemed to (i) constitute a waiver by Lender of any required performance by Borrower and Guarantor, (ii) constitute a waiver by Lender of any breach or default by Borrower and/or Guarantor that has heretofore existed, now exists or may hereafter arise under the Loan Agreement and/or any of the other Loan Documents, or (iii) require any extension other than any extension which is specifically agreed to herein by Lender or otherwise provided for in the Loan Documents, and no other extension is to be implied from the language used herein, by operation of Law, or otherwise. In the event there is a conflict in any term, condition or provision of this Amendment, on the one hand, and the Note, the Loan Agreement, or any of the other Loan Documents, on the other hand, the terms, conditions and provisions of this Amendment are to control.

(e) Borrower and Guarantor represent and warrant as follows:

(1) They have received, or have had the opportunity to receive, independent legal advice from attorneys of each of their choice with respect to the advisability of executing this Amendment and prior to the execution of this Amendment by Borrower and Guarantor, their attorneys reviewed this Amendment and discussed this Amendment with them and have made all desired changes;

(2) Except as expressly stated in this Amendment, neither Lender nor any other person or entity has made any statement or representation to Borrower or Guarantor regarding facts relied upon by any of them;

(3) Borrower does not rely upon any statement, representation or promise of Lender or any other person or entity in executing this Amendment except as expressly stated in this Amendment;

(4) The terms of this Amendment are contractual and not a mere recital;

(5) This Amendment has been carefully read by, the contents hereof are known and understood by, and it is signed freely by Borrower and Guarantor; and

(6) This Amendment and the releases contained herein are intended to be final and binding against Borrower and Guarantor, and Borrower and Guarantor, and each of them, acknowledge that Lender is expressly relying on the finality of this Amendment as a substantial, material factor inducing Lender's execution of this Amendment. Borrower has the full right and authority to enter into this Amendment, and the officer, agent or other representative executing this Amendment on behalf of Borrower has the full right and authority to fully commit and bind it to this Amendment.

[Continues on the next page]

16. <u>JUDICIAL REFERENCE</u>. The parties hereby agree that any claims, controversies, disputes, or questions of interpretation, whether legal or equitable, arising out of, concerning or related to the Loan Agreement, the Guaranty, this Amendment, and any and all Loan Documents executed by Borrower and Guarantor shall be heard by a single referee by consensual general judicial reference pursuant to the provisions of California Code of Civil Procedure Sections 638 et seq., who shall determine all issues of fact or law and to report a statement of decision. The referee shall also have the power to hear and determine proceedings for ancillary relief, including, but not limited to, applications for attachment, issuance of injunctive relief, appointment of a receiver, and/or claim and delivery. The costs of the proceeding shall be borne equally by the parties to the dispute, subject to the discretion of the referee to allocate such costs based on a determination as to the prevailing party(ies) in the proceeding. All capitalized terms not otherwise defined herein shall have the meaning as defined in the Loan Agreement, and the Loan Documents, as applicable.

The referee shall be a retired Judge or Justice selected by mutual agreement of the parties. If the parties do not agree, then the referee shall be selected by the Judge of the Court. A request for appointment of a referee may be heard on any ex parte or expedited basis, and the parties agree that irreparable harm would result if the request for appointment of a referee is not heard on an ex parte or expedited basis. The referee shall be appointed to sit with all powers provided by law. Pending appointment of the referee, the Court has power to issue temporary or provisional remedies.

[INITIALS ON FOLLOWING PAGE]

By initialing below the parties acknowledge that they have read and understand the foregoing Judicial Reference provisions and understand that they are waiving their right to a jury trial.

_____	_____	_____
Borrower's Initials	Shi's Initials	Zhou's Initials

_____
Lender's Initials

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date set forth above.

"**BORROWER**":

SNAIL GAMES USA INC.,
a California corporation

By: _____
Name: Heidy Chow
Its: Chief Financial Officer and Secretary

"**GUARANTOR**":

_____
HAI SHI, an individual

_____
YING ZHOU, an individual

"**LENDER**":

CATHAY BANK,
a California banking corporation

By: _____
Name: _____
Its: _____

EXHIBIT "A"
LEGAL DESCRIPTION

For APN/Parcel ID(s): 4220-008-028

THE LAND REFERRED TO HEREIN BELOW IS SITUATED IN THE CITY OF CULVER CITY, COUNTY OF LOS ANGELES, STATE OF CALIFORNIA AND IS DESCRIBED AS FOLLOWS:

LOTS 346, 347 AND 348 OF TRACT NO. 9483, IN THE CITY OF LOS ANGELES, COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, AS PER MAP RECORDED IN BOOK 132 PAGES 81 TO 83 INCLUSIVE OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

EXCEPTING ALL OIL, GAS AND MINERAL RIGHTS OF SAID LAND, LYING BELOW A DEPTH OF 500 FEET FROM THE PRESENT SURFACE THEREOF, BUT WITHOUT RIGHT OF SURFACE ENTRY RESERVED UNTO DOUGLAS MARK APATOW AND ANDREA GARDNER APATOW, HUSBAND AND WIFE AS COMMUNITY PROPERTY BY GRANT DEED DATED JUNE 12,1997 RECORDED AS INSTRUMENT NO. 97-904149 OF OFFICIAL RECORDS.

Exhibit 10.37

AMENDMENT NO. 2 TO

AMENDED AND RESTATED EXCLUSIVE SOFTWARE LICENSE AGREEMENT

This Amendment No. 2 to the Amended and Restated Exclusive Software License Agreement (the "**Second Amendment**") is entered into as of October 1, 2023 (the "**Second Amendment Effective Date**") by and between SDE Inc., a California corporation ("**Licensor**"), and SNAIL GAMES USA, INC., a California corporation ("**Licensee**"). Licensor and together with Licensee, the "**Parties,**" and each, a "**Party**"). Capitalized terms used and not defined in this Second Amendment have the respective meanings assigned to them in the Existing Agreement (as defined below).

WHEREAS, the Parties entered into that certain Amended and Restated Exclusive Software License Agreement dated January 1, 2022, as amended by that certain Amendment No. 1 thereto, dated December 13, 2022 (as amended, the "**Existing Agreement**");

WHEREAS, Licensor has developed and is in the process of commercially releasing a modified version of the original Game titled "ARK: Survival Evolved" which is known as "ARK: Survival Ascended" (the actual release date, the "**ASA Launch Date**");

WHEREAS, the Parties desire to amend certain terms of the Existing Agreement pertaining to the License Fee, Royalty Payments with respect to the Game; and

WHEREAS, for the purposes of reflecting the items described in the foregoing recital, the Parties desire to amend the Existing Agreement on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. <u>Amendments to the Existing Agreement</u>. As of the date hereof, the Existing Agreement is hereby amended as follows:

(a) <u>Definition of Game</u>. Section 1.01 of the Existing Agreement is hereby amended by deleting the definition of the term "**Game**" in its entirety and replacing it with the following:

"**Game**" means any and all versions of the software product known, as of the Original Effective Date, as "ARK: Survival Evolved" ("**ASE Game**"), and, as of the Second Amendment Effective Date, as "ARK: Survival Ascended" ("**ASA Game**"), in any and all languages, including (i) downloadable software that is required to be installed on a suitable computer for an End User to play such software product ("**Client Software**"), (ii) software installed by Licensor on a server designated by Licensee to process code and data in order to enable an End User to play such software product ("**Server Software**"), (iii) text files in all languages contained in the such software product ("**Text File**"), (iv) DLC related to such software product, (v) any additional or derivative content created for such software product by Licensor (vi) any content created by End Users for such software product, to the extent Licensor or Licensee has rights to such content under their respective agreements with such End Users and (vii) any Bug fixes.

(b) <u>Monthly License Fee.</u> Section 4.01 of the Existing Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

> "Section 4.01 *Monthly License Fee*. Following the ASA Launch Date and during the Term, Licensee shall pay Licensor a monthly licensing fee of two million U.S. dollars ($2,000,000), for a total of twenty four million U.S. dollars ($24,000,000) per year; provided, however, Licensee's obligation to pay the foregoing monthly licensing fee shall be automatically terminated upon the public release of the sequel of the Game being developed by Licensor and currently titled as **"ARK 2"** (the "**New Game**"); provided, further however, Licensee shall remain obligated to pay the unpaid licensing fee attributable to the period ending on the date of the public release of the New Game."

(c) <u>Royalty Payments.</u> Section 4.02 of the Existing Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

> "Section 4.02 *Royalty Payments*. Following the ASA Launch Date and during the Term, Licensee shall pay Licensor (a) with respect to the ASA Game, twenty-five percent (25%) of the Total Revenue pertaining to the ASA Game (the "**ASA Royalty Payment**"), and (b) with respect to ASE Game, forty percent (40%) of the Total Revenue pertaining to the ASE Game (the "**ASE Royalty Payment**, and together with ASA Royalty Payment, the "**Royalty Payment**"). For the avoidance of doubt, Licensee shall retain, with respect to the ASA Game, seventy-five percent (75%) of the Total Revenue pertaining to the ASA Game, and, with respect to the ASE Game, sixty percent (60%) of the Total Revenue pertaining to the ASE Game. For the avoidance of doubt, Licensee shall not owe Licensor any royalty payments based on Retail Revenue."

(d) <u>No Payments for Existing DLCs or Add-On or Mini-packs to the existing DLCs or Non-Canonical Maps on ASA.</u> As of the Second Amendment Effective Date, the Game ARK: Survival Ascended includes five (5) DLCs, which, including any mini-packs or add-ons to such five (5) DLCs and the non-canonical maps on ASA, are not subject to any DLC Payments contemplated under the Existing Agreement. Accordingly, Section 4.01 of the Existing Agreement is amended by deleting it in its entirely and replacing it with the following:

> "*DLC Payments*. Licensee shall pay Licensor a one-time payment of five million U.S. dollars ($5,000,000) upon the release of each DLC during the Term; but excluding the five (5) DLCs (including any mini-packs or add-ons to such five (5) DLCs) and the non-canonical maps that are included in ARK: Survival Ascended as of the Second Amendment Effective Date. Such DLC shall be agreed to by the Parties pursuant to Section 3.02(a).

2. <u>Limitation of Amendment.</u> Except as specifically set forth herein, this Second Amendment shall not be deemed to waive, amend or modify any term or condition of the Existing Agreement, which is hereby ratified and reaffirmed and which shall remain in full force and effect according to its terms.

3. <u>Counterparts; Electronic Signature.</u> This Second Amendment may be executed and delivered in two or more counterparts, each of which shall be deemed an original, and all of which shall be deemed to constitute one and the same agreement. An executed counterpart of this Second Amendment delivered by fax or other means of electronic communications, including DocuSign, and shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Second Amendment as of the date first written above.

SNAIL GAMES USA, INC.

By _____
Name: Jim Tsai
Title: Chief Executive Officer

SDE INC.

By _____
Name: Zhou Ying
Title: Chief Executive Officer

Exhibit 10.38

Offset Agreement

<u>Party A</u>: Snail Games USA, Inc. ("Snail"), a California corporation

<u>Party B</u>: SDE Inc. ("SDE"), a California corporation. SDE is controlled by Zhou Ying, the spouse of Mr. Shi, Snail's Founder, Chief Strategy Officer, and Chairman.

Pursuant to the "Amended and Restated Exclusive Software License Agreement" effective as of January 1, 2022, "Amendment No. 1 to Amended and Restated Exclusive Software License Agreement" effective as of December 13, 2022, and "Amendment No. 2 to Amended and Restated Exclusive Software License Agreement" effective as of October 1, 2023, in the forms attached hereto as <u>Exhibit A</u>, <u>Exhibit B</u>, and <u>Exhibit C</u>, respectively. [Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2 to Amended and Restated Exclusive Software License Agreement.]

Snail has confirmed that SDE owes Snail approximately $13.5 million (rounded) at September 30, 2023 (the "Payable"). The Payable reflects the accounts receivable amount due and owing from SDE to Snail in connection with the ordinary course of business attributable to certain mobile game revenues that, for administrative reasons, are collected by SDE and that SDE has not remitted back to Snail. Effective January 1, 2024 (the "Effective Date"), SDE consents to Snail's legal right to offset $500,000 monthly license against the amounts SDE owed to Snail.

This Offset Agreement will be governed by the laws of the State of California.

Party A: Snail Games USA, Inc.

Signature: */s/ Jim Tsai*   1/18/2024

Party B: SDE Inc.

Signature: */s/ Hai Shi*   1/18/2024

Exhibit 10.39

FIFTH AMENDMENT TO LOAN DOCUMENTS

THIS FIFTH AMENDMENT TO LOAN DOCUMENTS ("Amendment") is dated as of March 16, 2026 ("Effective Date"), by and among SNAIL GAMES USA INC., a California corporation ("Borrower"), HAI SHI, an individual, also known as Shi Hai ("Shi"), and YING ZHOU, an individual ("Zhou", and together with Shi, individually and collectively, the "Guarantor"), on the one hand, and CATHAY BANK, a California banking corporation ("Lender"), on the other hand.

RECITALS

A. Lender has heretofore extended to Borrower (i) a term loan in the original principal amount of Ten Million and No/100 Dollars ($10,000,000.00) (the "Term Loan"), and (ii) a revolving line of credit in the maximum principal amount of Six Million and No/100 Dollars ($6,000,000.00) (the "Revolving Loan", and together with the Term Loan, individually and collectively, the "Loan").

B. Lender is the current holder of, without limitation, the following documents evidencing and/or securing the Loan:

(a) Third Amended and Restated Loan and Security Agreement dated June 21, 2023, executed by Borrower and Lender (together with any and all amendments thereto or modifications thereof, the "Loan Agreement"), which Loan Agreement amended and restated in its entirety that certain Second Amended and Restated Revolving Loan and Security Agreement dated as of January 26, 2022 executed by and between Borrower and Lender, and which Loan Agreement granted to Lender a security interest in the Collateral (as defined in the Loan Agreement) to secure Borrower's obligations to Lender in connection with the Loan.

(b) Promissory Note dated January 26, 2022, in the original principal amount of Ten Million and No/100 Dollars ($10,000,000.00), executed by Borrower in favor of Lender (together with any and all amendments thereto or modifications or extensions thereof, the "Term Note"), which Term Note evidences the Term Loan; and

(c) Second Amended and Restated Promissory Note dated June 21, 2023, in the maximum principal amount of Six Million and No/100 Dollars ($6,000,000.00), executed by Borrower in favor of Lender (together with any and all amendments thereto or modifications or extensions thereof, the "Revolving Note", and together with the Term Note, individually and collectively, the "Note"), which Revolving Note evidences the Revolving Loan.

C. In order to induce Lender to make the Loan, each Guarantor executed and delivered to and in favor of Lender a Continuing Guaranty dated June 21, 2023 (together with any and all amendments thereto or modifications thereof, individually and collectively, the "Guaranty").

D. Lender perfected its security interest in and to the Collateral by causing to be filed (i) a UCC-1 financing statement with the Secretary of State of California on October 8, 2018, as Filing No. 187674427824, and (ii) a UCC-1 financing statement with the Secretary of State of California on July 2, 2021, as Filing No. U210063023418. Lender has a first priority security interest in the Collateral that is duly perfected under applicable law.

E. Borrower, Guarantor and Lender entered into that certain First Amendment to Loan Documents dated December 28, 2023 ("First Amendment"), whereby, among other things, Lender agreed to extend the Revolving Maturity Date of the Revolving Loan to December 31, 2024.

F. Borrower, Guarantor and Lender entered into that certain Second Amendment to Loan Documents dated December 31, 2024 ("Second Amendment"), whereby, among other things, Lender agreed to extend the Revolving Maturity Date of the Revolving Loan to June 30, 2025.

G. Borrower, Guarantor and Lender entered into that certain Third Amendment to Loan Documents dated June 10, 2025 ("Third Amendment"), whereby, among other things, Lender agreed to (i) extend the Revolving Maturity Date of the Revolving Loan to June 30, 2026, (ii) modify the interest rate applicable to the Revolving Loan.

H. Borrower, Guarantor and Lender entered into that certain Fourth Amendment to Loan Documents dated January 2, 2026 ("Fourth Amendment"), whereby, among other things, Lender agreed to (i) waive the DSCR Default (as defined therein), (ii) decrease the maximum principal amount of the Revolving Loan to $5,000,000.00, (iii) accept additional real property and deposit account collateral from the Borrower to secure the Loan, and (iv) make certain other modifications to the Loan Documents as more particularly set forth therein.

I. Pursuant to the Fourth Amendment, and as additional security for the indebtedness and obligations under the Loan, Borrower executed that certain Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing dated as of January 2, 2026, ("Deed of Trust") in favor of Lender, encumbering, without limitation, certain real property, more particularly described in Exhibit "A" attached hereto and incorporated herein by this reference (as more particularly described therein, the "Property"), with a security interest in favor of Lender.

J. Pursuant to the Fourth Amendment, Pursuant to the Fourth Amendment, and as additional security for the indebtedness and obligations under the Loan, Borrower pledged the Reserve Account (as defined therein) to Lender pursuant to that certain Security Agreement (Assignment of Deposit Account) dated as of January 2, 2026 ("Assignment of Deposit Account"), by Borrower, in favor of Lender.

K. This Amendment, the Loan Agreement, the Note, the Guaranty, First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Deed of Trust, Assignment of Deposit Account, and any and all other documents executed or delivered in connection therewith or otherwise in connection with the Loan, together with any and all amendments thereto or modifications or extensions thereof, are at times hereafter referred to collectively as the "Loan Documents."

L. Borrower and Guarantor have now requested that Lender agree to (i) extend the Maturity Date of the Revolving Loan, (ii) convert the Revolving Loan to a term loan on March 31, 2027, and (iii) make certain other modifications to the Loan Documents as more particularly set forth herein. Lender is willing to agree to said requests, subject to the terms and conditions set forth in this Amendment.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

AGREEMENT

1. Recitals; Definitions. The recitals are incorporated herein by this reference as are all exhibits. Borrower and Guarantor agree and acknowledge that the factual information recited above is true and correct. Except as may be otherwise expressly defined in this Amendment, all terms used in this Amendment beginning with a capital letter shall have the meanings ascribed to them in the Loan Agreement.

2. Borrower and Guarantor Acknowledgment as to Obligations.

(a) Borrower and Guarantor, and each of them, acknowledge and confirm that as of March 15, 2026, the total principal amount owing to Lender on the Term Note is $0.00, plus accrued and unpaid interest thereon.

(b) Borrower and Guarantor, and each of them, acknowledge and confirm that as of March 15, 2026 the total principal amount owing to Lender on the Revolving Note is $2,500,000.00, plus accrued and unpaid interest thereon.

(c) Borrower and Guarantor, and each of them, specifically acknowledge and confirm that they do not have any valid offset or defense to the obligations, indebtedness and liability under the Loan Documents.

(d) Shi acknowledges and agrees that any and all references to "Hai Shi, an individual" in the Guaranty, and in any and all other Loan Documents, shall mean "Hai Shi, an individual, also known as Shi Hai", and hereby reaffirms any and all of Shi's obligations under his applicable Guaranty.

3. Reaffirmation of Obligations. This Amendment is, in part, a reaffirmation of the obligations, indebtedness and liability of Borrower and Guarantor to Lender as evidenced by the Note, Loan Agreement, Guaranty, and the other Loan Documents. Therefore, Borrower and Guarantor represent, warrant, acknowledge and agree that, except as specified herein, all of the terms and conditions of the Loan Documents are and shall remain in full force and effect, without waiver or modification of any kind whatsoever, and are ratified and confirmed in all respects.

4. Extension of the Revolving Maturity Date.

(a) The Revolving Maturity Date is hereby extended to March 31, 2030, at which time the entire principal balance under the Revolving Loan plus all accrued and unpaid interest thereon is and shall be due and payable as provided under the Loan Documents. Any and All references in the Loan Documents to the "Revolving Maturity Date" shall mean March 31, 2030. For the avoidance of doubt, the Revolving Loan shall convert to a term loan on March 31, 2027, at which time the Borrower shall not longer be permitted to request Advances of loan proceeds under Revolving Loan.

5. [Reserved].

6. <u>Amendment to the Loan Agreement</u>.

(a) The definition of "Conversion Date" is hereby added to Section 1.1 of the Loan Agreement to state the following:

"'<u>Conversion Date</u>' shall mean March 31, 2027."

(b) Section 2.1(a) of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

"(a) Subject to the terms and conditions contained herein, Lender will make Advances to Borrower from the Closing Date until the Conversion Date, which may be borrowed, repaid and reborrowed, in aggregate amounts outstanding at any one time equal to (i) the Maximum Advance Amount, less (ii) the outstanding Advances, minus such reserves as Lender may reasonably deem proper and appropriate from time to time (the '<u>Revolving Line of Credit</u>'). At the Conversion Date, the Revolving Line of Credit shall be converted to a term loan, and thereafter, Borrower shall no longer be permitted to request Revolving Advances from Lender hereunder and any amounts or Advances Borrower has repaid will not be able to be reborrowed. After the Conversion Date, in addition to the regularly scheduled payments of interest due under the Revolving Line of Credit, Borrower shall be required to make monthly installment payments of principal amortized over a thirty-six (36) month period, as more particularly set forth in the Revolving Note."

7. <u>Amendment to the Note</u>.

(a) The section entitled "PRINCIPAL AND INTEREST PAYMENTS" of the Note is here by deleted in its entirety and replaced with the following:

"**PRINCIPAL AND INTEREST PAYMENTS**. Interest shall be due and payable monthly, in arrears, based upon the actual number of days elapsed for that monthly period, commencing on March 31, 2026, and shall continue to be due and payable, in arrears, on the last day of each and every calendar month thereafter (each, a '<u>Payment Date</u>') until the Maturity Date (as hereinafter defined). Borrower understands that Lender is entitled to a minimum interest charge of $100.00. per month.

Commencing on the first Payment Date after the Conversion Date, and continuing on each and every Payment Date thereafter until the Maturity Date, Borrower shall pay the unpaid obligation in accordance with the following payment schedule, which calculates the interest on the unpaid principal balance using the Note Rate: beginning on the first Payment Date after the Conversion Date and continue in each Payment Date thereafter, thirty-five (35) consecutive principal and interest payments, with interest calculated on the unpaid principal balance using the Note Rate; and one (1) principal and interest payment on the Maturity Date, with interest calculated on the unpaid principal balance using the Note Rate. The final payment will be for all principal and accrued interest not yet paid, together with any other unpaid amounts under this Note. Borrower acknowledges and agrees that the regularly scheduled monthly principal and interest payments will be calculated based upon an amortization period of thirty-six (36) months calculated from the Conversion Date based upon the Note Rate (the '<u>Pay Rate</u>'), and calculated in accordance with Lender's then policies and practices. The amount of the monthly installments of principal and interest payment shall be based on an amount which would result in the full payment of the then outstanding balance of this Note at the Pay Rate thirty-six (36) months from the Conversion Date.

Upon the Maturity Date, the entire unpaid obligation outstanding under this Note, the Loan Agreement, and any other Loan Documents shall become due and payable in full.

All payments due hereunder, including payments of principal and/or interest, shall be made to Lender in United States Dollars and shall be in the form of immediately available funds acceptable to the holder of this Note."

8. <u>Amendment as a Loan Document</u>.

From and after the Effective Date of this Amendment, this Amendment and any other documents and instruments executed in connection herewith shall each constitute one of the "Loan Documents."

9. <u>Effective Date of Amendment</u>.

This Amendment and the amendments provided for herein shall be effective as of the Effective Date, subject to the timely and complete satisfaction of each and all of the conditions precedent set forth in Section 11, below, of this Amendment.

10. <u>Borrower's and Guarantor's Representations and Warranties</u>.

Borrower and Guarantor hereby represent and warrant to Lender and covenant and agree with Lender as follows:

(a) Borrower and Guarantor, and each of them, have full legal right, power and authority to enter into and perform this Amendment. The execution and delivery of this Amendment by Borrower and Guarantor, and the consummation by Borrower and Guarantor of the transactions contemplated hereby have been duly authorized by all necessary action by or on behalf of Borrower and/or Guarantor. This Amendment is a valid and binding obligation of Borrower and Guarantor, and each of them, enforceable against Borrower and Guarantor in accordance with its terms.

(b) The execution and delivery of this Agreement by Borrower and/or Guarantor, and the performance by Borrower and/or Guarantor of all their respective obligations hereunder do not and will not result in a breach of or constitute a default under, or cause or permit the acceleration of any obligation owed or required under, any other agreement, lease, or instrument to which Borrower and/or Guarantor is a party or by which Borrower's and/or Guarantor's properties are bound or affected.

(c) There are no actions, suits or proceedings pending, or to the knowledge of Borrower and/or Guarantor threatened against or affecting Borrower and/or Guarantor in relation to their obligations to Lender or involving the validity and enforceability of this Amendment, the Loan Agreement, or any of the other Loan Documents, as applicable, or the priority of any liens given by Borrower to Lender in accordance with the Note, the Loan Agreement, and the other Loan Documents, at Law or in equity, or before or by any Governmental Agency, or which could have a material adverse effect on the financial condition, operations, properties, assets, liabilities or earnings of Borrower and/or Guarantor, or the ability of Borrower and/or Guarantor to perform their respective obligations to Lender.

(a) Borrower and Guarantor, and each of them, hereby reaffirm and confirm that the representations and warranties of Borrower and Guarantor contained in the Loan Documents are true, correct and complete in all material respects as of the Effective Date of this Amendment.

(b) Borrower and Guarantor are in full and complete compliance with the terms, covenants, provisions and conditions of the Note, the Loan Agreement, the Guaranty, and the other Loan Documents.

All covenants, representations and warranties of Borrower and Guarantor herein are incorporated by reference and hereby made a part of the Loan Agreement.

11. Conditions Precedent.

The effectiveness of this Amendment shall be expressly conditioned upon the following having occurred or Lender having received, by no later than March 23, 2026 ("Closing"), all of the following, in form and content satisfactory to Lender and its counsel, in their sole and absolute opinion and judgment, and suitable for filing or recording, as the case may be, as required:

(a) This Amendment, fully executed by Borrower and Guarantor;

(b) Borrower shall pay a loan fee to Lender, with Borrower's own immediately available funds, in an amount equal to Seven Thousand Five Hundred and No/100 Dollars ($7,500.00), which shall be deemed non-refundable upon Lender's receipt.

(c) Payment, from Borrower's own immediately available funds, of the fees and costs of Lender in connection with the preparation, negotiation, administration and execution of this Amendment and all documents in connection therewith, including, but not limited to, attorneys' fees and other costs and fees of other professionals retained by Lender; and

(d) Such additional assignments, agreements, certificates, reports, approvals, instruments, documents, subordination agreements, financing statements, resolutions, authorizations, consents and opinions as Lender may request, in its sole opinion and judgment, in connection with this Amendment.

12. <u>Successors and Assigns</u>.

This Amendment shall be binding upon and inure to the benefit of Lender, Borrower and their respective successors and assigns, except that Borrower and Guarantor may not assign their rights hereunder or any interest therein without the prior written consent of Lender.

13. <u>General Release of Lender</u>.

(a) Borrower and Guarantor, and each of them, on behalf of themselves, their respective successors, heirs and assigns, and each of them (for purposes of this Section 13, hereinafter referred to individually and collectively as the "<u>Releasing Parties</u>"), do each hereby forever relieve, release, acquit and discharge Lender and its predecessors, successors and assigns, and their respective past and present attorneys, accountants, insurers, representatives, affiliates, partners, subsidiaries, officers, employees, directors, and shareholders, and each of them (collectively, the "Released Parties"), from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses (including, but not limited to, attorneys' fees), damages, injuries, actions and causes of action, of whatever kind or nature, whether legal or equitable, known or unknown, suspected or unsuspected, contingent or fixed, which the Releasing Parties, or any of them, now own or hold or have at any time heretofore owned or held or may at any time hereafter own or hold against the Released Parties, or any of them, by reason of any acts, facts, transactions or any circumstances whatsoever occurring or existing through the date of this Agreement, including, but not limited to, those based upon, arising out of, appertaining to, or in connection with the Recitals above, the Loan, the Loan Documents, the facts pertaining to this Agreement, including, but not limited to, the modification and assumption of the Loan Documents contemplated herein, any collateral heretofore granted to Lender or granted in connection herewith (including, without limitation, the Property and the Collateral), or to any other obligations of the Releasing Parties, or any of them, to Lender, and the lending arrangements between Lender, Borrower, and Guarantor.

(b) The Releasing Parties waive all rights under Section 1542 of the Civil Code of the State of California, which each understands provides as follows:

"A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her would have materially affected his or her settlement with the debtor or released party."

(c) The Releasing Parties each expressly waive and release any right or benefit which they have or may have under Section 1542 of the Civil Code of the State of California, and any similar law of any state, territory, commonwealth or possession of the United States, or the United States, to the full extent that they may waive all such rights and benefits pertaining to the matters released herein. In connection with such waiver and relinquishment, each of the Releasing Parties acknowledge that they are aware that they may hereafter discover claims presently unknown or unsuspected, or facts in addition to or different from those which they now know or believe to be true. Nevertheless, it is the intention of the Releasing Parties, through this Agreement, to fully, finally and forever release all such matters, and all claims relative thereto, which do now exist, may exist, or heretofore have existed. In furtherance of such intention, the release herein given shall be and remain in effect as a full and complete release of such matters notwithstanding the discovery or existence of any such additional or different claims or facts relative thereto.

(d) The Releasing Parties are the sole and lawful owners of all right, title and interest in and to every claim and other matter which they purport to release herein, and they have not heretofore assigned or transferred, or purported to assign or transfer to any person or entity claims or other matters herein released. Each of the Releasing Parties shall indemnify, defend and hold Lender and each of the other Released Parties, and each of them, harmless from and against any claims, liabilities, actions, causes of action, demands, injuries, costs, and expenses (including, but not limited to, attorneys' fees), based upon or arising in connection with any such prior assignment or transfer, or any such purported assignment or transfer, or any claims or other matters released herein.

14. <u>No Joint Venture, Management and Control</u>. Notwithstanding any provision of this Amendment and/or of the Loan Documents:

(a) Lender is not and shall not be construed to be a partner, joint venture, alter ego, manager, controlling person or other business associate or participant of any kind of Borrower or any other person;

(b) Lender shall not be deemed responsible to perform or participate in any acts, omissions, or decisions of Borrower, Guarantor or any of them; and

(c) Borrower and Guarantor, and each of them, do not have any claims, causes of action, or defenses to their obligations to Lender based on any allegations of management or control exercised by Lender. Borrower and Guarantor, and each of them, acknowledge and agree that Lender does not manage or control them in any way.

15. <u>Miscellaneous</u>.

(a) Section headings used in this Amendment are for convenience only and shall not affect the construction of this Amendment.

(b) This Amendment may be executed in one or more counterparts but all of the counterparts shall constitute one agreement; provided, however, this Amendment shall not be effective and enforceable unless and until it is executed by all parties hereto.

(c) This Amendment and the other documents and instruments executed in connection therewith constitute the product of the negotiation of the parties hereto and the enforcement hereof shall be interpreted in a neutral manner, and not more strongly for or against any party based upon the source of the draftsmanship hereof.

(d) This Amendment is not a novation, nor, except as expressly provided in this Amendment, is it to be construed as a release or modification of any of the terms, conditions, warranties, waivers or rights set forth in the Loan Documents. Except as expressly provided in this Amendment, nothing contained in this Amendment shall be deemed to (i) constitute a waiver by Lender of any required performance by Borrower and Guarantor, (ii) constitute a waiver by Lender of any breach or default by Borrower and/or Guarantor that has heretofore existed, now exists or may hereafter arise under the Loan Agreement and/or any of the other Loan Documents, or (iii) require any extension other than any extension which is specifically agreed to herein by Lender or otherwise provided for in the Loan Documents, and no other extension is to be implied from the language used herein, by operation of Law, or otherwise. In the event there is a conflict in any term, condition or provision of this Amendment, on the one hand, and the Note, the Loan Agreement, or any of the other Loan Documents, on the other hand, the terms, conditions and provisions of this Amendment are to control.

(e) Borrower and Guarantor represent and warrant as follows:

(1) They have received, or have had the opportunity to receive, independent legal advice from attorneys of each of their choice with respect to the advisability of executing this Amendment and prior to the execution of this Amendment by Borrower and Guarantor, their attorneys reviewed this Amendment and discussed this Amendment with them and have made all desired changes;

(2) Except as expressly stated in this Amendment, neither Lender nor any other person or entity has made any statement or representation to Borrower or Guarantor regarding facts relied upon by any of them;

(3) Borrower does not rely upon any statement, representation or promise of Lender or any other person or entity in executing this Amendment except as expressly stated in this Amendment;

(4) The terms of this Amendment are contractual and not a mere recital;

(5) This Amendment has been carefully read by, the contents hereof are known and understood by, and it is signed freely by Borrower and Guarantor; and

(6) This Amendment and the releases contained herein are intended to be final and binding against Borrower and Guarantor, and Borrower and Guarantor, and each of them, acknowledge that Lender is expressly relying on the finality of this Amendment as a substantial, material factor inducing Lender's execution of this Amendment. Borrower has the full right and authority to enter into this Amendment, and the officer, agent or other representative executing this Amendment on behalf of Borrower has the full right and authority to fully commit and bind it to this Amendment.

[Continues on the next page]

16. <u>JUDICIAL REFERENCE</u>. The parties hereby agree that any claims, controversies, disputes, or questions of interpretation, whether legal or equitable, arising out of, concerning or related to the Loan Agreement, the Guaranty, this Amendment, and any and all Loan Documents executed by Borrower and Guarantor shall be heard by a single referee by consensual general judicial reference pursuant to the provisions of California Code of Civil Procedure Sections 638 et seq., who shall determine all issues of fact or law and to report a statement of decision. The referee shall also have the power to hear and determine proceedings for ancillary relief, including, but not limited to, applications for attachment, issuance of injunctive relief, appointment of a receiver, and/or claim and delivery. The costs of the proceeding shall be borne equally by the parties to the dispute, subject to the discretion of the referee to allocate such costs based on a determination as to the prevailing party(ies) in the proceeding. All capitalized terms not otherwise defined herein shall have the meaning as defined in the Loan Agreement, and the Loan Documents, as applicable.

The referee shall be a retired Judge or Justice selected by mutual agreement of the parties. If the parties do not agree, then the referee shall be selected by the Judge of the Court. A request for appointment of a referee may be heard on any ex parte or expedited basis, and the parties agree that irreparable harm would result if the request for appointment of a referee is not heard on an ex parte or expedited basis. The referee shall be appointed to sit with all powers provided by law. Pending appointment of the referee, the Court has power to issue temporary or provisional remedies.

[INITIALS ON FOLLOWING PAGE]

By initialing below the parties acknowledge that they have read and understand the foregoing Judicial Reference provisions and understand that they are waiving their right to a jury trial.

_____	_____	_____
Borrower's Initials	Shi's Initials	Zhou's Initials

_____
Lender's Initials

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date set forth above.

"**BORROWER**":

SNAIL GAMES USA INC.,
a California corporation

By: _____
Name: Shi Hai, also known as Hai Shi
Its: Chief Executive Officer "

GUARANTOR":

_____
HAI SHI, an individual, also known as Shi Hai

_____
YING ZHOU, an individual

"LENDER":

CATHAY BANK,
a California banking corporation

By: _____
Name: _____
Its: _____

EXHIBIT "A"
LEGAL DESCRIPTION

For APN/Parcel ID(s): 4220-008-028

THE LAND REFERRED TO HEREIN BELOW IS SITUATED IN THE CITY OF CULVER CITY, COUNTY OF LOS ANGELES, STATE OF CALIFORNIA AND IS DESCRIBED AS FOLLOWS:

LOTS 346, 347 AND 348 OF TRACT NO. 9483, IN THE CITY OF LOS ANGELES, COUNTY OF LOS ANGELES, STATI OF CALIFORNIA, AS PER MAP RECORDED IN BOOK 132 PAGES 81 TO 83 INCLUSIVE OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

EXCEPTING ALL OIL, GAS AND MINERAL RIGHTS OF SAID LAND, LYING BELOW A DEPTH OF 500 FEET FROM THE PRESENT SURFACE THEREOF, BUT WITHOUT RIGHT OF SURFACE ENTRY RESERVED UNTO DOUGLAS MARK APATOW AND ANDREA GARDNER APATOW, HUSBAND AND WIFE AS COMMUNITY PROPERTY BY GRAN DEED DATED JUNE 12,1997 RECORDED AS INSTRUMENT NO. 97-904149 OF OFFICIAL RECORDS.

13

Exhibit 21.1

Snail, Inc.

List of Subsidiaries

Snail Games USA Inc.	California
Frostkeep Studios, Inc.	California
Eminence Corp.	Delaware
Wandering Wizard LLC	Delaware
Donkey Crew Limited Liability Company	Poland
Snail Innovation Institute	California
Project AWK Projections, LLC	Delaware
BTBX.IO, LLC	Delaware
Matrioshka Games LLC	Delaware
Interactive Films, LLC	California
Snail Coins, LLC	Delaware
Snail Coins (BVI) Limited	British Virgin Islands
Egofold, LLC	Delaware
Rustic Roost Studio LLC	Poland

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-1 (File Nos. 333-274626, 333-287057 and 333-292129), Form S-8 (File No. 333-268271) and Form S-3 (File No. 333-282030) of Snail, Inc. of our report dated March 19, 2026, relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K.

/s/ BDO USA, P.C.

Costa Mesa, California
March 19, 2026

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) AND RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Hai Shi, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2025 of Snail, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financing reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2026

By: */s/ Hai Shi*
Hai Shi
Founder, Chief Executive Officer, Chief Strategy Officer and Chairman of the Board
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) AND RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Heidy Chow, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2025 of Snail, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financing reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2026

By: */s/ Heidy Chow*
Heidy Chow
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

**CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Snail, Inc. (the "Registrant") on Form 10-K for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Hai Shi, Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 19, 2026

By: */s/ Hai Shi*

Name: Hai Shi

Title: Chief Executive Officer, Chief Strategy Officer and Chairman of the Board

(Principal Executive Officer)

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

**CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Snail, Inc. (the "Registrant") on Form 10-K for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Heidy Chow, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 19, 2026

By: */s/ Heidy Chow*
Name: Heidy Chow
Title: Chief Financial Officer
         (Principal Financial Officer and Principal Accounting Officer)

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

DIRECTORS

Hai Shi
Founder, Board Chair, and Chief Strategy Officer, Snail, Inc.

Jim Tsai
Former Chief Executive Officer, Snail, Inc.

Heidy Chow
Chief Financial Officer, Snail, Inc.

Peter Kang
Vice President, Director of Business Development and Operations, Snail, Inc.

Ying Zhou
Chief Executive Officer, SDE Inc.

Neil Foster
Chief Executive Officer, Pagurian Advisors Inc.

Sandra Pundmann
Executive Vice President, Chief Audit & Risk Officer, Warner Bros. Discovery, Inc.

Ryan Jamieson
Founder & Principal, Knit Security

This Annual Report contains forward-looking statements. All statements contained in this Annual Report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. Please read the section of our Annual Report on Form 10-K entitled ''Cautionary Statement Regarding Forward-Looking Statements'' for a discussion of the limitations and risks regarding forward-looking statements made in this Annual Report. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A, ''Risk Factors'' of our Annual Report on Form 10-K included herein, which may cause actual results to differ materially from those contained in any forward-looking statements we may make. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

STOCKHOLDER INFORMATION

Annual Stockholder Meeting

Snail, Inc.'s 2026 Annual Stockholder Meeting will be held virtually via live audio webcast on May 27, 2026 at 10:00 am PT at:

www.virtualshareholdermeeting.com/SNAL2026.

This Annual Report and the Proxy Statement are available at www.proxyvote.com